  Media Release Reviewed Results For the year ended 31 December 2023 Key featuresStatement by Mike Fraser, CEO Gold Fields is a business with quality operations that are run by talented and dedicated people, who care deeply about the work they do and are committed to delivering value for all of our stakeholders. I joined Gold Fields on 1 January 2024 and since then, I have had the opportunity to visit most of our operations and meet with our teams from across the globe. I am pleased to report that for the year ended 31 December 2023, Gold Fields delivered on its original cost guidance despite operational challenges and persistent inflationary headwinds facing the industry. Group attributable production for the year, excluding Asanko, was 2.244m gold-equivalent ounces (Moz) was 99.7% of the guided range of 2.250Moz – 2.300Moz while Group all-in sustaining costs (AISC) at US$1,295/oz were better than the guided range of between US$1,300/oz and US$1,340/oz, as weaker exchange rates provided some reprieve to the inflationary pressures. Group all-in costs (AIC) were US$1,512/oz, also within the guided range of US$1,480/oz – US$1,520/oz. Our safety performance, however, has not been at the level we strive for as we have not eliminated serious injuries and fatalities in our business. It is with profound sadness that we have had to report the loss of three of our colleagues who were fatally injured at our operations in the past 12 months. It is a painful reminder to all of us at Gold Fields, that the safety and wellbeing of our colleagues must remain the absolute priority for all of us. We extend heartfelt condolences to the families, friends and colleagues of those who lost their lives at our operations. The favourable Australian Dollar and South African Rand exchange rates as well as the strong gold price received of US$1,942/oz during 2023 (2022: US$1,785/oz) provided notable tailwinds for our financial performance. In the year under review, we reported steady normalised earnings at US$900m (2022: US$860m) and generated free cash flow from operations of US$1,002m (2022: US$855m). This enabled us to declare total dividend of R7.45/share for 2023, compared with the total R7.45/share paid in 2022. This is equal to 40.1% of our normalised earnings, in line with our policy of paying 30 – 45% of normalised earnings in dividends. We are mindful that the gold price and exchange rate tailwinds will not persist, and that the favourable pricing cycle for the industry could turn. We are therefore committed to continue building a resilient business that delivers competitive returns to shareholders and sustainable value for stakeholders through the price cycles. This means being disciplined about how we allocate capital (and manage the trade-off between short term returns and investing in our business for the long term), reducing costs in a sustainable manner (through a review of our organisational structure, innovation and modernisation), replacing Mineral Reserves and pursuing accretive growth opportunities to maximise the value and quality of our portfolio. We will do this while delivering on our 2030 Environmental, Social and Governance (ESG) targets which are focused on safety and health, diversity, stakeholder value creation, tailings management, decarbonisation, responsible water stewardship. • 2 fatalities reported. • Gold Fields ranked number 1 in Sunday Times top 100 Companies. • Final dividend of 420 cents per share declared. • Cost guidance met and production volumes at 99.7% of guidance. • Salares Norte project delayed. • Scope 3 emissions reduction target announced for 2030. • Disposal of Asanko and Rusoro holdings. US$367m adjusted free cash flow* US$1,002m adjusted free cash flow from operations US$900m normalised earnings** 2.304m ounces of attributable production US$1,295 per ounce of all-in sustaining cost US$1,512 per ounce of all-in cost • Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. ** Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect JOHANNESBURG, 22 February 2024: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the year ended 31 December 2023 of US$703.3m (US$0.79 per share). This compared to profit of US$711.0m (US$0.80per share) for the year ended 31 December 2022. A final dividend number 99 of 420 SA cents per share (gross) is payable on 18 March 2024, giving a total dividend for the year ended 31 December 2023 of 745 SA cents per share (gross).

A key overlay to our strategy is the disciplined allocation of capital. As a priority, we invest in our existing operations to ensure safe and reliable production, while maintaining an investment grade credit rating. Next to be funded will be shareholder returns in the form of a base dividend which is linked to normalised earnings. Thereafter growth opportunities (including improvements to operations, organic growth, acquisitions, and extensions of life) will compete with additional shareholder returns in the form of special dividends and share buy-backs for the use of excess cash. We have set the following key priorities for the business to achieve this year: • Ensuring the physical and psychological safety of our people • Safe delivery against our production and cost targets • Delivery of the Salares Norte ramp up • Continuing progress towards meeting our 2030 ESG targets • Continuing to improve the value and quality of our portfolio Several critical leadership changes took place at Gold Fields during 2023, with more executive appointments to follow this year, we have announced the retirement of two EVPs and our CFO Paul Schmidt. The searches to fill these positions are well advanced with appointments expected in the first half of 2024. The relatively high turnover in our leadership is due to the resignations of long-serving executives for personal reasons or age-related retirements. It is worth noting that our mines’ operational performances remained strong throughout this period of change, which reflects the capability that exists deep in the organisation. I will now provide details of our 2023 performance and 2024 focus areas under each of our three strategic pillars. Pillar 1: Maximising the potential from our current assets through people and innovation Ensuring the health and safety of our people The safety and health of our people remains our first and most important value and we are committed to ensuring that everyone goes home safe and healthy every day. Nothing matters more. We are deeply saddened by the fatal incidents that occurred at our operations. In 2023 two fatalities occurred at our Tarkwa mine in Ghana both involving contractors working on site. Furthermore, we recorded a fatal incident during the reconstruction of the T&A Stadium in Tarkwa, a project funded by the Gold Fields Ghana Foundation. After year-end, on 2  January 2024, a trackless mechanical supervisor at South Deep in South  Africa was fatally injured underground in a trackless equipment related incident. We extend our heartfelt condolences to the families, loved ones and colleagues of those who lost their lives at our operations. Despite concerted efforts over many years, we have not yet been able to eliminate serious injuries and fatalities from our business. We continue to work towards this and have initiated an independent review, to be carried out in H1 2024, of the safety culture, processes, systems, and practices across the Group, the findings of which will allow us to identify gaps, high- risk areas and opportunities to ensure the safety of our people. This is crucial in accelerating our safety journey and establishing a standard safety approach across the organisation. Our commitment to the health and safety of our people extends to psychological health, which is key to building safer, more inclusive, and respectful workplaces. As previously reported, Gold Fields conducted an independent review of the lived experiences of our people in the workplace during 2022 and reported the findings of this review by Elizabeth Broderick and Company in August 2023. We are implementing all the recommendations of this review, the progress of which is being monitored closely by management and the Board. We will continue to engage and report transparently in this regard and will conduct a follow up independent review in 2026. The findings of the EB&Co’s report and the planned safety review form an integral part of our transformational culture journey, which started in early 2022. This journey, the Gold Fields Way, has safety and respectful workplace as two of its priority themes, and has the overall safety and wellbeing of our people as its irrevocable foundation. Maximising our current assets to deliver quality ounces Gold Fields is well positioned in terms of our jurisdictional footprint, asset quality (AIC and life) and profitability per ounce produced. Our production base is set to increase by 20% over the next 24 months as Salares Norte ramps up and South Deep builds up to 380koz per annum. Importantly, this incremental production comes with very competitive all-in costs and will improve the overall quality of the portfolio and enhance the cash generation of the business. Our production base is underpinned by the Australian assets which are expected to continue producing approximately 1Moz per annum for at least the next decade. Over time, this portfolio of assets has had a strong track record of replacing the Mineral Reserves depleted through production. We continue to showcase the potential of these assets and believe that further growth in reserves, particularly at the Invincible mine at St Ives and the Wallaby deposit at Granny Smith will further increase the valuation of this part of the business. Over the next 10 years, however, we expect to be mining deeper and are innovating to deliver on life extension opportunities. In Ghana, Tarkwa as the largest mine in our portfolio, can continue delivering approximately 480koz per annum for at least the next 10 years on a standalone basis. The Tarkwa/Iduapriem joint venture, currently in progress and awaiting the approval of the Government of Ghana, will further leverage operating efficiencies to unlock higher gold grades and enable an extension of life to at least 18 years. The combined mine (on 100% basis) will deliver estimated annual production of approximately 900koz over the first five years and approximately 600koz per annum for the remaining life of the operation. Under Pillar 3 below, we provide an update on the progress of the joint venture. South Deep, which is on a better footing following the mine resetting, is building up to 380koz per annum which the mine is expected to reach on a steady state monthly run rate in the latter part of 2026. With its substantial resource and long life, this mine presents a unique opportunity for longevity of producing quality ounces. We are managing he future of the Damang and Cerro Corona mines (which are non-core) in a manner that will deliver value for Gold Fields and is responsible towards the various stakeholders. We are considering alternatives to best achieve this and will continue to keep the market appraised in this regard. The recent sale of our 45% effective interest in the Asanko mine in Ghana to our JV partner Galiano Gold, for a total consideration of US$170m plus a 1% net smelter royalty on future production from the Nkran deposit as well as the disposal of our 24.35% interest in TSX-listed Rusoro Mining for US$62m, is part of our strategy to streamline our portfolio. The disposals of non-core assets raises additional funds, allowing us to invest capital and resources in strategically aligned, value-adding opportunities. Asset optimisation Our asset optimisation programme is gaining traction with each of our operations having identified initiatives over the next two years to improve operational efficiencies and performance, improve ore movement and  metal recoveries, use energy efficiently and optimise the use of  renewables. Benefits from these initiatives are expected from 2024 onwards. As our asset optimisation programme matures, we will be identifying breakthrough and transformative improvements to the way we mine through modernisation and the deployment of appropriate technologies. These will be important for the long-term sustainability of our operations as persistent inflation erodes margins and valuations and the landscape of mining evolves. 2 Gold Fields Reviewed Results for the year ended 31 December 2023

Pillar 2: Build on our leading commitment to ESG

Gold Fields has embedded ESG into its operations and set itself 2030 targets for its six priority commitments:

- safety wellbeing and environment;
- gender diversity;
- stakeholder value creation;
- decarbonisation;
- tailings management; and
- water stewardship.

The 2023 performance against these priorities is depicted in the table below.

		Year ended	
ESG priority areas	**2030 Target**	**2023**	**2022**
Safety, wellbeing and environment			
Fatalities[1]	0	**2**	1
Serious injuries	0	**6**	5
Level 3–5 env. incidents	0	**0**	0
Gender diversity			
Women representation	30%	**25%**	23%
Stakeholder value creation			
Total value creation benefiting host communities	30%	**31%**	27%
Legacy programmes benefiting host communities	6	**1 under implementation**	0
Decarbonisation			
Net emissions reduction (%)	(30)%	**(4)%**	+1%
Absolute emissions reduction (%)	(50)%	**(12)%**	(18)%
Tailings management			
Global Industry Standard on Tailings Management (GISTM)	2025: Full GISTM conformance	**Priority TSF reports completed**	On track
Reduce active upstream raised TSFs from 5 to 3	3	**5**	5
Water Stewardship			
Recycling/reuse of water (%)	80%	**74%**	75%
Freshwater withdrawal (GL)	7.8	**8.8**	8.5

[1] Refers to fatalities reported at the operations.

During 2023 noticeable progress was made in a number of areas:

- The number of women among our employees reached 25% at the end of the year compared with 23% a year earlier, with over 50% of these women working in core mining roles.
- The Group's value distribution to national economies was US$3.8bn for 2023. Of this value distribution, US$1bn, 31% of the total, was delivered to host communities through employment, procurement and social investments.

Environmentally, Gold Fields made significant strides in its decarbonisation journey. Scope 1 and 2 CO_2 emissions during 2023 declined by 5% below 2022 levels, a significant reduction made possible by our investments in renewable electricity projects over the past four years. Renewable energy accounted for 17% (2022: 13%) of electricity consumption at Group level during 2023, with renewables providing 100% of electricity consumed by our Cerro Corona mine in Peru, 50% at the Agnew mine in Australia and 15% of South Deep's electricity consumption. We are making meaningful progress towards our target to reduce emissions by 30% by 2030 (from our 2016 baseline). At end 2023 we were 4% below the base.

In February 2024, our Board approved construction of the renewables microgrid project at our St Ives mine in Australia budgeted at approximately A$296m (US$195m). The microgrid, the largest in the Group's portfolio, will comprise 42MW of wind and 35MW of solar and will provide 73% of the mine's energy requirements, once operational towards the end of 2025. It will reduce St Ives' Scope 1 and 2 emissions by an estimated 50% in 2030 against the mines 2016 baseline.

A critical element in our decarbonisation journey is including emissions reductions in our supply chain, the so-called scope 3 emissions. In November 2023, Gold Fields announced its 2030 target of reducing scope 3 emissions by a net 10% from a 2022 base. The baseline study that defined the target in line with the ICMM's new scope 3 methodology, determined that Gold Fields' total 2022 scope 3 emissions amounted to 980kt CO_2e, 36% of its total 2022 emissions of 2,696kt CO_2e. The 36% level is an increase from the 25% reported previously.

Gold Fields announced a five-year US$1.2bn revolving credit facility (RCF) in May 2023, aligned to the Company's strategy and 3 of its 2030 ESG targets. In October 2023, a second sustainability-linked loan, backed by a syndicate of 10 Australian and international banks, was announced, with the same indicators. The Australian facility was one of the first sustainability-linked loan transactions in the local mining industry and the first for a gold mining company in the country.

Pillar 3: Grow the value and quality of our portfolio of assets

It is important to stress that growth in our portfolio is driven by quality and value and not necessarily production volumes. This means focusing growth on cash flow per ounce and not simply volumes and life-of-mine. We are fortunate to have a pipeline of quality growth projects in our portfolio at various stages of execution which we discuss below. In addition, we fully expect further consolidation in the gold sector over the coming years. We want to be positioned to be opportunistic in this consolidation and are exploring value accretive acquisitions, bolt-on opportunities and strategic joint ventures to replace reserves and grow the value and quality our current portfolio of assets. At the same time, we will review assets within our portfolio which do not meet the required cash flow returns and show limited potential in expanding reserves.

Salares Norte Project

The Salares Norte Project presents significant growth and value uplift for our portfolio.

After having experienced several delays owing to the impacts of the Covid-19 pandemic, adverse weather conditions, supply chain constraints and construction labour scarcity, mechanical construction of the project is now 99.4% complete with pre-commissioning, commissioning and handover of the project to the operations team currently underway. Mining continued as planned throughout the course of 2023, with a cumulative 87.2Mt of waste moved by the end of the year and 2.3Mt containing 520koz gold equivalent on stockpile.

As announced on 28 December 2023, labour availability and an underestimation of the interdependence of pre-commissioning and commissioning activities have recently delayed the delivery of first gold from the project and its subsequent ramp-up. Since the beginning of the year, we have seen progress on labour availability on site and resolved critical commissioning delays. First filtered (dry stack) tailings were delivered in February 2024, a key milestone in the pre-commissioning process.

The project plan has been updated and has been reviewed by independent experts, who have confirmed that they are in agreement with the project plan for the delivery of first gold by April 2024. The second phase of the review, which is to confirm the ramp up schedule, is underway and is expected to be completed shortly. For 2024, we expect gold equivalent production of 250koz at AIC of US$1,790/eq oz – US$1,850/eq oz. Production volumes for 2025 are expected to be 580koz.

3

Average gold equivalent production for the first five years of the mine life  (2025 – 2029) is expected to be 485koz per annum at an AIC of US$790/eq oz (in 2024 money). Gold equivalent ounces produced over the life of mine (2025 – 2033) is expected to be 360koz at an AIC of US$820/eq oz (in 2024 money). During 2023 US$438m was spent on the project, comprising US$395m in capital expenditure, US$29m in exploration expenditure, US$2m release of working capital and US$13m in other cost. The total project capital cost has been revised to US$1,180m – US$1,200m (from US$1,040m previously), mainly due to higher contractor costs, owing to increased contractor rates, additional contractors on site and the four month delay in the delivery of first gold and ramp up. We will continue to invest in exploration within the area of the project to add to the life-of-mine production pipeline. Over 15,000m of exploration drilling occurred in 2023 compared to 18,836m in 2022. In late January, we received the last required permit to recommence with the capture and relocation of chinchillas from future mining areas at Salares Norte. We will start the programme, carried out and supervised by independent environmental experts, in late February. Tarkwa/Iduapriem joint venture We continue to engage with the Government of Ghana for the necessary approvals to support the implementation of the Tarkwa/ Iduapriem joint venture which has the potential to create the largest gold mine in Africa, supported by a substantial mineral endowment. It will bring value not only for the two companies but also to the government in the form of tax and royalty payments and distributions for its life-of-mine, spanning almost two decades. Critically, the proposed JV will bring economic opportunities in the form of jobs, procurement and infrastructure investment in local communities for a longer period of time than were the mines to continue operating separately. We remain positive and committed to the successful conclusion of the joint venture and are working closely with AngloGold Ashanti on the integration plan for the combined mine. Windfall Project The Windfall Project in Québec, Canada, a 50:50 JV with Canada’s Osisko Mining, is a unique growth opportunity for Gold Fields to partner with Osisko mining in developing a world-class orebody in a sought after, Tier 1 mining jurisdiction. The project’s environmental impact assessment was submitted to the regulator in December 2023 with a decision expected by late 2024/early 2025. Once the Environmental Impact Assessment (EIA) is approved, construction of the mine will commence, and Gold Fields will settle the balance of the acquisition price of C$300m. Windfall has a production target of approximately 300koz of gold annually over its current 10-year life-of-mine. It currently employs around 370 people of which 230 are contractors. The project has been allocated hydro- electricity via a 95km long power line, owned and operated by the Cree First Nation of Waswanapi on whose traditional land the project is located. As part of the partnership with Osisko Mining, Gold Fields has also acquired a 50% interest in Osisko’s highly prospective Urban Barry and Quévillon district exploration tenements, which total approximately 2,400km2. These will be co-explored and co-developed with Osisko, with Gold Fields funding the first C$75m in regional exploration for the first seven years of the partnership, after which time exploration spend will be shared on a 50:50 basis. Results for 2023 Normalised earnings for the year were 5% higher YoY at US$900m or US$1.01 per share (2022: US$860m or US$0.97 per share) while headline earnings for 2023 were 21% lower YoY to US$837m or US$0.94 per share (2022: US$1,061bn or US$1.19 per share). The 2022 headline earnings included the once off net proceeds for the Yamana break fee of US$202m (US$0.23 per share). Basic earnings for 2023 decreased by 1% YoY to US$703m or US$0.79 per share (2022: US$711m or US$0.80 per share) and included after-tax impairments of assets and investments of US$157m (2022: US$380m).  The average US Dollar/Rand exchange rate weakened by 13% to R18.45 in 2023 from R16.37 in 2022. The average Australian Dollar/US Dollar exchange rate weakened by 4% to US$0.66 from US$0.69. In line with our dividend policy of paying out 30% to 45% of normalised earnings as dividends, we declared a final dividend of 420 SA cents per share. This takes the total dividend declared for the year to 745 SA cents per share (2022: 745 SA cents per share). The 2022 dividend included 185 SA cents per share, relating to the after-tax break fee received from the terminated Yamana bid. Gold Fields generated cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares of US$367m in 2023 (2022: US$431m). During 2023, there was a US$320m increase in the net debt, ending the year at US$1,024m, with a net debt to adjusted EBITDA ratio of 0.42. This compares with a net debt balance of US$704m, with a net debt to adjusted EBITDA ratio of 0.29x at the end of December 2022. Excluding lease liabilities, the core net debt was US$588m at the end of 2023. Regional overviews Australia Gold Fields’ Australian operations delivered another year of strong operational performance in 2023, once again surpassing the 1Moz annual production level. Gold production was in line with 2022 at 1,062koz. All-in cost increased by 14% to A$1,886/oz (US$1,253/oz) in 2023 from A$1,659/ oz (US$1,150/oz) in 2022 driven by mining-related inflation. The Australia region generated adjusted free cash flow of US$486m in 2023, 13% higher than the US$431m generated in 2022. The Gruyere mine was impacted in 2023 by the failure to achieve planned capital and waste material movements. The tight labour market in Western Australia impacted the ability to attract and retain skilled mining operators, maintenance workers and supervisors at Gruyere, particularly to support the planned increased production profile. There has been a collaborative intervention by the contractor management, Gold Fields executives, and our joint venture partner Gold Road on the way forward to deliver an accelerated business plan in 2024. South Africa South Deep had a tough start to the year, with two fall of ground incidents impacting production in Q1 2023. This was compounded by a shortage of key skills, particularly operators and artisans for the long-hole stoping drill rigs. These challenges led to a decrease in guidance for South Deep with the release of our H1 2022 results, with new guidance set at 10,000kg (321koz) set for 2023. Gold production decreased 2% to 10,021kg (322koz) in 2023 from 10,200kg (328koz) in 2022. Total all-in cost increased by 12% to R800,097/kg (US$1,349/oz) in 2023 from R713,624/kg (US$1,356/oz) in the 2022, mainly due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure. South Deep in early February also concluded a two-year extension to its current 3-year wage agreement with organised labour. This agreement seeks to balance the interest of the Company and employees and brings much needed certainty and stability to the operation until 2026. Encouragingly, adjusted free cash flow increased by 78% to R3.8bn (US$204m) in 2022 from R2.1bn (US$129m) in 2022. This is the fifth consecutive year of positive free cash flow from the mine. Ghana Total production (excluding Asanko) decreased by 8% to 704koz in 2023 from 762koz in 2022 driven by decreased production at Damang due to the completion of the Huni and Lima Kwesi Gap pits and increased processing of lower grade stockpiles. All-in costs increased by 15% to US$1,377/oz in 2023 from US$1,198/oz in 2022, which included a US$34m NRV write down of stockpiles at Damang. The region produced adjusted free cash flow (excluding Asanko) of US$238m in 2023, 8% higher than the US$219m generated in 2022. In December 2023, we announced the sale of our 45% effective interest in the Asanko gold mine to our joint venture partner Galiano Gold, as discussed earlier. The transaction was structured in such a way that Gold Fields received an upfront amount of US$85m (settled in cash and Galiano shares) with the remaining amount staggered over three future payments. In addition, we will receive a 1% net smelter royalty on future production from the Nkran deposit once certain conditions have been met. We expect the transaction to close in the first half of 2024. 4 Gold Fields Reviewed Results for the year ended 31 December 2023

Peru

Equivalent gold production at Cerro Corona decreased by 8% to 239koz in 2023 from 261oz in 2022, due to lower grades and tonnes processed and a lower copper/gold price conversion factor. Total all-in costs per equivalent ounce increased by 15% to US$1,146 per equivalent ounce from US$998 per equivalent ounce in 2022. Cerro Corona generated adjusted free cash flow of US$75m in 2023, largely unchanged from the US$76m generated in 2022.

Reserve and resources update

Group attributable Gold Measured and Indicated Exclusive Mineral Resource decreased 2.4% to 30.3Moz at 31 December 2023 from 31.1 Moz at 31 December 2022 while attributable Inferred Exclusive Mineral Resource decreased 8.4% to 10.2Moz (31 December 2022: 11.1Moz). Group attributable proved and probable gold mineral reserves decreased 3.1% to 44.6Moz at 31 December 2023 (31 December 2022: 46.1Moz).

The decrease in both resources and reserves net of depletion is primarily due to depletion and cost inflation. There has been some impact to reserve replacement due to changes in the reporting calendar to better align business planning and reserves. Significant reduction in the mineral resources at Cerro Corona is due to planned sterilisation once in-pit tailings starts in 2026.

Gold Fields provided a metal price deck and exchange rate guidance to the operations for resource and reserve modelling in May 2023. An amendment to the guidance was made in October 2023 due to the devaluation of the A$ (US$ to A$ at 0.65). The change has been applied to the financials across all of the Australian operations but has not been applied to all aspects of the reserve process. Given the late timing of this change, the Australian operations have not yet updated their physicals and optimisations with the new forex rate.

The mineral resources and mineral reserves supplement will be published with the Integrated Annual Report at the end of March 2024.

Mineral Reserves	Attributable Proved and Probable Reserves 2022	Attributable Proved and Probable Reserves 2023	YoY % change
Gold Mineral Reserves Proved and Probable (Moz)	46.1	**44.6**	(3.1)%
Copper Mineral Reserves Proved and Probable (Mlbs)	398.4	**336.0**	(15.7)%
Silver Mineral Reserves Proved and Probable (Moz)	42.2	**41.9**	(0.1)%

Mineral Resources	Attributable Resource 2022	Attributable Resource 2023	YoY % change
Gold Mineral Resource Measured and Indicated (Moz)	31.1	**30.3**	(2.4)%
Gold Mineral Resource Inferred (Moz)	11.2	**10.2**	(8.4)%
Copper Mineral Resource Measured and Indicated (Mlbs)	299.6	**—**	(100.0)%
Copper Mineral Resource Inferred (Mlbs)	1.1	**—**	(100.0)%
Silver Mineral Resource Measured and Indicated (Moz)	2.5	**2.2**	(12.3)%
Silver Mineral Resource Inferred (Moz)	0.5	**0**	(83.8)%

The Company's Mineral Resources and Mineral Reserves are estimated and prepared in accordance with SAMREC and SEC regulations under the supervision and review of the group competent persons, Julian Verbeek and Jason Sander, who are members of Gold Fields' Corporate Technical Services team. They both consent to the disclosure of these statements in the form they are presented.

Outlook and 2024 guidance

2024 remains another significant capital expenditure year for Gold Fields, given the remaining project capital at Salares Norte, the renewables microgrid at St Ives as well as the elevated level of sustaining capex across the portfolio, to maintain the production base of the Group.

Based on the impending sale of our 45% effective interest in Asanko in 2024, no guidance will be provided for the equity-accounted investee. Consequently, Group guidance excludes our share of the Asanko joint venture.

For 2024, attributable gold equivalent production (excluding Asanko) is expected to be between 2.33Moz and 2.43Moz (2023 comparable 2.24Moz). AISC is expected to be between US$1,410/oz and US$1,460/oz, and AIC is expected to be US$1,600/oz to US$1,650/oz. Included in sustaining capital expenditure is A$200m (US$132m) for a St Ives renewable power project. Excluding this renewable microgrid project which accounts for approximately US$60/oz, the ranges for AISC will be US$1,350/oz – US$1,400/oz and AIC will be US$1,540/oz to US$1,590/oz.

The exchange rates used for our 2024 guidance are: R/US$18.70, US$/A$0.66 and C$/US$0.75. The metal price assumptions for the calculation of royalties and copper and silver by-products are: gold price US$2,050/oz (A$3,100/oz, R1,200,000/kg); copper price US$8,500/t and silver price US$23/oz.

The increase in AIC is due to higher sustaining capital expenditure mainly at Gruyere, St Ives and South Deep and higher cost of sales before amortisation and depreciation as a result of inflationary increases as well as gold inventory movements mainly at St Ives, Damang and Tarkwa, partially offset by higher production.

Total capex for the Group for the year is expected to be US$1.130bn – US$1.190bn. Sustaining capital is expected to be US$860m – US$890m. The increase in sustaining capital from US$692m in 2023 is driven largely by:

- A$200m (US$132m) to be spent in 2024 on the renewable microgrid project;
- increased development and infrastructure capital at St Ives;
- increased capital waste stripping at Gruyere; and
- mine infrastructure upgrades and fleet replacement at South Deep.

Non-sustaining capex is expected to be US$270m – US$300m, with the largest component of this being the Salares Norte project capital of US$148m and Windfall Project capital of US$56m with the balance relating to various growth projects in the Australia region.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on page 70.

Mike Fraser
Chief Executive Officer

22 February 2024

5

Key statistics

Figures in millions unless otherwise stated		United States Dollar				
		Quarter			Year ended	
		December 2023	September 2023	December 2022	December 2023	December 2022
Gold produced*	oz (000)	**608**	542	601	**2,304**	2,399
– Continuing operations	oz (000)	**594**	526	586	**2,244**	2,322
– Discontinued operations	oz (000)	**14**	16	15	**60**	77
Tonnes milled/treated	000	**10,653**	10,933	10,638	**43,052**	42,199
– Continuing operations	000	**9,984**	10,225	9,955	**40,315**	39,576
– Discontinued operations	000	**669**	708	683	**2,737**	2,623
Revenue (excluding Asanko)	US$/oz	**1,987**	1,924	1,736	**1,942**	1,785
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**54**	48	50	**51**	49
AISC#	US$/oz	**1,372**	1,381	1,063	**1,295**	1,105
– Continuing operations	US$/oz	**1,356**	1,380	1,058	**1,289**	1,097
– Discontinued operations	US$/oz	**2,060**	1,427	1,217	**1,516**	1,346
Total AIC#	US$/oz	**1,632**	1,622	1,298	**1,512**	1,320
– Continuing operations	US$/oz	**1,618**	1,622	1,300	**1,507**	1,317
– Discontinued operations	US$/oz	**2,248**	1,632	1,227	**1,672**	1,435
Net debt	US$m	**1,024**	1,141	704	**1,024**	704
Net debt (excluding lease liabilities)	US$m	**588**	749	310	**588**	310
Net debt to adjusted EBITDA ratio		**0.42**	0.48	0.29	**0.42**	0.29
Adjusted free cash flow	US$m				**367**	431
Profit/(loss) attributable to owners of the parent	US$m				**703.3**	711.0
– Continuing operations	US$m				**722.2**	698.0
– Discontinued operations	US$m				**(18.9)**	13.0
Profit/(loss) per share attributable to owners of the parent	US c.p.s.				**79**	80
– Continuing operations	US c.p.s.				**81**	79
– Discontinued operations	US c.p.s.				**(2)**	1
Headline earnings attributable to owners of the parent	US$m				**837.3**	1,061.0
– Continuing operations	US$m				**809.3**	1,048.0
– Discontinued operations	US$m				**28.0**	13.0
Headline earnings per share attributable to owners of the parent	US c.p.s.				**94**	119
– Continuing operations	US c.p.s.				**91**	118
– Discontinued operations	US c.p.s.				**3**	1
Normalised profit attributable to owners of the parent	US$m				**899.9**	860.1
– Continuing operations	US$m				**871.9**	847.1
– Discontinued operations	US$m				**28.0**	13.0
Normalised profit per share attributable to owners of the parent	US c.p.s.				**101**	97
– Continuing operations	US c.p.s.				**98**	96
– Discontinued operations	US c.p.s.				**3**	1

* Gold produced in this table is attributable and includes Gold Fields' share of 45% in Asanko.
# Refer to page 51.

At 31 December 2023, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices.
Figures may not add as they are rounded independently.

6 Gold Fields Reviewed Results for the year ended 31 December 2023

All-in cost reconciliation

		United States Dollar				
		Quarter			Year ended	
Figures in millions unless otherwise stated		**December 2023**	September 2023	December 2022	**December 2023**	December 2022
AIC for mining operations (pages 51–52)	US$/oz	**1,321**	1,389	1,119	**1,277**	1,164
Salares Norte	US$/oz	**243**	173	169	**192**	143
Total AIC for mining operations including Salares Norte	US$/oz	**1,564**	1,562	1,288	**1,469**	1,307
Windfall	US$/oz	**36**	48	—	**21**	—
Corporate and other	US$/oz	**32**	12	10	**22**	13
Total AIC	US$/oz	**1,632**	1,622	1,298	**1,512**	1,320

Currencies and metal prices

	United States Dollar				
	Quarter			Year ended	
Figures in millions unless otherwise stated	**December 2023**	September 2023	December 2022	**December 2023**	December 2022
US$1-ZAR	**18.73**	18.65	17.61	**18.45**	16.37
A$-US$	**0.65**	0.65	0.66	**0.66**	0.69
Gold price (US$/oz)	**1,987**	1,924	1,736	**1,942**	1,785
Copper price (US$/tonne)	**8,169**	8,356	8,006	**8,483**	8,816

STOCK DATA FOR THE YEAR ENDED DECEMBER 2023

Number of shares in issue	
– at 31 December 2023	893,540,813
– average for the year	893,318,864
Free float	100 per cent
ADR ratio	1:1
Bloomberg/Reuters	GFISJ/GFLJ.J

NYSE – (GFI)	
Range – Year	US$9.05 – US$17.40
Average Volume – Year	5,073,079 shares/day
JSE Limited – (GFI)	
Range – Year	ZAR163.82 – ZAR323.13
Average volume – Year	3,135,791 shares/day

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2023, these measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified auditor's report thereon is on page 67 of this report.

7

Results for the Group

Year ended 31 December 2023 compared with year ended 31 December 2022

Health and safety

The safety of our people is our number one value and it is therefore with deep sadness that we had to report two operational fatalities (2022: 1) and six serious injuries (2023: 5) during 2023. A fatal incident involving a contractor at our Tarkwa mine was reported in our H1 results. Tragically, a contractor dump truck operator was fatally injured on 30 August 2023 while working at the Underlap waste rock dump, also at Tarkwa, during night shift operations. Additionally, there was a non-operational fatal incident at the T&A Stadium in Tarkwa during H1 2023.

We extend our heartfelt sympathies and condolences to the families, friends and colleagues of the deceased.

The annual Total Recordable Injury Frequency Rate (TRIFR) for the Group was 2.01, continuing the reduction achieved in recent years.

Despite concerted effort over many years, we have been unable to eliminate fatalities and serious injuries from our business. We have initiated an independent review, to be carried out in H1 2024, of safety culture, processes, systems and practices across the Group.

	Year ended		
Safety	**2023**	**2022**	**2021**
Fatalities	**2**	1	1
Serious injuries[1]	**6**	5	9
TRIFR[2]	**2.01**	2.04	2.16

[1] A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php

[2] TRIFR = (Fatalities + Lost Time Injuries[3] + Restricted Work Injuries[4] + Medically Treated Injuries[5]) x 1,000,000/ number of hours worked.

[3] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[4] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[5] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume their normal duties on the next calendar day, immediately following the treatment/re-treatment.

Environmental

No serious (level 3–5) environmental incidents were reported for 2023, continuing the trend of preceding years. We last incurred a serious environmental incident in 2018.

In 2021, the Group announced two water-related targets for 2030. Performance remains on track to meet these targets:

- 2023 water recycled/reused was 74% (2022: 75%). Targets: 2023: 75%; 2030: 80%.
- Freshwater use was reduced by 39% (2022: 41%) from the 2018 baseline. Targets: 2023: 31%; 2030: 45%.

Ongoing water savings initiatives at Tarkwa contributed to the good performance but performance against both metrics declined slightly in 2023 compared to 2022 in part because South Deep's underground filtration plant did not treat water at full capacity and illegal miners vandalised its potable water pipeline.

Group energy spend was US$405m (19% of operating costs) and US$163/oz for 2023 compared to US$424m (21% of operating costs) and US$165/oz in 2022, reflecting lower fuel prices and increased renewable energy consumption in 2023. Group energy use was unchanged at 14.1 petajoules (PJ). Energy savings of 1.3 PJ were achieved (9% of 2023 energy use), compared to 1.1 PJ (8% of energy consumption) in 2022.

Scope 1 and 2 CO_2 emissions were 1.6 Mt in 2023, 5% below 2022. This is 4% below the 2016 baseline used for our 2030 emissions reduction target, announced in 2021. Scope 1 and 2 CO_2 emissions intensity improved to 656 kgCO_2e/oz from 668 kgCO_2e/oz in 2022.

The main reason for the reduction in carbon emissions was the higher use of renewable electricity at a number of our operations. Renewables accounted for 17% (2022: 13%) of electricity consumption at Group level during 2023, with renewables providing over 50% of electricity consumed by our Agnew mine in Australia and 15% of South Deep's electricity consumption. The hydro-electricity supply to our Cerro Corona mine in Peru was again certified 100% renewable. Wind trials and an Environmental Impact Assessment continue at South Deep. The go-ahead by the Board to build the US$195m renewables microgrid at St Ives will provide further impetus in our drive to reduce our scope 1 and 2 emissions.

In November 2023, we announced a 2030 target to reduce scope 3 carbon emissions by a net 10% from a 2022 baseline. The baseline study that defined the target determined that Gold Fields' total 2022 scope 3 emissions amounted to 980kt CO_2e, 36% of its total 2022 emissions of 2,696kt CO_2e. The 36% level is an increase from the 25% reported previously.

The Salares Norte chinchilla rescue and relocation plan was approved by the regulator in June 2023. Implementation of the plan, which has a term of 36 months and includes 34 actions, is currently underway.

In line with our 2020 commitment, we published the GISTM reports for our high-priority dams at the Tarkwa and Cerro Corona mines on 4 August 2023. While Gold Fields has successfully addressed all elements related to material dam safety and the environment, we also identified areas for further improvement, particularly in community engagement and consultation and addressing human rights risks with respect to emergency response and preparedness. These areas for improvement will be closed out by 2025.

	Year ended		
Environmental	**2023**	**2022**	**2021**
Environmental incidents – level 3–5	**–**	–	–
Fresh water withdrawal (GL)[1]	**8.78**	8.51	9.44
Water recycled/reused (% of total)	**73.9**	75.4	75.0
Energy consumption (PJ)[2]	**14.1**	14.1	13.9
Energy intensity (GJ/oz)	**5.7**	5.5	5.7
CO_2 emissions (kt)[3]	**1.6**	1.7	1.7
CO_2 emissions intensity (kg CO_2/t mined)	**656**	668	697
Renewables as % of total electricity	**17.2**	13.5	4.3

[1] Relates to operations only.

[2] Petajoules (1 PJ=1,000,000MJ).

[3] CO_2 emissions comprise scope 1 and 2 emissions[4].

[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company

8 | Gold Fields Reviewed Results for the year ended 31 December 2023

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$3.8bn for 2023 compared to US$3.9bn in 2022. Gold Fields' procurement from in-country suppliers was US$2.5bn for 2023 (97% of total procurement) compared to US$2.4bn in 2022 (97% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 8,834 people – 51% of the total workforce (excluding projects and corporate offices) for 2023 compared to 9,473, 52% of the total workforce, in 2022. Group host community procurement spend was US$852m (33% of total spend), compared to US$747m (31% of total) in 2022. Spending on socio-economic development (SED) projects in our host communities totalled US$17m in 2023 compared to US$21m in the previous year. In total, value creation to host communities amounted to US$998m in 2023, 31% of total value creation (2022: US$913m; 27%). Our 2030 target is 30% of total value creation.

The Group has an approved pipeline of legacy programmes that will positively impact host communities beyond the life-of-mine. Implementation of the first programme started in Q4 2023, with the second programme commencing in 2024.

Our total workforce at 31 December 2023 was 21,526 (including projects and corporate offices), comprising 6,297 employees and 15,229 contractors, compared to a total workforce of 23,084 at year-end 2022. Women comprised 25% of Gold Fields' employees at the end of December 2023, compared to 23% at the end of 2022. Just over 54% of our female employees work in core mining activities. Training spend for our employees totalled US$8.8m in 2023, compared to US$8.9m in 2022.

	Year ended		
Social	**2023**	**2022**	**2021**
Host community procurement (% of total)	**33**	31	31
Host community workforce (% of total)	**51**	52	54
Socio-economic development spending (US$m)	**17**	21	16
Women in workforce (% of total)	**25**	23	22
Training spend (US$/employee)	**1,400**	1,411	1,397

9

Revenue Attributable equivalent gold production, (including Asanko) decreased by 4% from 2,399Moz in 2022 to 2,304Moz in 2023. Attributable equivalent gold production at Asanko decreased by 21% from 76,700oz in 2022 to 60,300oz in 2023. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted. Gold production at our Australian operations increased marginally from 1,061,100oz in 2022 to 1,061,500oz in 2023. At Gruyere, gold production (100% basis) increased by 2% from 314,600oz in 2022 to 322,000oz in 2023 due to increased ore processed. The Group’s share of gold production at Gruyere increased by 2% from 157,300oz in 2022 to 161,000oz in 2023. Gold sold increased by 3% from 156,400oz in 2022 to 161,400oz in 2023. At Granny Smith, gold production decreased by 1% from 287,900oz in 2022 to 283,900oz in 2023 due to a 12% decrease in yield on lower grades mined, partially offset by increased ore tonnes processed. Gold sold decreased by 1% from 287,400oz to 284,400oz. At St Ives, gold production decreased by 1% from 376,700oz in 2022 to 371,800oz in 2023. Gold sold decreased by 1% from 373,200oz to 368,700oz. At Agnew, gold production increased by 2% from 239,200oz in 2022 to 244,900oz in 2023 due to a 12% increase in ore tonnes processed, partially offset by a 9% decrease in yield. Gold sold increased by 1% from 238,700oz to 242,000oz. At our South Africa region, managed production decreased by 2% from 10,200kg (327,900oz) in 2022 to 10,021kg (322,200oz) in 2023. Attributable production at South Deep decreased by 2% from 9,836kg (316,200oz) in 2022 to 9,663kg (310,700oz) in 2023. The decrease was due to lower underground reef yield as a result of lower than planned mine call factor and plant recovery factor. Included in the 2023 gold production, is a gold inventory draw down of 568kg (18,300oz). Gold sold decreased by 2% from 10,200kg (327,900oz) to 10,000kg (321,500oz). Managed gold production at our West African operations (excluding Asanko), decreased by 8% from 761,600oz in 2022 to 703,600oz in 2023 mainly due to decreased production at Damang with the completion of mining at the Huni and Lima Kwesi Gap (LKG) pits and the subsequent increase in processing of low-grade stockpiles. Attributable gold production at the West African operations (excluding Asanko), decreased by 8% from 685,400oz in 2022 to 633,300oz in 2023. At Damang, managed gold produced decreased by 34% from 230,000oz in 2022 to 152,600oz in 2023 due to lower yield resulting from lower grade of ore processed. Gold sold decreased by 33% from 228,900oz to 152,600oz. Managed gold produced at Tarkwa increased by 4% from 531,600oz in 2022 to 551,100oz in 2023 due to higher tonnes processed and improved yield. Gold sold increased by 4% from 529,100oz to 548,100oz. Gold production at Asanko decreased by 21% from 76,700oz (45% basis) in 2022 to 60,300oz (45% basis) in 2023 mainly due to lower yield. Gold sold decreased by 20% from 75,500oz (45% basis) to 60,400oz (45% basis). Total managed gold equivalent production in Peru decreased by 8% from 260,500oz in 2022 to 239,200oz in 2023 mainly due to lower tonnes processed combined with lower grade gold processed and lower copper recoveries. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 8% from 259,200oz in 2022 to 238,000oz in 2023. Gold equivalent ounces sold decreased by 8% from 260,100oz to 238,200oz. The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 9% from US$1,785/eq oz in 2022 to US$1,942/eq oz in 2023. The average Australian Dollar gold price increased by 13% from A$2,592/oz to A$2,937/oz. The average Rand gold price increased by 22% from R943,581/kg to R1,149,066/kg. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 8% from US$1,806/oz in 2022 to US$1,949/oz in 2023. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 13% from US$1,671/eq oz in 2022 to US$1,895/eq oz in 2023. The average Australian/US Dollar exchange rate weakened by 4% from A$1.00 = US$0.69 to A$1.00 = US$0.66. The average US Dollar/Rand exchange rate weakened by 13% from R16.37 in 2022 to R18.45 in 2023. Gold equivalent ounces sold (excluding Asanko) decreased by 3% from 2.40Moz in 2022 to 2.32Moz in 2023. Revenue increased by 5% from US$4,287m in 2022 to US$4,501m in 2023 due to the higher gold price received, partially offset by the lower gold sold. Cost of sales before amortisation and depreciation Cost of sales before amortisation and depreciation increased by 11% from US$1,763m in 2022 to US$1,952m in 2023 mainly due to inflationary increases affecting all the regions and a US$77m lower gold inventory credit to cost in 2023 compared to 2022, partially offset by the weakening of the Australian Dollar and the South African Rand. Included in the gold inventory movement mentioned above, is a US$34m net realisable value adjustment of stockpiles at Damang. Excluding the net realisable value write down the increase in cost of sales before amortisation and depreciation was 9% from US$1,763m in 2022 to US$1,918m in 2023. Effective mining inflation for 2023 was as follows: Inflation as at December 2023 Australia 4.4% South Africa 6.9% Ghana (US-based) 7.3% Chile (US-based) 5.3% Peru (US-based) 0.6% Group weighted 5.3% At our Australia region, cost of sales before amortisation and depreciation increased by 19% from A$1,091m (US$756m) in 2022 to A$1,298m (US$862) in 2023 mainly due to inflationary pressures on commodity inputs and employee and contractor costs. At Gruyere, cost of sales before amortisation and depreciation (on a 50% basis) increased by 21% to A$175m (US$116m) in 2023 from A$145m (US$101m) in 2022, due to a gold inventory charge to cost and contractor rate increases, partially offset by lower operating cost as a result of lower ore and operational waste mined in 2023. The gold inventory charge to cost (on a 50% basis) of A$12m (US$8m) in 2023 compared to a gold inventory credit to cost of A$22m (US$15m) in 2022 with a buildup of stockpiles in 2022 compared to a draw down in 2023 as mining focused on stripping stages 4 and 5 of the Gruyere pit. At Granny Smith, cost of sales before amortisation and depreciation increased by 15% to A$338m (US$224m) in 2023 from A$293m (US$203m) in 2022. due to increased ore production, as well as inflationary pressures on commodity inputs and employee and contractor costs, including contractor rate increases. At St Ives, cost of sales before amortisation and depreciation increased by  27% to A$491m (US$326m) in 2023 from A$387m (US$268m) in 2022 mainly due to a 16% increase in total ore tonnes mined combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs. Underground mining cost was impacted by above inflation contractor rate increases and open pit mining cost impacted by economies of scale on reduced total volumes mined. Gold inventory charge to cost of A$5m (US$4m) in 2023 compared to a gold inventory credit to cost of A$9m (US$6m) in 2022. A credit was generated in 2022 with a buildup of ore in the second half of 2022 from the Neptune pit at higher cost. The charge in 2023 mainly relates to the draw down of Neptune’s stockpiled ore. The oxide ore from Neptune must be blended with fresh ore in the mill and is therefore stockpiled before processing. At Agnew, cost of sales before amortisation and depreciation increased by 11% to A$294m (US$195m) in 2023 from A$266m (US$184m) in 2022. The increase was due to a 20% increase in ore tonnes mined and 12% increase in ore tonnes processed combined with inflationary pressures on commodity inputs and employee and contractor costs. Gold inventory credit to cost of A$8m (US$5m) in 2023 compared to a gold inventory charge to cost of A$2m (US$1m) in 2022 due to a gold inventory buildup in 2023 compared to a gold inventory draw down in 2022. 10 Gold Fields Reviewed Results for the year ended 31 December 2023

At South Deep, cost of sales before amortisation and depreciation increased by 18% from R5,138m (US$314m) in 2022 to R6,069m (US$329m) in 2023 mainly due to the 9% increase in underground tonnes mined as well as inflationary increases and higher employee and contractor costs. South Deep had a gold-in-process charge to cost of R254m (US$14m) in 2023 compared to a R175m (US$11m) credit to cost in 2022 due to a 568kg (18,300oz) gold inventory draw down in 2023 compared to a gold inventory buildup of 309kg (9,900oz) in 2022.

At our West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 19% from US$524m in 2022 to US$625m in 2023 mainly due to the impact of inflationary cost pressures, higher mining volumes at Tarkwa and a net realisable value adjustment of US$34m relating to stockpiles at Damang.

At Damang, cost of sales before amortisation and depreciation increased by 47% to US$223m in 2023 from US$152m in 2022. Operational waste tonnes mined decreased by 17% (1Mt) and ore tonnes mined decreased by 39% (2Mt) as mining at the Huni and LKG pits were completed during 2023. Damang had a gold-in-process charge to cost of US$45m in 2023, comprising of a US$11m gold inventory draw down as a result of depleting from stockpiles and the US$34m NRV adjustment of stockpiles. This compared to a US$41m credit to cost in 2022 while adding ore to the stockpiles.

At Tarkwa, cost of sales before amortisation and depreciation increased by 8% to US$402m in 2023 from US$371m in 2022. Ore tonnes mined increased by 25% from 14.1Mt in 2022 to 17.5Mt in 2023 and operational waste tonnes mined increased by 16% from 30.2Mt in 2022 to 34.9Mt in 2023. Tarkwa had a gold-in-process credit to cost of US$53m in 2023 compared to a US$36m credit to cost in 2022 due to a buildup of stockpiles in 2023.

At our South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 3% from US$175m in 2022 to US$181m in 2023. The cost of sales before gold inventory change and amortisation and depreciation increased by 1% to US$227m in 2023 from US$225m in 2022. The gold inventory credit to cost decreased to US$46m in 2023 from US$50m in 2022 due to a lower buildup of low-grade stockpiles.

Amortisation and depreciation

Amortisation and depreciation for the Group decreased by 6% from US$844m in 2022 to US$795m in 2023 mainly due to the depreciation of the Australian Dollar and South African Rand.

Investment income

Investment income increased by 92% from US$13m in 2022 to US$25m in 2023 due to higher interest received as a result of higher average cash and cash equivalents during 2023.

Finance expense

Finance expense for the Group decreased by 14% from US$73m in 2022 to US$63m in 2023 mainly due to higher interest capitalised in 2023. Interest expense on borrowings of US$82m, lease interest of US$23m, rehabilitation interest of US$22m and silicosis liability unwinding of US$1m, partially offset by interest capitalised of US$65m in 2023 compared to interest expense on borrowings of US$75m, lease interest of US$23m, rehabilitation interest of US$12m and silicosis liability unwinding of US$1m partially offset by interest capitalised of US$38m in 2022. The increase in interest capitalised relates to higher cumulative spend on Salares Norte.

Share of results of equity-accounted investees after taxation

The share of results of equity-accounted investees after taxation increased from a loss of US$3m in 2022 to US$33m in 2023. The loss of US$33m in 2023 comprised a share of losses of US$28m of Windfall, a share of losses of US$3m of Lunnon Metals Limited and expenditure of US$2m incurred at FSE. The loss of US$3m in 2022 comprised share of losses of Lunnon of US$2m and expenditure of US$1m on FSE.

On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold to the joint venture partner Galiano Gold. The share of results of equity investee of Asanko Gold have been presented as a discontinued operation in the consolidated financial statements and the comparative income statement have been presented as if Asanko Gold had been discontinued from the start of the comparative years.

(Loss)/gain on foreign exchange

The loss on foreign exchange of US$6m in 2023 compared to a gain on foreign exchange of US$7m in 2022 and related to the conversion of offshore cash holdings into their functional currencies.

Gain on financial instruments

The gain on financial instruments of US$24m in 2022 compared to nil in 2023.

	December 2023	December 2022
Ghana oil hedge	–	14
Australia oil hedge	–	8
Salares Norte foreign currency hedge	–	2
Gain on financial instruments	–	24
Unrealised gain and prior year marked-to-market reversals on derivative contracts	–	2
Realised gain on derivative contracts	–	22
Gain on financial instruments	–	24

Share-based payments

Share-based payments for the Group increased by 29% from US$7m in 2022 to US$9m in 2023 mainly due to higher forecast vesting percentages and higher value allocations in 2023 of share-based payments.

Long-term incentive plan

The long-term incentive plan increased by 93% from US$29m in 2022 to US$56m in 2023 mainly due to the improved vesting percentages on the absolute and relative Gold Fields share price performance.

Other costs, net

Other costs for the Group increased by 88% from US$24m in 2022 to US$45m in 2023 mainly due to higher community spend at Cerro Corona and facility fees on the renegotiated RCF.

Exploration expense

Exploration expense decreased by 6% from US$81m in 2022 to US$76m in 2023 mainly due to lower spend in Chile and Ghana as well as the weakening of the Australian Dollar. The US$76m spend in 2023 included US$29m spend at Salares Norte and US$47m related to exploration spend at the other operations. US$81m spend in 2022 included US$32m spend at Salares Norte and US$49m related to exploration spend at the other operations.

Non-recurring items

Non-recurring expenses decreased by 33% from US$245m in 2022 to US$165m in 2023.

Non-recurring expenses of US$165m in 2023 mainly includes:

- Impairment of US$156m of the Cerro Corona cash-generating unit (CGU). The after-tax impairment is US$110m. The impairment calculation is based on the fair value less cost of disposal (FVLCOD) calculated using a combination of the market (resource value) and income approach using level 3 of the fair value hierarchy (2023 life-of-mine plan) with the following assumptions:
  - Gold price – US$ per ounce
    - 2024 – US$1,910
    - 2025 – US$1,875
    - 2026 – US$1,800
    - 2027 – US$1,760
    - Long term – US$1,720
  - Copper price – US$ per tonne
    - 2024 – US$8,500
    - 2025 – US$8,700
    - 2026 – US$8,900
    - 2027 – US$8,600
    - Long term – US$8,400
  - Life-of-mine of seven years
  - Discount rate of 7.7%

11

• The impairment is mainly due to the increased costs and capital expenditure as a result of a change in the life-of-mine plan to accommodate the unloading of the east wall and continued cost pressures, as well as the derecognition of the resource as a result of the life-of-mine sterilising the resource through the deposition of in-pit tailings from 2026 onwards. The carrying value after impairment for the Cerro Corona CGU is US$419m. The information underlying the impairment calculation may be subject to further adjustments in the future. • Expected credit loss against a contractor loan of US$33m at Tarkwa and Damang; • Restructuring costs at Damang, Tarkwa and St Ives of US$8m; and • Rehabilitation year-end adjustments of US$4m. These were partially offset by: • Profit on disposal of assets of US$32m mainly related to a US$32m gain on disposal of the Kambalda tenements at St Ives in exchange for shares in Mineral Resources Limited; and • Adjustment of the silicosis provision of US$4m. Non-recurring expenses of US$245m in 2022 mainly include: • Impairment of US$325m of the Tarkwa CGU. The after tax impairment is US$220m. The impairment calculation is based on the FVLCOD calculated using a combination of the market (resource value) and income approach using level 3 of the fair value hierarchy (2022 life-of- mine plan) with the following assumptions: – Gold price – US$ per ounce – 2023 – US$1,740 – 2024 – US$1,730 – 2025 – US$1,700 – 2026 – US$1,650 – Long term – US$1,620 – Resource price of US$71 per ounce – Resource ounces of 3.3 million ounces – Life-of-mine of 13 years – Discount rate of 15.9% • The impairment is mainly due to an increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk-free rate as well as inflationary cost pressures experienced in 2022. The carrying value after impairment for the Tarkwa CGU is US$812m. The information underlying the impairment calculation may be subject to further adjustments in the future. • Impairment of US$63m of the Cerro Corona CGU. The after-tax impairment is US$44m. The impairment calculation is based on the FVLCOD calculated using a combination of the market (resource value) and income approach using level 3 of the fair value hierarchy (2022 life- of-mine plan) with the following assumptions: – Gold price – US$ per ounce – 2023 – US$1,740 – 2024 – US$1,730 – 2025 – US$1,700 – 2026 – US$1,650 – Long-term – US$1,620 – Copper price – US$ per tonne – 2023 – US$7,700 – 2024 – US$8,150 – 2025 – US$8,150 – 2026 – US$8,150 – Long term – US$7,7000 – Resource price of $30 per ounce – Resource ounces of 1.0 million ounces – Life-of-mine of eight years – Discount rate of 8.1% • The impairment is mainly due to an increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk free rate as well as inflationary cost pressures experienced in 2022. The carrying value after impairment for the Cerro Corona CGU is US$477m. The information underlying the impairment calculation may be subject to further adjustments in the future. • US$114m related to impairment of FSE. Management has actively been engaged in the process of disposing of FSE in 2022. The disposal process proved unsuccessful and no offers were received. Management’s assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$114m to a carrying value of nil; • US$18m related to an expected credit loss against a contractor loan at Tarkwa and Damang; • US$11m related to restructuring costs in Ghana; and • US$3m related to impairment of redundant assets at various operations. These were partially offset by: • US$267m income related to the Yamana break fee, net of costs. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement, Yamana was required to pay Gold Fields a termination fee of US$300m. The fee has been partially offset by transaction costs of US$33m; • US$10m income related to profit on disposal of assets; • US$2m income arising on adjustment of silicosis provision; and • US$10m income arising on rehabilitation provision year-end adjustments. Royalties Government royalties for the Group increased by 5% from US$110m in 2022 to US$116m in 2023 in line with the higher revenue. Mining and income taxation The taxation charge for the Group increased by 5% from US$442m in 2022 to US$465m in 2023 in line with the increase in profit before royalties and taxation of 5% from US$1,261m in 2022 to US$1,327m in 2023. Normal taxation decreased by 4% from US$475m in 2022 to US$458m in 2023. The deferred tax credit of US$33m in 2022 compared to a charge of US$7m in 2023. Profit from continuing operations Profit for the year from continuing operations increased by 5% from US$709m in 2022 to US$745m in 2023. (Loss)/profit from discontinued operation Profit for the year from discontinued operation of US$13m in 2022 compared to a loss of US$19m in 2023. The loss of US$19m in 2023 comprises an impairment of the equity investment in Asanko of US$47m partially offset by share of profits realised during the year of US$28m. Profit for the year Profit for the year increased by 1% from US$722m in 2022 to US$726m in 2023. Profit for the year of US$726m in 2023 comprises profit for the year attributable to owners of the parent of US$703m and profit for the year attributable to non-controlling interest of US$23m. Profit for the year of US$722m in 2022 comprises profit for the year attributable to owners of the parent of US$711m and profit for the year attributable to non-controlling interest of US$11m. Profit for the year from continuing operations attributable to owners of the parent increased by 3% from US$698m or US$0.79 per share in 2022 to US$722m or US$0.81 per share in 2023. Profit for the year from discontinued operation attributable to owners of the parent of US$13m or US$0.01 per share in 2022 compared to a loss of US$19m or US$0.02 per share in 2023. Headline earnings for the year from continuing operations attributable to owners of the parent decreased by 23% from US$1,048m or US$1.18 per share in 2022 to US$809m or US$0.91 per share in 2023. Headline earnings from discontinued operation attributable to owners of the parent increased by 115% from US$13m or US$0.01 per share in 2022 to US$28m or US$0.03 per share in 2023. Normalised profit for the year from continuing operations attributable to owners of the parent increased by 3% from US$847m or US$0.96 per share in 2022 to US$872m or US$0.98 per share in 2023. Normalised profit from discontinued operation attributable to owners of the parent increased by 115% from US$13m or US$0.01 per share in 2022 to US$28m or US$0.03 per share in 2023. 12 Gold Fields Reviewed Results for the year ended 31 December 2023

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

US$'m	December 2023	December 2022
Profit for the year attributable to owners of the parent – continuing operations	**722.2**	698.0
Profit for the year attributable to owners of the parent – discontinued operations	**(18.9)**	13.0
Profit for the year attributable to owners of the parent (continuing and discontinued)	**703.3**	711.0
Non-recurring items	**165.2**	245.1
Tax effect of non-recurring items*	**(38.9)**	(57.5)
Non-controlling interest effect of non-recurring items*	**(4.2)**	(24.1)
Loss/(gain) on foreign exchange	**5.6**	(6.7)
Tax effect on foreign exchange*	**(2.9)**	2.8
Non-controlling interest effect on foreign exchange*	**(0.9)**	0.5
Gain on financial instruments	**–**	(24.0)
Tax effect on financial instruments*	**–**	7.5
Non-controlling interest effect on financial instruments*	**–**	0.9
Damang NRV adjustment to stockpiles[2]	**33.8**	–
Non-controlling interest effect on NRV adjustment*	**(3.3)**	–
Impairment of Asanko equity investee	**46.9**	
South Deep deferred tax change[1]	**–**	4.6
Gold Fields exchange rate adjustment*	**(4.7)**	–
Normalised profit for the year attributable to owners of the parent – continuing operations	**871.9**	847.1
Normalised profit for the year attributable to owners of the parent – discontinued operations	**28.0**	13.0
Normalised profit attributable to owners of the parent (continuing and discontinued)	**899.9**	860.1

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

[1] During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at 31 December 2022, amounting to a charge of R76.2m (US$4.6m) through profit or loss.

[2] No tax effect on Damang NRV adjustment.

* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2023 and 31 December 2022.

Cash flow

Cash flow from operating activities

Cash inflow from operating activities decreased by 8% from US$1,714m in 2022 to US$1,575m in 2023. The decrease was mainly due to higher cash from profit before royalties and taxation in 2022 largely due to the Yamana break fee received and lower royalties and taxation payment, partially offset by a higher investment in working capital. The investment in working capital increased by 49% from US$134m in 2022 to US$199m in 2023 due to a buildup of stockpiles at Cerro Corona, Salares Norte and Tarkwa. The royalties and taxation paid decreased by 26% from US$724m in 2022 to US$535m in 2023. The higher taxation payment in 2022 included withholding tax of US$75m tax on the Yamana break fee, US$65m tax paid to the South African Revenue Service on the Yamana break fee as well as US$23m additional tax payment to the Ghana Revenue Authority related to transfer pricing.

Dividends paid

Dividends paid increased by 14% from US$335m in 2022 to US$382m in 2023. The dividend paid of US$382m in 2023 comprised dividends paid to owners of the parent of US$369m related to the 2022 final and 2023 interim dividends and dividend paid to non-controlling interest holders of US$14m. The dividend paid of US$335m in 2022 comprised dividends paid to owners of the parent of US$304m related to the 2021 final and 2022 interim dividends and dividends paid to non-controlling interest holders of US$30m.

Cash flow from investing activities

Cash outflow from investing activities increased by 28% from US$1,072m in 2022 to US$1,370m in 2023.

Capital expenditure

Capital expenditure decreased by 1% from US$1,069m in 2022 to US$1,055m in 2023. The capital expenditure of US$1,055m in 2023 comprised of sustaining capital expenditure of US$692m and non-sustaining capital expenditure of US$363m. The capital expenditure of US$1,069m in 2022 comprised of sustaining capital expenditure of US$657m and non-sustaining capital expenditure of US$412m.

Sustaining capital expenditure, (excluding Asanko), increased by 5% from US$657m in 2022 to US$692m in 2023 mainly due to an increase at Gruyere. Sustaining capital expenditure of US$692m in 2023 comprised US$226m at the Australian operations, US$93m at South Deep, US$221m at the Ghana region, US$149m at the South America region and US$3m at Corporate. Sustaining capital expenditure of US$657m in 2022 comprised US$236m at the Australian operations, US$98m at South Deep, US$279m at the Ghana region, US$42m at the South America region and US$2m at Corporate.

Non-sustaining capital expenditure (excluding Asanko), decreased by 12% from US$412m in 2022 to US$363m in 2023. Non-sustaining expenditure of US$363m for 2023 comprised US$280m at Salares Norte, US$70m at the Australian operations and US$13m at Cerro Corona. Non-sustaining expenditure of US$412m for 2022 comprised US$286m at Salares Norte, US$81m at the Australian operations, US$15m at Cerro Corona, US$20m at South Deep and US$10m at Damang.

At the Australia region, capital expenditure decreased by 3% from A$457m (US$317m) in 2022 to A$445m (US$296m) in 2023. At Gruyere, capital expenditure (50% basis) increased by 63% from A$48m (US$33m) in 2022 to A$78m (US$52m) in 2023 reflecting pre-stripping of stages 4 and 5 of the Gruyere pit. At Granny Smith, capital expenditure decreased by 19% from A$141m (US$98m) in 2022 to A$115m (US$76m) in 2023 mainly due to lower development and the completion of the second decline in 2022. At St Ives, capital expenditure increased by 1% from A$146m (US$101m) to A$147m (US$97m) due to increased development at Invincible Deeps mine in 2023, partially offset by reduced pre-strip activities at Neptune stage 7 pit which was completed in 2022. At Agnew, capital expenditure decreased by 14% from A$123m (US$85m) to A$106m (US$70m) mainly due to expenditure incurred on the mill crushing circuit replacement project and a 100-room expansion of the accommodation village in 2022.

At the South Africa region at South Deep, capital expenditure decreased by 12% from R1,943m (US$119m) in 2022 to R1,717m (US$93m) in 2023 mainly due to lower spending on the solar plant in 2023 and the completion of phase 2 of the Doornpoort TSF in 2022.

At the West Africa region, (excluding Asanko), capital expenditure decreased by 24% from US$289m in 2022 to US$221m in 2023. Capital expenditure at Damang decreased by 92% from US$60m to US$5m due to no capital waste tonnes mined in 2023. At Tarkwa, capital expenditure decreased by 6% from US$229m to US$216m mainly due to a 13% reduction in capital waste tonnes mined.

Capital expenditure at Asanko (on a 100% basis) increased by 224% from US$17m in 2022 to US$55m in 2023 due to expenditure on TSF stage 7 construction, Abore pre-stripping and water treatment plant. The Asanko capital expenditure is not included in the Group capital expenditure as Asanko is equity accounted.

13

At the South America region at Salares Norte, capital expenditure increased by 34% from US$297m in 2022 to US$398m in 2023, mainly comprising spend on processing plant construction activities, capital waste tonnes mined and other ramp-up capital. At Cerro Corona, capital expenditure decreased by 5% from US$46m in 2022 to US$44m in 2023, mainly due to lower construction activities at the Ana waste storage facility and the mine pond collection infrastructure relocation.

Proceeds on disposal of property, plant and equipment

Proceeds on disposal of property, plant and equipment remained similar at US$2m in 2023.

Purchase of investments

Purchase of investments increased by 41% from US$22m in 2022 to US$31m in 2023.

Purchase of investments of US$31m in 2023 related to US$1m paid for Hamelin Gold shares, US$1m for Great Southern Mining Resources shares and an investment of US$29m in bonds for the insurance captive. Purchase of investments of US$22m in 2022 related to US$4m paid for Tesoro Gold, US$1m paid for Chakana Copper Corporation shares, US$11m for Torq Resources shares and an investment of US$6m in bonds for the insurance captive.

Purchase of equity-accounted investee

Gold Fields entered into a partnership agreement with Osisko Mining Inc. to develop and mine the world-class underground Windfall Project in Québec, Canada. The purchase of equity-accounted investee in 2023 amounted to US$247m in total. Under the agreement, Gold Fields was required to contribute US$221m (C$300m) for its 50% stake in the joint venture. This payment was made in May 2023. Two further payments of US$13m each (C$17m each) were made in July 2023 and December 2023 in respect of a pre-closing liability in terms of the agreement.

Windfall capital contribution

Gold Fields contributed US$69m (C$93m) to the Windfall joint venture in terms of its obligation under the JV agreement.

Proceeds on disposal of investments

Proceeds on disposal of investments increased by 150% from US$2m in 2022 to US$5m in 2023. Proceeds of US$5m in 2023 and US$2m in 2022 related to sales of bonds by the insurance cell captive.

Environmental payments

Environmental payments remained similar at US$11m in 2023. The contributions of US$11m in 2023 comprise US$10m by the Ghanaian region and US$1m by South Deep in South Africa. The contributions of US$11m in 2022 comprise US$9m by the Ghanaian region and US$2m by South Deep in South Africa.

Cash flow from financing activities

Net cash inflow from financing activities of US$82m in 2023 compared to an outflow of US$57m in 2022. The cash inflow of US$82m in 2023 related to loan drawdowns of US$805m partially offset by loan repayments of US$651m and payment of principal lease liabilities of US$72m. The cash outflow of US$57 in 2022 related to loan repayments of US$198m and payment of principal lease liabilities of US$66m, partially offset by loan drawdowns of US$207m.

Net cash flow

The net cash utilised by the Group of US$95m in 2023 compared to net cash generated of US$250m in 2022. After accounting for a negative translation adjustment of US$26m on non-US Dollar cash balances, the cash outflow in 2023 was US$121m. The cash balance at 31 December 2023 of US$649m compared to US$769m at 31 December 2022.

Adjusted free cash flow

Adjusted free cash flow decreased by 16% from US$431m in 2022 to US$367m in 2023 due to higher spend at Salares Norte, Windfall capital contribution and working capital movements partially offset by higher adjusted free cash generated by the operations.

	2023	2022
Cash flow operating activities	**1,574.9**	1,713.9
Capital expenditure	**(1,017.2)**	(1,041.0)
– Capital expenditure – additions	**(1,054.7)**	(1,069.3)
– Capital expenditure – working capital	**35.5**	26.3
– Proceeds on disposal of property, plant and equipment	**2.0**	2.0
Windfall capital contributions	**(69.1)**	—
Contributions to environmental trust funds	**(10.7)**	(11.1)
Payment of lease liabilities	**(71.5)**	(65.5)
Contributions for rehabilitation purposes at Peru and Australia*	**(39.1)**	(38.2)
Yamana break fee, net of costs and taxation*	**—**	(126.8)
Adjusted free cash flow	**367.3**	431.3

* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2023 and 31 December 2022.

The US$367m adjusted free cash flow in 2023 comprised: US$1,002m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$438m spend at Salares Norte less US$66m of net non-mine interest paid, Windfall capital contributions of US$69m as well as US$62m on non-mine based costs mainly due to working capital movements.

The US$438m spend at Salares Norte is made up as follows:

US$'m	2023
Sustaining capital expenditure	**(118)**
Non-sustaining capital expenditure	**(280)**
Exploration expenditure	**(29)**
Release of working capital	**2**
Other	**(13)**
Total spend	**(438)**

The US$431m adjusted free cash flow in 2022 comprised: US$855m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$329m spend at Salares Norte less US$64m of net non-mine interest paid as well as US$31m on non-mine based costs mainly due to working capital movements.

The US$329m spend at Salares Norte is made up as follows:

US$'m	2022
Sustaining capital expenditure	(10)
Non-sustaining capital expenditure	(286)
Exploration expenditure	(32)
Release of working capital	6
Other	(7)
Total spend	(329)

14 Gold Fields Reviewed Results for the year ended 31 December 2023

Statement of financial position

Net debt increased by 45% from US$704m at 31 December 2022 to US$1,024m at 31 December 2023 mainly due to the purchase of the Windfall equity-accounted investee of US$247m as well as Windfall capital contributions of US$69m.

Net debt excluding lease liabilities increased by 90% from US$310m at 31 December 2022 to US$588m at 31 December 2023.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.42 at 31 December 2023 compared to 0.29 at 31 December 2022.

	Year ended	
US$'m	December 2023	December 2022
Net debt	**1,024.2**	704.1
Adjusted EBITDA	**2,428.3**	2,440.1
Net debt to adjusted EBITDA	**0.42**	0.29

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the year ended 31 December 2022 and is determined as follows in US$m:

	Year ended	
US$'m	December 2023	December 2022
Profit for the year	**726.3**	721.7
Loss/(profit) from discontinued operations	**18.9**	(13.0)
Taxation	**465.1**	442.1
Royalties	**116.4**	110.4
Non-recurring items	**165.2**	245.1
Long-term incentive scheme	**55.8**	29.0
Share-based payments	**9.1**	6.9
Gain on financial instruments	**—**	(24.0)
Loss/(gain) on foreign exchange	**5.6**	(6.7)
Equity-accounted (income)/loss, after taxation	**32.6**	2.9
Net interest expense	**38.0**	59.2
Amortisation and depreciation	**795.3**	844.3
Realised gain/(loss) on financial instruments*	**—**	22.2
Adjusted EBITDA	**2,428.3**	2,440.1

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2023 and 31 December 2022.

All-in sustaining and total all-in cost

Year-on-year

The Group AISC (including Asanko) increased by 17% from US$1,105/oz in 2022 to US$1,295/oz in 2023 mainly due to lower gold sold, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by the 13% weakening of the South African Rand against the US Dollar and 4% weakening of the Australian Dollar against the US Dollar.

Total AIC (including Asanko) increased by 15% from US$1,320/oz in 2022 to US$1,512/oz in 2023 mainly due to lower gold sold, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by lower non-sustaining capital expenditure and the 13% weakening of the South African Rand against the US Dollar and 4% weakening of the Australian Dollar against the US Dollar.

Guidance

If the actual Group AISC of US$1,295/oz is adjusted for the following items not included in the original guidance: excluding Asanko, normalising royalties to the guidance gold price, adjusting to the guidance exchange rates (R/US$17.00 and US$/A$0.70) and excluding the Damang NRV adjustment the revised AISC is US$1,317/oz which is within the guidance range of US$1,300/oz – US$1,340/oz.

If the actual Group AIC of US$1,512/oz is adjusted for the following items not included in the original guidance: excluding Asanko, excluding Windfall, normalising royalties to the guidance gold price, adjusting to the guidance exchange rates (R/US$17.00 and US$/A$0.70) and excluding the Damang NRV adjustment the revised AIC is US$1,516/ oz which is within the guidance range of US$1,480/oz – US$1,520/oz.

15

Review of operations

Year ended December 2023 compared with year ended December 2022

Figures may not add as they are rounded independently.

Australia region

		Dec 2023	Dec 2022	% Variance
Gold produced	000'oz	**1,061.5**	1,061.1	—%
AISC	A$/oz	**1,740**	1,503	(16)%
	US$/oz	**1,156**	1,041	(11)%
AIC	A$/oz	**1,886**	1,659	(14)%
	US$/oz	**1,253**	1,150	(9)%
Adjusted free cash flow*	A$m	**731.6**	622.8	17%
	US$m	**486.0**	431.4	13%

* Includes Australia consolidated tax paid and working capital movements of A$283.7m (US$188.4m) in 2023 and A$350.5m (US$242.8m) in 2022, respectively.

Gold production in 2023 at 1,062Koz was marginally better than 2022.

AIC per ounce increased by 14% to A$1,886/oz (US$1,253/oz) in 2023 from A$1,659/oz (US$1,150/oz) in 2022 due to higher cost of sales before amortisation and depreciation as a result of inflationary pressures on commodity inputs and employee and contractor costs across all operations.

Adjusted free cash flow for the region increased by 17% to A$732m (US$486m) in 2023 compared to A$623m (US$431m) in 2022.

Gruyere

		Dec 2023	Dec 2022	% Variance
Mine physicals and AIC in table on a 100% basis				
Ore mined	000 tonnes	**8,126**	9,917	(18)%
Waste (Capital)	000 tonnes	**22,252**	17,793	25%
Waste (Operational)	000 tonnes	**4,752**	9,423	(50)%
Total waste mined	000 tonnes	**27,004**	27,216	(1)%
Total tonnes mined	000 tonnes	**35,130**	37,133	(5)%
Grade mined	g/t	**1.21**	1.16	4%
Gold mined	000'oz	**316.4**	369.1	(14)%
Strip ratio	waste/ ore	**3.3**	2.7	22%
Tonnes milled	000 tonnes	**9,386**	8,865	6%
Yield	g/t	**1.07**	1.10	(3)%
Gold produced	000'oz	**322.0**	314.6	2%
Gold sold	000'oz	**322.9**	312.9	3%
AISC	A$/oz	**1,774**	1,415	(25)%
	US$/oz	**1,178**	980	(20)%
AIC	A$/oz	**1,792**	1,431	(25)%
	US$/oz	**1,190**	991	(20)%
Capital and cash flow in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**77.9**	47.6	64%
	US$m	**51.7**	33.0	57%
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	—%
	US$m	**—**	—	—%
Total capital expenditure – 50% basis	A$m	**77.9**	47.6	64%
	US$m	**51.7**	33.0	57%
Adjusted pre-tax free cash flow – 50% basis	A$m	**177.8**	152.3	17%
	US$m	**118.1**	105.5	12%

Gold production increased by 2% to 322,000oz in 2023 from 314,600oz in 2022 due to increased ore processed.

The mix of capital and operational waste was substantially different during 2023, with a 25% increase in capital waste mined to 22.3Mt from 17.8Mt in 2022 and a 50% decrease in operational waste mined to 4.8Mt from 9.4Mt in 2022, reflecting focus in 2023 on pre-stripping of stages 4 and 5 of the Gruyere pit.

Ore mined decreased by 18% to 8.1Mt in 2023 from 9.9Mt in 2022, with focus of personnel and equipment on pre-stripping activities. As a result of the 18% decrease in ore mined and a 4% increase in grade mined to 1.21g/t in 2023 from 1.16g/t in 2022, gold mined decreased by 14% to 316,400oz in 2023 from 369,100oz in 2022.

Tonnes milled increased by 6% from 8.9Mt in 2022 to 9.4 Mt in 2023 due to continuous improvement at the processing plant and the impact of an unplanned change out of the primary crusher mantle and concave in 2022, negatively impacting the plant availability.

AIC increased by 25% to A$1,792/oz (US$1,190/oz) in 2023 from A$1,431/oz (US$991/oz) in 2022 due to increased cost of sales before amortisation and depreciation and increased capital expenditure, partially offset by higher gold sold.

Cost of sales before amortisation and depreciation (on a 50% basis) increased by 21% to A$175m (US$116m) in 2023 from A$145m (US$101m) in 2022.

Cost of sales before gold inventory change and amortisation and depreciation (on a 50% basis) decreased by 2% to A$163m (US$108m) in 2023 from A$167m (US$116m) in 2022 due to lower ore and operational waste mined in 2023, partially offset by contractor rate increases.

16 Gold Fields Reviewed Results for the year ended 31 December 2023

Gold inventory charge to cost (on a 50% basis) of A$12m (US$8m) in 2023 compared to a gold inventory credit to cost of A$22m (US$15m) in 2022 with a buildup of stockpiles in 2022 compared to a draw down in 2023 as mining focused on stripping stages 4 and 5 of the Gruyere pit.

Total capital expenditure (on a 50% basis) increased by 64% to A$78m (US$52m) in 2023 from A$48m (US$33m) in 2022 due to pre-stripping of stages 4 and 5 of the Gruyere pit and the installation of a new pebble crusher of A$15m (US$10m).

Adjusted pre-tax free cash flow for Gruyere (on a 50% basis) increased by 17% to A$178m (US$118m) in 2023 from A$152m (US$106m) in 2022 mainly due to the higher gold price received.

Guidance

The estimate for 2024 is as follows:

- Gold produced ~ 150,000oz – 167,500oz (50%);
- Sustaining capital expenditure ~ A$122m (US$81m) – A$130m (US$86m) (50%);
- Non-sustaining capital expenditure ~ nil (50%);
- AISC ~ A$2,060/oz (US$1,360/oz) – A$2,290/oz – (US$1,510/oz) and
- Total AIC ~ A$2,080/oz (US$1,370/oz) – A$2,310/oz (US$1,525/oz).

The increase in sustaining capital expenditure when compared to 2023 mainly relates to higher capital waste stripping.

Granny Smith

		Dec 2023	Dec 2022	% Variance
Underground ore mined	000 tonnes	**1,760**	1,601	10%
Underground waste mined	000 tonnes	**371**	729	(49)%
Total tonnes mined	000 tonnes	**2,131**	2,330	(9)%
Grade mined – underground	g/t	**5.38**	6.01	(10)%
Gold mined	000'oz	**304.5**	309.2	(2)%
Tonnes milled	000 tonnes	**1,765**	1,583	11%
Yield	g/t	**5.00**	5.66	(12)%
Gold produced	000'oz	**283.9**	287.9	(1)%
Gold sold	000'oz	**284.4**	287.4	(1)%
AISC	A$/oz	**1,627**	1,466	(11)%
	US$/oz	**1,081**	1,016	(6)%
AIC	A$/oz	**1,800**	1,691	(6)%
	US$/oz	**1,196**	1,171	(2)%
Sustaining capital expenditure	A$m	**71.1**	87.7	(19)%
	US$m	**47.2**	60.8	(22)%
Non-sustaining capital expenditure	A$m	**43.7**	53.4	(18)%
	US$m	**29.1**	37.0	(21)%
Total capital expenditure	A$m	**114.8**	141.1	(19)%
	US$m	**76.3**	97.8	(22)%
Adjusted pre-tax free cash flow	A$m	**261.5**	280.3	(7)%
	US$m	**173.7**	194.2	(11)%

Gold production decreased by 1% to 283,900oz in 2023 from 287,900oz in 2022 due to a 12% decrease in yield on lower grades mined, partially offset by an increase in ore tonnes processed.

Ore mined increased by 10% to 1,760kt in 2023 from 1,601kt in 2022 with increased ore mined at lower grade due to inability to access capital waste development during the September quarter due to ventilation restrictions as explained in the September quarter results.

Waste mined decreased by 49% to 371kt in 2023 from 729kt in 2022 with less capital and operating waste mined from the Z120 area.

Mined grade decreased by 10% in line with the plan to 5.38g/t in 2023 from 6.01g/t in 2022. As a result of the 10% decrease in grade partially offset by the 10% increase in ore mined, gold mined decreased by 2% to 304,500oz in 2023 from 309,200oz in 2022.

Tonnes milled increased by 11% to 1,765kt in 2023 from 1,583kt in 2022 due to increased availability of fresh ore.

AIC increased by 6% to A$1,800/oz (US$1,196/oz) in 2023 from A$1,691/oz (US$1,171/oz) in 2022 due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by decreased capital expenditure.

Cost of sales before amortisation and depreciation increased by 15% to A$338m (US$224m) in 2023 from A$293m (US$203m) in 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 14% to A$337m (US$224m) in 2023 from A$295m (US$204m) in 2022 due to increased ore production, as well as inflationary pressures on commodity inputs and employee and contractor costs, including contractor rate increases.

Gold inventory charge to cost of A$1m (US$nil) in 2023 compared to a gold inventory credit to cost of A$2m (US$1m) in 2022.

Total capital expenditure decreased by 19% to A$115m (US$76m) in 2023 from A$141m (US$98m) in 2022.

Sustaining capital expenditure decreased by 19% to A$71m (US$47m) in 2023 from A$88m (US$61m) in 2022 due to lower mine development in 2023.

Non-sustaining capital expenditure decreased by 18% to A$44m (US$29m) in 2023 from A$53m (US$37m) in 2022 following completion of the second decline in 2022.

Adjusted pre-tax free cash flow for Granny Smith increased by 7% to A$262m (US$174m) in 2023 from A$280m (US$194m) in 2022.

Guidance

The estimate for 2024 is as follows:

- Gold produced ~ 270,000oz;
- Sustaining capital expenditure ~ A$77m (US$51m);
- Non-sustaining capital expenditure ~ A$39m (US$26m);
- AISC ~ A$1,765/oz (US$1,165oz); and
- Total AIC ~ A$1,935/oz (US$1,277/oz).

17

St Ives

		Dec 2023	Dec 2022	% Variance
Underground				
Ore mined	000 tonnes	**1,894**	1,753	8%
Waste mined	000 tonnes	**670**	798	(16)%
Total tonnes mined	000 tonnes	**2,564**	2,551	1%
Grade mined	g/t	**4.82**	5.13	(6)%
Gold mined	000'oz	**293.8**	288.9	2%
Surface				
Ore mined	000 tonnes	**1,620**	1,289	26%
Surface waste (Capital)	000 tonnes	**2,817**	8,562	(67)%
Surface waste (Operational)	000 tonnes	**1,956**	3,050	(36)%
Total waste mined	000 tonnes	**4,773**	11,612	(59)%
Total tonnes mined	000 tonnes	**6,393**	12,901	(50)%
Grade mined	g/t	**1.81**	1.39	30%
Gold mined	000'oz	**94.1**	57.6	63%
Strip ratio	waste/ ore	**2.9**	9.0	(68)%
Total (underground and surface)				
Total ore mined	000 tonnes	**3,514**	3,042	16%
Total grade mined	g/t	**3.43**	3.54	(3)%
Total tonnes mined	000 tonnes	**8,957**	15,452	(42)%
Total gold mined	000'oz	**387.9**	346.5	12%
Tonnes milled	000 tonnes	**4,086**	3,857	6%
Yield – underground	g/t	**4.40**	4.97	(11)%
Yield – surface	g/t	**1.48**	1.19	24%
Yield – combined	g/t	**2.83**	3.04	(7)%
Gold produced	000'oz	**371.8**	376.7	(1)%
Gold sold	000'oz	**368.7**	373.2	(1)%
AISC	A$/oz	**1,787**	1,485	(20)%
	US$/oz	**1,187**	1,029	(15)%
AIC	A$/oz	**1,958**	1,594	(23)%
	US$/oz	**1,301**	1,104	(18)%
Sustaining capital expenditure	A$m	**108.6**	126.2	(14)%
	US$m	**72.1**	87.4	(18)%
Non-sustaining capital expenditure	A$m	**38.0**	19.3	97%
	US$m	**25.2**	13.3	89%
Total capital expenditure	A$m	**146.6**	145.5	1%
	US$m	**97.3**	100.7	(3)%
Adjusted pre-tax free cash flow	A$m	**353.7**	378.6	(7)%
	US$m	**235.0**	262.3	(10)%

Gold production decreased by 1% to 371,800oz in 2023 from 376,700oz in 2022.

At the underground operations, waste mined decreased by 16% to 0.7Mt in 2023 from 0.8Mt in 2022 with lower capital development at Hamlet and Invincible mines in 2023. Ore mined increased by 8% to 1.9Mt in 2023 from 1.8Mt in 2022 and grade mined decreased by 6% to 4.82g/t in 2023 from 5.13g/t in 2022, resulting in an increase in gold mined of 2% to 293,800oz in 2023 from 288,900oz in 2022.

At the open pits, total tonnes mined decreased by 50% to 6.4Mt in 2023 from 12.9Mt in 2022. Ore mined increased by 26% to 1.62Mt in 2023 from 1.29Mt in 2022, capital waste tonnes mined decreased by 67% to 2.82Mt in 2023 from 8.56Mt in 2022 and operational waste tonnes mined decreased by 36% to 1.96Mt in 2023 from 3.05Mt in 2022. Material movement in 2022 reflects pre-strip of Neptune stage 7 with ore delivery from the pit commencing in the June 2022 quarter. Material movement in 2023 reflects pre-strip of Thunderer open pit, with ore delivery from Neptune stage 7 during the first half of 2023, and ore delivery from Thunderer in the second half of 2023.

Grade mined at the open pits increased by 30% to 1.81g/t in 2023 from 1.39 g/t in 2022. In 2023, ore was sourced from Neptune stage 7 in H1 and Thunderer pit in H2, compared to only Neptune stage 7 in 2022.

As a result of the 26% increase in open pit ore mined and 30% increase in grade mined, the open pit gold mined increased by 63% to 94koz in 2023 from 58koz in 2022.

Total ore mined increased by 16% to 3.5Mt in 2023 from 3.0Mt in 2022 and total grade mined decreased by 3% to 3.43g/t in 2023 from 3.54g/t in 2022. Resultant total gold mined increased by 12% to 387,900oz in 2023 from 346,500oz in 2022.

AIC increased by 23% to A$1,958/oz (US$1,301/oz) in 2023 from A$1,594/oz (US$1,104/oz) in 2022 due to lower ounces sold and higher cost of sales before amortisation and depreciation.

Cost of sales before amortisation and depreciation increased by 27% to A$491m (US$326m) in 2023 from A$387m (US$268m) in 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 23% to A$486m (US$323m) in 2023 from A$396m (US$274m) in 2022 mainly due to a 16% increase in total ore tonnes mined combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs. Underground mining cost was impacted by above inflation contractor rate increases and open pit mining cost impacted by economies of scale on reduced total volumes mined.

Gold inventory charge to cost of A$5m (US$4m) in 2023 compared to a gold inventory credit to cost of A$9m (US$6m) in 2022. A credit was generated in 2022 with low cost historic stockpiles being utilised in the first half of the year and a buildup of ore in the second half of 2022 from the Neptune pit at higher cost. The charge in 2023 mainly relates to the draw down of Neptune's stockpiled ore. The oxide ore from Neptune must be blended with fresh ore in the mill and is therefore stockpiled before processing.

Total capital expenditure increased by 1% to A$147m (US$97m) in 2023 from A$146m (US$101m) in 2022.

Sustaining capital expenditure decreased by 14% to A$109m (US$72m) in 2023 from A$126m (US$87m) in 2022 reflecting the pre-stripping at Neptune stage 7 during 2022, partially offset by increased expenditure on ventilation infrastructure and equipment.

Non-sustaining capital expenditure increased by 97% to A$38m (US$25m) in 2023 from A$19m (US$13m) in 2022 with increased development at Invincible Deeps mine in 2023.

Adjusted pre-tax free cash flow at St Ives decreased by 7% to A$354m (US$235m) in 2023 from A$379m (US$262m) in 2022.

Guidance

The estimate for 2024 is as follows:

- Gold produced ~ 355,000oz;
- Sustaining capital expenditure ~ A$358m (US$236m);
- Non-sustaining capital expenditure ~ A$43m (US$28m);
- AISC ~ A$2,721/oz (US$1,796/oz); and
- Total AIC ~ A$2,900/oz (US$1,913/oz).

In February 2024, our Board approved construction of the renewables microgrid project at our St Ives mine in Australia budgeted at approximately A$296m (US$195m). The microgrid, the largest in the Group's portfolio, will comprise 42MW of wind and 35MW of solar and will provide 73% of the mine's energy requirements, once operational towards the end of 2025. It will reduce St Ives' scope 1 & 2 emissions by an estimated 50% in 2030 against the mines 2016 baseline.

Included in the 2024 sustaining capital expenditure is A$200m (US$132m) for this renewable microgrid project.

18 Gold Fields Reviewed Results for the year ended 31 December 2023

The 2024 sustaining capital expenditure also includes higher development and infrastructure capital when compared to 2023.

Excluding the renewable microgrid project, the 2024 AISC guidance is A$2,153/oz (US$1,421/oz) and the 2024 AIC guidance is A$2,331/oz (US$1,538/oz).

Agnew

		Dec 2023	Dec 2022	% Variance
Underground				
Ore mined	000 tonnes	**1,162**	1,105	5%
Waste mined	000 tonnes	**758**	826	(8)%
Total tonnes mined	000 tonnes	**1,920**	1,931	(1)%
Grade mined	g/t	**6.67**	6.92	(4)%
Gold mined	000'oz	**249.3**	245.8	1%
Surface				
Ore mined	000 tonnes	**164**	3	5367%
Surface waste (Capital)	000 tonnes	**1,852**	625	196%
Surface waste (Operational)	000 tonnes	**1,426**	—	100%
Total waste mined	000 tonnes	**3,278**	625	424%
Total tonnes mined	000 tonnes	**3,442**	628	448%
Grade mined	g/t	**2.13**	0.61	249%
Gold mined	000'oz	**11.2**	0.1	11100%
Strip ratio	waste/ ore	**20.0**	234.3	(91)%
Total (underground and surface)				
Total ore mined	000 tonnes	**1,326**	1,108	20%
Total grade mined	g/t	**6.11**	6.90	(11)%
Total tonnes mined	000 tonnes	**5,362**	2,559	110%
Total gold mined	000'oz	**260.5**	245.9	6%
Tonnes milled	000 tonnes	**1,342**	1,198	12%
Yield – underground	g/t	**6.29**	6.21	1%
Yield – surface	g/t	**2.09**	—	—%
Yield – combined	g/t	**5.67**	6.21	(9)%
Gold produced	000'oz	**244.9**	239.2	2%
Gold sold	000'oz	**242.0**	238.7	1%
AISC	A$/oz	**1,779**	1,632	(9)%
	US$/oz	**1,182**	1,130	(5)%
AIC	A$/oz	**1,939**	1,875	(3)%
	US$/oz	**1,288**	1,298	1%
Sustaining capital expenditure	A$m	**82.0**	78.5	4%
	US$m	**54.5**	54.4	—%
Non-sustaining capital expenditure	A$m	**23.9**	44.3	(46)%
	US$m	**15.9**	30.7	(48)%
Total capital expenditure	A$m	**105.9**	122.8	(14)%
	US$m	**70.4**	85.1	(17)%
Adjusted pre-tax free cash flow	A$m	**222.1**	162.1	37%
	US$m	**147.5**	112.3	31%

Gold production increased by 2% to 244,900oz in 2023 from 239,200oz in 2022 due to a 12% increase in ore tonnes processed, partially offset by 9% decrease in yield.

Gold mined from underground mines increased by 1% to 249,300oz in 2023 from 245,800oz in 2022, due to a 5% increase in ore mined to 1.2Mt in 2023 from 1.1Mt in 2022, partially offset by a 4% decrease in grade mined to 6.67g/t in 2023 from 6.92g/t in 2022.

During the latter part of 2022 pre-strip activities commenced at the Barren Lands open pit project, with ore production concluding in September 2023. For 2023 capital waste mined at Barren Lands increased by 196% to 1,852kt from 625kt in 2022. Operational waste mined increased by 100% to 1,426kt in 2023 from nil in 2022. Ore mined increased by 5,367% to 164kt and grade mined increased by 249% to 2.13g/t in 2023 from 3kt at a grade of 0.61g/t in 2022. As a result of the above, gold mined increased by 11,100% to 11,200oz in 2023 from 52oz in 2022.

The Barren Lands open pit will provide the gateway to the Barren Lands and Redeemer Underground Complexes. The project also enables access to a new underground exploration drilling platform.

Total ore mined increased by 20% to 1.3Mt in 2023 from 1.1Mt in 2022 and total grade mined decreased by 11% to 6.11g/t in 2023 from 6.90g/t in 2022. Resultant total gold mined increased by 6% to 261koz in 2023 from 246koz in 2022.

AIC increased by 3% to A$1,939/oz (US$1,288/oz) in 2023 from A$1,875/oz (US$1,298/oz) in 2022 due to higher cost of sales before amortisation and depreciation, mostly offset by lower capital expenditure and higher gold sold.

Cost of sales before amortisation and depreciation increased by 11% to A$294m (US$195m) in 2023 from A$266m (US$184m) in 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 14% to A$302m (US$200m) in 2023 from A$264m (US$183m) in 2022. The increase was due to a 20% increase in ore tonnes mined and 12% increase in ore tonnes processed combined with inflationary pressures on commodity inputs and employee and contractor costs.

Gold inventory credit to cost of A$8m (US$5m) in 2023 compared to a gold inventory charge to cost of A$2m (US$1m) in 2022.

Total capital expenditure decreased by 14% to A$106m (US$70m) in 2023 from A$123m (US$85m) in 2022.

Sustaining capital expenditure increased by 4% to A$82m (US$55m) in 2023 from A$79m (US$54m) in 2022 on increased capital development at the underground mines.

Non-sustaining capital expenditure decreased by 46% to A$24m (US$16m) in 2023 from A$44m (US$31m) in 2022 mainly due to a crushing circuit replacement in 2022.

Adjusted pre-tax free cash flow at Agnew increased by 37% to A$222m (US$148m) in 2023 from A$162m (US$112m) in 2022.

Guidance

The estimate for 2024 is as follows:

- Gold produced ~ 235,000oz;
- Sustaining capital expenditure ~ A$86m (US$57m);
- Non-sustaining capital expenditure ~ A$31m (US$21m);
- AISC ~ A$1,905/oz (US$1,257/oz); and
- Total AIC ~ A$2,110/oz (US$1,393/oz).

19

South Africa region

South Deep

		Dec 2023	Dec 2022	% Variance
Ore mined	000 tonnes	**1,649**	1,632	1%
Waste mined	000 tonnes	**339**	195	74%
Total tonnes	000 tonnes	**1,988**	1,827	9%
Grade mined – underground reef	g/t	**6.41**	6.24	3%
Grade mined – underground total	g/t	**5.31**	5.57	(5)%
Gold mined	kg	**10,568**	10,178	4%
	000'oz	**339.8**	327.2	4%
Total development	m	**11,436**	11,594	(1)%
Secondary support	m	**10,540**	12,250	(14)%
Backfill	m^3	**359,585**	334,886	7%
Ore processed – underground reef	000 tonnes	**1,614**	1,571	3%
Ore processed – underground waste	000 tonnes	**237**	187	27%
Ore processed – surface	000 tonnes	**1,157**	1,227	(6)%
Total tonnes milled	000 tonnes	**3,008**	2,985	1%
Yield – underground reef	g/t	**6.14**	6.38	(4)%
Surface yield	g/t	**0.10**	0.14	(29)%
Total yield	g/t	**3.33**	3.42	(3)%
Gold produced	kg	**10,021**	10,200	(2)%
	000'oz	**322.2**	327.9	(2)%
Gold sold	kg	**10,000**	10,200	(2)%
	000'oz	**321.5**	327.9	(2)%
AISC	R/kg	**800,097**	680,931	(18)%
	US$/oz	**1,349**	1,294	(4)%
AIC	R/kg	**800,097**	713,624	(12)%
	US$/oz	**1,349**	1,356	1%
Sustaining capital expenditure	Rm	**1,717.2**	1,609.8	7%
	US$m	**93.1**	98.3	(5)%
Non-sustaining capital expenditure	Rm	**–**	333.5	(100)%
	US$m	**–**	20.4	(100)%
Total capital expenditure	Rm	**1,717.2**	1,943.3	(12)%
	US$m	**93.1**	118.7	(22)%
Adjusted free cash flow	Rm	**3,754.5**	2,103.9	78%
	US$m	**203.5**	128.5	58%

South Deep's key production performance measures (Total tonnes mined, reef grade mined, gold mined and underground reef ore processed) for 2023 improved from 2022 and this improvement is in line with the mine production ramp-up plan. Asset optimisation initiatives that were identified during the year will further enhance existing productivity improvement programmes that were introduced in 2019 to sustainably deliver results efficiently.

Gold produced decreased by 2% to 10,021kg (322,200oz) in 2023 from 10,200kg (327,900oz) in 2022. The reduction was due to lower underground reef yield which decreased by 4% to 6.14g/t in 2023 from 6.38g/t in 2022 as a result of lower mine call factor and plant recovery factor which was impacted by the increase in waste to ore mill ratio. Included in the 2023 gold produced is a gold inventory draw down of 568kg (18,300oz).

Underground reef ore processed increased by 3% to 1,614kt in 2023 from 1,571kt in 2022. North of Wrench increased its contribution YoY from 78% to 82%, while Current Mine reduced its contribution from 22% to 18% as part of the strategy to transition away from Current Mine to North of Wrench. Underground reef grade mined increased by 3% to 6.41g/t in 2023 from 6.24g/t in 2022 driven by the mining footprint and mining mix.

Waste mined increased by 74% to 339kt in 2023 from 195kt in 2022 as low-grade destress cuts were mined out and mining shifted to waste development cuts in line with the mine plan. Total development decreased by 1% to 11,436m in 2023 from 11,594m in 2022.

Secondary support decreased by 14% to 10,540m in 2023 from 12,250m in 2022 due to less backlog and rehabilitation support requirements while backfill increased by 7% to 359,585m^3 in 2023 from 334,886m^3 in 2022 as more stopes were available for backfilling.

Surface re-mining decreased by 6% to 1,157kt in 2023 from 1,227kt in 2022 due to desilting of the return water dam and a surface reclamation drop down.

Total yield decreased by 3% to 3.33g/t in 2023 from 3.42g/t in 2022 largely driven by the reduction of underground yield, impacted by mine call factor and plant recovery factor which was 6% and 0.2% lower than the previous year, respectively.

AIC rand per kilogram sold (AIC R/kg) increased by 12% to R800,097/kg (US$1,349/oz) in the 2023 year from R713,624/kg (US$1,356/oz) in the 2022 year, mainly due to higher cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capital expenditure.

Cost of sales before amortisation and depreciation increased by 18% to R6,069m (US$329m) in 2023 from R5,138m (USD$314m) in 2022.

Cost of sales before gold inventory charge and amortisation and depreciation increased by 9% to R5,815m (US$315m) in 2023 from R5,314 (US$325m) in 2022 due to an increase in permanent employees and underground support construction contractors to support the buildup in the operational plan, the 9% increase in underground tonnes mined, and the overall impact of inflation.

The gold inventory charge to cost of R254m (US$14m) in 2023 compares with a credit to cost of R175m (US$11m) in 2022 due to a decrease in stockpile and gold in circuit.

Total capital expenditure decreased by 12% to R1,717m (US$93m) in 2023 from R1,943m (US$119m) in 2022.

Sustaining capital expenditure increased by 7% to R1,717m (US$93m) in 2023 from 1,610m (US$98m) in 2022 mainly due to the inclusion of capital development and infrastructure expenditure (reported as non-sustaining capital in 2022), fleet replacement and the upgrade of the South Shaft return water dam which commenced in 2023. These increases were partially offset by lower capital expenditure on the solar plant in 2023 and the completion of phase 2 of the Doornpoort tailings facility in 2022.

Non-sustaining capital expenditure was nil in 2023 compared to R334m (US$20m) in 2022. New mine development is now part of normal development.

On a total capital expenditure basis, the lower capital expenditure on the solar plant in 2023 and the completion of phase 2 of the Doornpoort tailings facility in 2022 more than offsets the higher sustaining capital expenditure as explained above.

Adjusted free cash flow increased by 78% to R3,755m (US$204m) from R2,104m (US$129m) in 2022. The increase is mainly due to a higher rand gold price received, partially offset by higher cost of sales before amortisation and depreciation and lower capital expenditure.

Guidance

Guidance for 2024 is as follows:

- Gold produced ~ 10,400kg (334koz);
- Capital expenditure ~ R2,452m (US$131m);
- AISC ~ R895,000/kg (US$1,495/oz); and
- Total AIC ~ R895,000/kg (US$1,495/oz).

The increase in capital expenditure compared to 2023 mainly relates to mine infrastructure upgrades and fleet replacement.

20 Gold Fields Reviewed Results for the year ended 31 December 2023

Ghana region

(continuing operations – Damang and Tarkwa)

		Dec 2023	Dec 2022	% Variance
Gold produced	000'oz	**703.6**	761.6	(8)%
AISC	US$/oz	**1,373**	1,172	(17)%
AIC	US$/oz	**1,377**	1,198	(15)%
Adjusted free cash flow (excluding Asanko)	US$m	**237.7**	219.1	8%

Total production decreased by 8% to 704koz in 2023 from 762koz in 2022 mainly due to decreased production at Damang due to the completion of mining the Huni and LKG pits and increased processing of lower grade stockpiles.

AIC increased by 15% to US$1,377/oz in 2023 from US$1,198/oz in 2022. Excluding the Damang net realisable value write down of U$34m, AIC increased by 11% to US$1,329/oz in 2023 from US$1,198/oz in 2022.

Adjusted free cash flow for the Ghana region (excluding Asanko) increased by 8% to US$238m in 2023 from US$219m in 2022.

Damang

		Dec 2023	Dec 2022	% Variance
Ore mined	000 tonnes	**3,566**	5,872	(39)%
Waste (Capital)	000 tonnes	**–**	7,628	(100)%
Waste (Operational)	000 tonnes	**6,484**	7,807	(17)%
Total waste mined	000 tonnes	**6,484**	15,435	(58)%
Total tonnes mined	000 tonnes	**10,050**	21,307	(53)%
Grade mined	g/t	**1.10**	1.49	(26)%
Gold mined	000'oz	**126.1**	281.9	(55)%
Strip ratio	waste/ ore	**1.8**	2.6	(31)%
Tonnes milled	000 tonnes	**4,821**	4,784	1%
Yield	g/t	**0.98**	1.50	(35)%
Gold produced	000'oz	**152.6**	230.0	(34)%
Gold sold	000'oz	**152.6**	228.9	(33)%
AISC	US$/oz	**1,659**	998	(66)%
AIC	US$/oz	**1,679**	1,083	(55)%
Sustaining capital expenditure	US$m	**4.9**	49.6	(90)%
Non-sustaining capital expenditure	US$m	**–**	10.4	(100)%
Total capital expenditure	US$m	**4.9**	60.1	(92)%
Adjusted free cash flow	US$m	**41.3**	57.9	(29)%

Gold production decreased by 34% to 152,600oz in 2023 from 230,000oz in 2022 due to lower yield resulting from lower grade of ore processed. Yield decreased by 35% to 0.98g/t in 2023 from 1.50g/t in 2022 due to lower grade mined from ex-pit (Huni Pit) and treatment of historical lower grade stockpiles.

Total tonnes mined decreased by 53% to 10.1Mt in 2023 from 21.3Mt in 2022 and ore tonnes mined decreased by 39% to 3.6Mt in 2023 from 5.9Mt in 2022 due to the depletion of both Huni and LKG pits which were completed at the start of Q4 2023.

No capital waste tonnes were mined in 2023 as the main orebody had been exposed. Operational waste tonnes decreased by 17% to 6.5Mt in 2023 from 7.8Mt in 2022 due to the completion of Huni and LKG pits. Strip ratio decreased by 31% to 1.8 in 2023 from 2.6 in 2022 due to mining in the exposed ore zones of the main orebodies at Huni and LKG pits in 2023.

Gold mined decreased by 55% to 126koz in 2023 from 282koz in 2022, as a result of the lower ore tonnes mined and the decrease in grade mined by 26% to 1.10g/t in 2023 from 1.49 g/t in 2022.

Ore tonnes processed in 2023 consisted of 2.6Mt at a grade of 1.17g/t ex-pit and 2.2Mt at a grade of 0.99g/t from stockpile. In 2022, 3.5Mt at a grade of 1.85g/t ex-pit and 1.2Mt at a grade of 1.25g/t from stockpile were processed. The closing balance of the stockpile decreased to 7.2Mt at an average grade of 0.87g/t in 2023 from 8.2Mt at an average grade of 0.90g/t in 2022.

AIC increased by 55% to US$1,679/oz in 2023 from US$1,083/oz in 2022 due to lower gold sold, higher cost of sales before amortisation and depreciation and a net realisable value adjustment of US$34m to stockpiles, partially offset by lower capital expenditure. Excluding the NRV write down of the stockpile, AIC increased by 35% to US$1,457/oz in 2023 from US$1,083/oz in 2022.

Cost of sales before amortisation and depreciation increased by 47% to US$223m in 2023 from US$152m in 2022. If the Damang net realisable value adjustment of US$34m is excluded, cost of sales before amortisation and depreciation increased by 24% to US$189m in 2023 from US$152m in 2022.

Cost of sales before gold inventory change and amortisation and depreciation decreased by 8% to US$178m in 2023 from US$193m in 2022 mainly due to a 39% decrease in ore tonnes mined and a 17% decrease in operational waste tonnes mined.

Gold inventory charge to cost was US$45m in 2023 compared to inventory credit to cost of US$41m in 2022 mainly due to depletion of stockpiles in 2023 with the completion of mining activities and a net realisable value write down of US$34m.

Total capital expenditure decreased by 92% to US$5m in 2023 from US$60m in 2022. Sustaining capital expenditure decreased by 90% to US$5m in 2023 from US$50m in 2022 mainly due to no capital waste tonnes mined in 2023. Non-sustaining capital expenditure was nil in 2023 compared to US$10m in 2022.

Adjusted free cash flow at Damang decreased by 29% to US$41m in 2023 from US$58m in 2022 mainly due to lower revenue resulting from lower gold sold.

Guidance

The budget for 2024 is as follows:

- Gold produced ~ 125,000oz;
- Sustaining capital expenditure ~ US$5m;
- Non-sustaining capital expenditure ~ Nil;
- AISC ~ US$2,030/oz; and
- Total AIC ~ US$2,030/oz.

21

Tarkwa

		Dec 2023	Dec 2022	% Variance
Ore mined	000 tonnes	**17,524**	14,046	25%
Waste (Capital)	000 tonnes	**37,837**	43,421	(13)%
Waste (Operational)	000 tonnes	**34,884**	30,163	16%
Total waste mined	000 tonnes	**72,721**	**73,584**	(1)%
Total tonnes mined	000 tonnes	**90,245**	**87,630**	3%
Grade mined	g/t	**1.20**	1.21	(1)%
Gold mined	000'oz	**678.7**	546.6	24%
Strip ratio	waste/ ore	**4.1**	5.2	(21)%
Tonnes milled	000 tonnes	**14,102**	14,016	1%
Yield	g/t	**1.22**	1.18	3%
Gold produced	000'oz	**551.1**	531.6	4%
Gold sold	000'oz	**548.1**	529.1	4%
AISC	US$/oz	**1,293**	1,248	(4)%
AIC	US$/oz	**1,293**	1,248	(4)%
Sustaining capital expenditure	US$m	**216.3**	229.0	(6)%
Non-sustaining capital expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**216.3**	229.0	(6)%
Adjusted free cash flow	US$m	**196.3**	161.2	22%

Gold production increased by 4% to 551,100oz in 2023 from 531,600oz in 2022 mainly due to higher tonnes processed and improved yield. Yield increased by 3% to 1.22g/t in 2023 from 1.18g/t in 2022 due to higher grades processed.

Total tonnes mined, including capital waste stripping, increased by 3% to 90.2Mt in 2023 from 87.6Mt in 2022. Ore mined increased by 25% to 17.5Mt in 2023 from 14.0Mt in 2022 due to mining more exposed ore areas in Akontansi and Teberebie pits as more capital waste was stripped in 2022 that opened up ore. Capital waste stripped decreased by 13% to 37.8Mt in 2023 from 43.4Mt in 2022 in line with the mining sequence to mine more operational waste tonnes. Operational waste increased by 16% to 34.9Mt in 2023 from 30.2Mt in 2022.

As a result of the increase in ore mined, gold mined increased by 24% to 679koz in 2023 from 547koz in 2022.

Tonnes milled increased by 1% to 14.1Mt in 2023 from 14.0Mt in 2022. In 2023, 11.77Mt was fed from ex-pit at a grade of 1.34g/t and 2.33Mt from stockpile at a grade of 1.04g/t compared to 12.77Mt at 1.21g/t from ex-pit and 1.25Mt from stockpile at a grade of 1.42g/t in 2022.

AIC increased by 4% to US$1,293/oz in 2023 from US$1,248/oz in 2022 due to higher royalties and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and lower capital expenditure.

Cost of sales before amortisation and depreciation increased by 8% to US$402m in 2023 from US$371m in 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 12% to US$455m in 2023 from US$407m in 2022 mainly due to a 25% increase in ore tonnes mined and a 16% increase in operational waste tonnes mined, partially offset by lower fuel cost.

Gold inventory credit to cost increased to US$53m in 2023 from US$36m in 2022 due to a buildup of stockpiles.

Total and sustaining capital expenditure decreased by 6% to US$216m in 2023 from US$229m in 2022 mainly due to decrease in capital waste stripping cost driven by the 13% reduction in capital waste tonnes mined.

Adjusted free cash flow at Tarkwa increased by 22% to US$196m in 2023 from US$161m in 2022 mainly due to the higher gold price of US$1,950 in 2023 compared to US$1,803 in 2022, as well as higher gold sold.

Guidance

The estimate for 2024 is as follows:

- Gold produced ~ 540,000oz;
- Sustaining capital expenditure ~ US$167m;
- AISC ~ US$1,480/oz; and
- Total AIC ~ US$1,480/oz.

Asanko (Equity-accounted joint venture – discontinued operation)

		Dec 2023	Dec 2022	% Variance
Ore mined	000 tonnes	**22**	1,894	(99)%
Waste (Capital)	000 tonnes	**3,415**	—	100%
Waste (Operational)	000 tonnes	**—**	6,706	(100)%
Total waste mined	000 tonnes	**3,415**	6,706	(49)%
Total tonnes mined	000 tonnes	**3,437**	8,600	(60)%
Grade mined	g/t	**0.72**	1.55	(54)%
Gold mined	000'oz	**0.5**	94.5	(99)%
Strip ratio	waste/ ore	**152.6**	3.5	4260%
Tonnes milled	000 tonnes	**6,082**	5,829	4%
Yield	g/t	**0.69**	0.91	(24)%
Gold produced	000'oz	**134.1**	170.3	(21)%
Gold sold	000'oz	**134.2**	167.8	(20)%
AISC	US$/oz	**1,516**	1,346	(13)%
AIC	US$/oz	**1,672**	1,435	(17)%
Sustaining capital expenditure	US$m	**41.6**	11.0	278%
Non-sustaining capital expenditure	US$m	**13.5**	6.3	114%
Total capital expenditure	US$m	**55.1**	17.2	220%
Adjusted free cash flow	US$m	**47.4**	42.1	13%

All figures in table on a 100% basis.

Gold production decreased by 21% to 134,100oz (100% basis) in 2023 from 170,300oz (100% basis) in 2022, of which 60,300oz (2022: 76,700oz) was attributable to Gold Fields. The decrease was mainly due to lower yield which decreased by 24% to 0.69g/t in 2023 from 0.91g/t in 2022. The lower yield was a result of lower grade ore processed from stockpile in 2023 compared to a mix of higher grade ex-pit ore and stockpiles in 2022.

Gold mined decreased by 99% to 500oz (100% basis) in 2023 from 94,500oz (100% basis) in 2022 due to the temporary cessation of mining activities in July 2022 which was resumed in October 2023 with predominantly waste pre-stripping at Abore.

Total tonnes mined, including capital waste stripping, decreased by 60% to 3.44Mt in 2023 from 8.60Mt in 2022 as mining activities only resumed in October 2023 since the temporary cessation in July 2022. Ore mined decreased by 99% to 0.02Mt in 2023 from 1.89Mt in 2022. Capital waste increased by 100% to 3.42Mt in 2023 from nil in 2022 due to pre-stripping in Abore. Operational waste tonnes mined decreased by 100% to nil in 2023 from 6.7Mt in 2022 as no mining was undertaken in operating strip areas.

Total tonnes milled increased by 4% to 6.1Mt in 2023 from 5.8Mt in 2022. The mill feed grade in 2023 was 0.83 g/t which relates to the treatment of stockpiles. The mill feed grade in 2022 was 1.14g/t relating to the treatment of both ex-pit ore (mined at a grade of 1.21 g/t) and lower grade stockpiles.

22 Gold Fields Reviewed Results for the year ended 31 December 2023

AIC increased by 17% to US$1,672/oz in 2023 from US$1,435/oz in 2022 due to lower gold ounces sold and higher capital expenditure partially offset by lower cost of sales before amortisation and depreciation.

Cost of sales before amortisation and depreciation (on a 45% basis) decreased by 22% to US$64m in 2023 from US$82m in 2022.

Cost of sales before gold inventory change and amortisation and depreciation (on a 45% basis) decreased by 16% to US$61m in 2023 from US$73m in 2022 mainly due to a 99% decrease in ore tonnes mined and a 100% decrease in operational waste tonnes mined as mining activities recommenced in October 2023 with pre-stripping in Abore. Processing volume increased by 4% year-on-year.

Gold inventory charge to cost (on a 45% basis) of US$4m in 2023 compared to a gold inventory charge to cost of US$9m in 2022 as the majority of stockpile treated in 2023 were from low-grade stockpiles which are not valued.

Total capital expenditure (100% basis) increased by 220% to US$55m in 2023 from US$17m in 2022. Sustaining capital expenditure increased by 278% to US$42m in 2023 from US$11m in 2022 due to expenditure on TSF Stage 7 construction, Abore pre-stripping (3.5Mt), and water treatment plant. Non-sustaining capital expenditure increased by 114% to US$14m in 2023 from US$6m in 2022 due to higher exploration and Abore development expenditure in 2023.

Adjusted free cash flow at Asanko increased by 13% to US$47m in 2023 from US$42m in 2022 mainly due to lower cost of sales before gold inventory change and amortisation and depreciation, as well as a higher gold price received.

Guidance

Based on the impending divestment of our 45% shareholding in Asanko in 2024, no guidance will be provided for the equity-accounted investee.

South America region

Chile

Salares Norte

		Dec 2023	Dec 2022	% Variance
Ore mined	000 tonnes	**1,917**	422	354%
Waste (capital)	000 tonnes	**29,421**	33,578	(12)%
Waste (operational)	000 tonnes	**1,590**	935	70%
Total waste mined	000 tonnes	**31,011**	34,513	(10)%
Total tonnes mined	000 tonnes	**32,928**	34,935	(6)%
Grade mined – gold	g/t	**6.77**	5.83	16%
Grade mined – silver	g/t	**44.79**	2.54	1663%
Gold mined	000'oz	**417.3**	79.2	427%
Silver mined	000'oz	**2,761.0**	34.0	8021%
Tonnes milled	000 tonnes	**12**	–	100%
Sustaining capital expenditure	US$m	**117.9**	–	100%
Non-sustaining expenditure	US$m	**280.2**	296.7	(6)%
Total capital expenditure	US$m	**398.1**	296.7	34%
Adjusted free cash flow	US$m	**(437.8)**	(328.5)	33%

At the end of 2023, total project progress for Salares Norte project was 98.0% compared to 86.7% at the end of 2022.

Total construction project progress at the end of December 2023 was 99.3% compared to 85.5% at the end of 2022.

The total tonnes mined decreased by 6% to 32.9Mt in 2023 from 34.9Mt in 2022. Ore mined increased by 354% to 1.9Mt in 2023 from 422kt in 2022.

During 2023 US$438m was spent, comprising US$398m in capital expenditure, US$29m in exploration expenditure, US$2m release of working capital and other costs of US$13m.

The exploration metres drilled for 2023 were 15,006m compared to 18,836m in 2022.

Total capital expenditure increased by 34% to US$398m in 2023 from US$297m in 2022. Sustaining capital expenditure increased by 100% to US$118m in 2023 from nil in 2022, mainly related to the capital waste tonnes mined and other ramp-up capital. The capital waste tonnes mined in 2022 related to pre-stripping activities and was included in the project capital cost.

Project capital cost decreased by 6% to US$280m in 2023 from US$297m in 2022, with the majority of the capital in 2023 relating to the process plant construction activities.

Guidance

The estimate for 2024 is as follows:

- Gold equivalents produced ~250,000oz;
- Gold produced ~ 228,000oz;
- Silver produced ~ 1.9Moz;
- Sustaining capital expenditure ~ US$120m;
- Non-sustaining capital expenditure ~ US$148m;
- Silver price ~ US$23/oz;
- Gold price ~ US$2,050/oz;
- AISC – US$1,090/eq oz – US$1,150/eq oz;
- AIC – US$1,790/eq oz – US$1,850/eq oz;
- AISC – US$995/oz – US$1,055/oz; and
- AIC – US$1,750/oz – US$1,810/oz.

The total project capital cost for Salares Norte has been revised to US$1,180m – US$1,200m mainly due to higher contractor costs, owing to increased contractor rates, additional contractors on site and the four month delay in the delivery of first gold and ramp up.

23

Peru

Cerro Corona

		Dec 2023	Dec 2022	% Variance
Ore mined	000 tonnes	**12,777**	13,801	(7)%
Waste mined	000 tonnes	**12,127**	15,556	(22)%
Total tonnes mined	000 tonnes	**24,904**	29,357	(15)%
Grade mined – gold	g/t	**0.63**	0.67	(6)%
Grade mined – copper	per cent	**0.40**	0.38	5%
Gold mined	000'oz	**260.5**	297.2	(12)%
Copper mined	000 tonnes	**50,933**	52,713	(3)%
Tonnes milled	000 tonnes	**6,485**	6,721	(4)%
Gold recoveries	per cent	**72.5**	70.9	2%
Copper recoveries	per cent	**88.9**	89.2	–%
Yield – Gold	g/t	**0.61**	0.62	(2)%
– Copper	per cent	**0.43**	0.42	2%
– Combined	eq g/t	**1.15**	1.21	(5)%
Gold produced	000'oz	**122.0**	129.3	(6)%
Copper produced	tonnes	**26,739**	26,955	(1)%
Total equivalent gold produced	000' eq oz	**239.2**	260.5	(8)%
Total equivalent gold sold	000' eq oz	**238.2**	260.1	(8)%
AISC	US$/oz	**397**	310	(28)%
AISC	US$/ eq oz	**1,075**	930	(16)%
AIC	US$/oz	**536**	444	(21)%
AIC	US$/ eq oz	**1,146**	998	(15)%
Sustaining capital expenditure	US$m	**31.3**	31.3	–%
Non-sustaining capital expenditure	US$m	**13.1**	14.8	(11)%
Total capital expenditure	US$m	**44.4**	46.0	(3)%
Adjusted free cash flow	US$m	**75.0**	76.2	(2)%

Gold production decreased by 6% to 122,000oz in 2023 from 129,300oz in 2022 due to lower grade ore mined and processed and lower ore tonnes processed. Copper production decreased by 1% to 26,739t in 2023 from 26,955t in 2022 due to lower ore tonnes processed. As a result, equivalent gold production decreased by 8% to 239,200oz in 2023 from 260,500oz in 2022, explained by the lower gold production and lower price factor (13koz).

Total tonnes mined decreased by 15% to 24.9Mt in 2023 from 29.4Mt in 2022, due to a decrease in ore mined of 7% to 12.8Mt in 2023 from 13.8Mt in 2022 and a decrease in the waste mined of 22% to 12.1Mt in 2023 from 15.6Mt in 2022. These results are in line with the 2030 life-of-mine plan.

Tonnes milled decreased by 4% to 6.5Mt in 2023 from 6.7Mt in 2022.

AIC per gold ounce increased by 21% to US$536/oz in 2023 from US$444/oz in 2022, as a result of higher cost of sales before amortisation and depreciation, higher social responsibility costs and lower gold sold, partially offset by lower capital expenditure. All-in cost per equivalent ounce increased by 15% to US$1,146/eq oz in 2023 from US$998/eq oz in 2022 due to the same cost reasons above, combined with lower equivalent ounces sold.

Cost of sales before amortisation and depreciation increased by 3% to US$181m in 2023 from US$175m in 2022.

Cost of sales before gold inventory change and amortisation and depreciation increased by 1% to US$227m in 2023 from US$225m in 2022 despite lower ore mined, mainly due to an increase in operational costs impacted by inflation, such as electricity, fuel, explosives and grinding media as well as additional cost relating to the east wall unloading due to geo-technical constraints.

Gold inventory credit to cost decreased to US$46m in 2023 from US$50m in 2022 due to a lower build-up of low-grade ore stockpiles, in line with the life-of-mine strategy.

Total capital expenditure decreased by 3% to US$44m in 2023 from US$46m in 2022. Sustaining capital expenditure in 2023 remained similar at US$31m. Non-sustaining capital expenditure decreased by 11% to US$13m in 2023 from US$15m in 2022. The decrease is due to lower construction activities during 2023. Construction activities related mainly to the Ana waste storage facility and mine pond collection infrastructure relocation, which are in line with the life-of-mine plan.

Free cash flow decreased by 2% to US$75m in 2023 compared to US$76m in 2022.

Guidance

The estimate for 2024 is as follows:

- Gold equivalents produced ~ 197,000 oz;
- Gold produced ~ 96,900 oz;
- Copper tonnes produced ~ 24,185t;
- Sustaining capital expenditure ~ US$24m;
- Non-sustaining capital expenditure ~ US$8m;
- Copper price ~ US$8,500/t;
- Gold price ~ US$2,050/oz;
- AISC ~ US$1,230/eq oz;
- Total AIC ~ US$1,310/eq oz;
- AISC ~ US$585/oz; and
- Total AIC ~ US$735/oz.

24 Gold Fields Reviewed Results for the year ended 31 December 2023

Corporate announcements Gold Fields sells its 45% shareholding in Asanko On 21 December 2023 Gold Fields announced the divestment of its 45% shareholding in the Asanko gold mine in Ghana to TSX-listed joint venture partner Galiano Gold for a total consideration of US$170m. Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine. The Asanko mine is currently owned 45% each by Gold Fields and Galiano Gold, with Galiano managing the mine. The Government of Ghana holds the remaining 10%. The transaction will be settled by Galiano to Gold Fields through a combination of upfront, deferred and contingent consideration as follows: • US$85m which will be settled with US$65m in cash and US$20m in Galiano shares on completion of the transaction; • US$25m to be paid on 31 December 2025; • US$30m to be paid on 31 December 2026; and • US$30m plus a 1% net smelter royalty to be paid once more than 100koz of gold equivalent is produced from the Nkran deposit. The royalty is capped at a volume of 447koz. Gold Fields currently has a 9.8% shareholding in Galiano and the share purchase agreement limits the shareholding that Gold Fields can raise this to 19.9%. Should the market value of Galiano shares be less than the requisite US$20m, Galiano will make up the difference with an additional cash payment. The transaction, which is expected to be completed during Q1 2024, is subject to a number of conditions, including regulatory approvals. Gold Fields announces 2030 scope 3 emissions reduction target On 27 November 2023 Gold Fields announced a 2030 target to reduce scope 3 carbon emissions by a net 10% from a 2022 baseline. This is in addition to its targets to cut its scope 1 and 2 emissions by a net 30% by 2030 from a 2016 base. Gold Fields arrived at its scope 3 target after spending 18 months working with key suppliers to its mines to establish a baseline of its emissions profile. The baseline study determined that Gold Fields’ total 2022 scope 3 emissions amounted to 980kt CO2e, 36% of its total 2022 emissions of 2,696kt CO2e. The 36% level is an increase from the 25% reported previously and is based on the Greenhouse Gas Protocol and a new methodology by the International Council of Mining & Metals, launched in September this year. Gold Fields will now intensify its engagement with the majority of its suppliers to reassess its decarbonisation progress, status, and targets in 2025. Gold Fields is also committed to Net Zero carbon by 2050 in line with its signature to the Paris Agreement. Gold Fields ranked number 1 in Sunday Times top 100 Companies Gold Fields was ranked first in the Sunday Times Top 100 Companies for 2023. The awards celebrate top-performing companies on the Johannesburg Stock Exchange (JSE), recognising those that have delivered the best shareholder value over the past five years. Based on the criteria used by the Sunday Times, Gold Fields delivered total returns of 668% to shareholders over the five-year period from 1 September 2018 to 31 August 2023, assuming all dividends paid over the period were reinvested. This means an initial investment of R10,000 in Gold Fields shares five years ago, would have grown to R76,827 today – an annual compound return of over 50%. Gold Fields appoints Mike Fraser as CEO On 9 October the Board of Directors of Gold Fields announced the appointment of Mike Fraser as CEO and Executive Director of the Company with effect from 1 January 2024. Fraser was previously CEO of AIM-listed Chaarat Gold Holdings and before that was President and Chief Operating Officer of South32's key metal businesses. He will take over from Martin Preece, who, to ensure a seamless leadership transition, continued as Interim CEO until 31 December 2023. Preece will remain with the Company thereafter as part of its executive management team with further information to be announced in this regard. Fraser, who is South African and holds a Bachelor of Commerce and an MBA from the University of South Africa, will relocate to Johannesburg from London. Following an early career in industrial services Fraser joined the mining sector in 2001 in BHP's human resources department. He rose through the ranks at BHP to head the Mozal Aluminium Smelter project in Mozambique in 2009 and thereafter was appointed the Group's President Human Resources, based in Melbourne. When BHP created South32 in 2015, Fraser became President and Chief Operating Officer of its global aluminium, nickel and South African manganese and energy coal businesses, a position he held until his appointment as CEO of Chaarat Gold in early 2022. Gold Fields agrees on Australian sustainability-linked loan On 4 October Gold Fields announced a new sustainability-linked loan backed by a syndicate of 10 Australian and international banks. Under the facility agreement, Gold Fields will receive a margin adjustment based on its performance against sustainability-linked key performance indicators relating to increasing female representation in its global workforce, reducing carbon emissions and utilising more recycled water. The five-year A$500m syndicated credit facility, with a A$100m accordion option at the discretion of the lenders, is one of the first sustainability- linked loan transactions in the Australian mining industry and the first for a gold mining company in the country. The sustainability-linked indicators are the same as those being used by Gold Fields in its five-year US$1.2bn RCF announced in May this year. They are also aligned to the Company’s strategy and its 2030 ESG targets, which prioritise gender diversity, decarbonisation and water stewardship. Commonwealth Bank of Australia acted as the sole Sustainability Coordinator, Mandated Lead Arranger and Bookrunner, and Facility Agent for the deal. 25

Management response to a suspected reportable irregularity (first report by the independent auditors to the IRBA) The Board of Directors have, in consultation with Management, considered the suspected Reportable Irregularity issued by the independent auditors. The time period for management and the Board of Directors to make written representations to the auditors in respect of the suspected Reportable Irregularity expires on 14 March 2024. The Board of Directors and Management have sought legal advice from a large independent law firm and Senior Counsel and will make written representations to the auditors: • In the first instance, as to why the matter does not constitute a Reportable Irregularity at all; alternatively; • that the suspected Reportable Irregularity is no longer ongoing, and that sufficient steps have been taken to prevent or recover any loss as a result thereof, if relevant. To ensure the users of the financial statements have an appropriate understanding of the matter at hand, and to prevent any potential misinterpretation stemming from the suspected Reportable Irregularity first report by the independent auditors, the Board of Directors and Management have included commentary on the matter below. The independent auditors have formed a “reasonable belief” that a Reportable Irregularity exists in accordance with part (c) of the definition of Reportable Irregularity in Section 1, read with Section 45 of the Auditing Profession Act 26 of 2005 (“APA”).” The particulars upon which the independent auditor’s reasonable belief is based relate to the receipt of anonymous whistleblower complaints against a Prescribed Officer of the Company located in one of our offshore operating regions (“the PO”) regarding certain alleged conduct of the PO at an offshore subsidiary of the Company (“the Subsidiary”) and the factual findings of an investigation conducted by the Company’s internal audit function and a disciplinary inquiry by an independent external law firm, which confirm that the PO breached certain fiduciary duties. The Subsidiary has immediately sought to address the matter through appropriate remedial actions. While the Board and Management recognise the PO’s breaches of fiduciary duties, it holds the view that the breaches are not material to the financial statements taken as a whole. Moreover, the Board has considered the following matters: • Quantitatively, any loss amounts involved are insignificant to the financial statements as a whole (less than US$15,000). • The nature of the breaches of fiduciary duty do not materially impact the Company’s financial reporting processes, or its financial statements. • The impact of the breaches of the fiduciary duties is limited to the specific instances of breach and has no impact upon third parties in any way. • The governance structures of the Company ensured that the breaches were identified promptly, demonstrating that the Company has governance structures which are effective and responsive to breaches of this nature. • In response to the identified breaches of fiduciary duties, management responded promptly, demonstrating their commitment and ability to address such misconduct. • The breaches of fiduciary duties are not ongoing as remedial efforts relating to the PO’s continuing employment with the Subsidiary are in the process of being undertaken by Management. • The breaches of fiduciary duties do not require regulators of the Company to be notified. • The lapses of judgment by an individual are not indicative of a structural failure in governance, rather the Company’s governance structures identified, acted, addressed and disciplined the individual concerned. Management has obtained legal advice, including an opinion from Senior Counsel, to assist them in preparing a response to this matter which will enable them to work closely with the independent auditors to ensure an appropriate conclusion is reached. The independent auditors are required to file their second report by 14 March 2024. Cash dividend In line with the Company’s dividend policy, the Board has approved and declared a final dividend number 99 of 420 SA cents per ordinary share (gross) in respect of the year ended 31 December 2023. The final dividend will be subject to the dividend withholding tax of 20% (twenty per cent). In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: • The dividend has been declared out of income reserves; • The gross local dividend amount is 420 SA cents per ordinary share for shareholders exempt from dividends tax; • The dividend withholding tax of 20% (twenty per cent) will be applicable to this dividend; • The net local dividend amount is 336 SA cents per ordinary share for shareholders liable to pay the dividends tax; • Gold Fields currently has 893,540,813 ordinary shares in issue; and • Gold Fields’ income tax number is 9160035607. Shareholders are advised of the following dates in respect of the final dividend: • Final dividend number 99: 420 SA cents per share; • Declaration date: Thursday, 22 February 2024 • Last date to trade cum-dividend: Tuesday, 12 March 2024; • Sterling and US Dollar conversion date: Wednesday, 13 March 2024; • Shares commence trading ex-dividend: Wednesday, 13 March 2024; • Record date: Friday, 15 March 2024; and • Payment of dividend: Monday, 18 March 2024. Share certificates may not be dematerialised or rematerialised between  Wednesday, 13 March 2024 and Friday, 15 March 2024, both dates inclusive. 26 Gold Fields Reviewed Results for the year ended 31 December 2023

Basis of preparation The condensed consolidated financial statements as set out on pages 27 to 50 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for condensed financial statements and the requirements of the Companies Act of South Africa 71 of 2008. The Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of IFRS® Accounting Standards and Financial Pronouncements as issued by the Financial Reporting Standards Council and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS Accounting Standards. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months. The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous annual financial statements. Pro forma financial information The condensed consolidated financial statements contain certain non- IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. The key non-IFRS measures used and defined in the media release include: • Normalised earnings is defined as normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments, non-recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect; • Normalised profit per share attributable to owners of the parent; • Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents; • Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents; • Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares;1 • Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations; • Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants; • Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations; • Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and • AISC and total AIC are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry. 1 For 2022, adjusted free cash flow also excludes all cash flows related to the Yamana break fee. Mineral resources and mineral reserves Refer to statement by Mike Fraser, CEO. Auditor’s review The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2023 have been reviewed by the Company’s auditor, PricewaterhouseCoopers Inc. The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 66 of the media release for a copy of the auditor’s report. The pro forma financial information has been reported on by the Group’s auditor, being PricewaterhouseCoopers Inc. Their unqualified auditor’s report thereon is available on page 67 of this report. Silicosis and tuberculosis class action settlement The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) (the Founders) and claimant attorneys in the silicosis and tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers of those six companies across southern Africa with silicosis or work- related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement and Tshiamiso Trust Deed (collectively, the settlement agreement). As of 16 January 2024, 15,277 claimants have received benefits from the Tshiamiso Trust in the aggregate amount of R1,288 billion. Financial provision Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the settlement agreement. Gold Fields’ share of the estimated cost of the class action settlement has decreased year-on-year. As at 31 December 2023, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$5.1m (R93.8m) (31  December 2022: US$10.5m (R178.9m)). The nominal value of this provision is US$7.2m (R131.6m) (31 December 2022: US$14.4m (R244.7m)) Compared to previous years, we now have more reasonably developed and reliable claims data available from the Trust, which can be used to support the actuarial model methods and assumptions. The main reasons for the significant decrease in Gold Fields’ share of the estimated cost are: • a decrease in the estimated take-up rate: based on the Trust’s claims data, longer-term estimates indicate that lodgements and eligibility rates will continue to decrease, which will result in the estimated take- up rate (i.e. the proportion of all eligible claimants that will claim and be paid) being decreased from 70% to a more reasonable estimated take-up rate of 66%; • change in actuarial method and assumptions based on the more reasonably developed and reliable claims data (particularly in relation to paid claims) available from the Trust; • a decrease in Gold Fields’s share of the total estimated cost of the class action settlement from 6.1% in 2022 to 5.1% in 2023; and • the contributions paid by Gold Fields to the Trust of R19.5m (Benefit and Administration contributions) which is a settlement of the previous year's value. The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. 27

R2.5 billion RCFs In April 2023, Gold Fields entered into four bilateral RCFs with South African banks for a total of R2.5bn. The final maturity date of all the facilities is five years from the effective date. Gold Fields first sustainability-linked RCF In June 2023, Gold Fields refinanced its US$1,200m 2019 RCF. For the first time, the new facility is linked to the achievement of three of Gold Fields’ key ESG priorities: gender diversity, decarbonisation and water stewardship. Key terms of the new facility are: • A principal loan amount of US$1,200m, with an option to increase the facility by up to US$400m at the discretion of the lenders. • Maturity of five years, with an option to extend the tenor through two one-year extensions. • A competitive margin, subject to rating margin adjustments and sustainability margin adjustments. During October 2023, the facility was amended to include Windfall Holdings as a borrower that may borrow up to C$800m. As a result, the facility became a multi-currency (US$ and C$) facility from this date. A$500m syndicated credit facility In October 2023, Gold Fields refinanced its 2020 A$500m syndicated credit facility. The new five-year A$500m syndicated credit facility, with a A$100m accordion option at the discretion of the lenders, is one of the first sustainability-linked loan transactions in the Australian mining industry and the first for a gold mining company in the country. The sustainability-linked indicators are the same as those being used by Gold Fields in the five-year US$1.2bn RCF as described above. Segment reporting The net profit/(loss) for continuing and discontinued operations per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows: Year ended 2023 US$’m Net profit 726.3 – Operating segments 868.0 – Corporate and projects (141.7)1 1 Comprises mainly impairment and share of results of equity-accounted investees, non-mine interest and other costs. Year ended 2022 US$’m Net profit 721.7 – Operating segments 728.5 – Corporate and projects (6.8)1 1 Comprises mainly non-mine interest and other costs. Mike Fraser Chief Executive Officer 22 February 2024 28 Gold Fields Reviewed Results for the year ended 31 December 2023

The financial statements are presented on a condensed consolidated basis.

Income statement

Figures in millions unless otherwise stated	Notes	United States Dollar Year ended Dec 2023 (Reviewed)	Dec 2022 (Audited)
CONTINUING OPERATIONS			
Revenue	1	**4,500.7**	4,286.7
Cost of sales	2	**(2,747.0)**	(2,607.7)
Cost of sales before amortisation and depreciation		**(1,951.7)**	(1,763.4)
Cost of sales before gold inventory change and amortisation and depreciation		**(2,042.4)**	(1,931.5)
Gold inventory change		**90.7**	168.1
Amortisation and depreciation		**(795.3)**	(844.3)
Investment income	3	**24.9**	13.3
Finance expense	4	**(62.9)**	(72.5)
Equity-accounted (loss)/income, after taxation	5	**(32.6)**	(2.9)
(Loss)/gain on foreign exchange		**(5.6)**	6.7
Gain on financial instruments	6	**–**	24.0
Share-based payments	7	**(9.1)**	(6.9)
Long-term incentive plan	8	**(55.8)**	(29.0)
Other costs, net		**(44.5)**	(24.4)
Exploration expenses	10	**(76.2)**	(81.0)
Profit before royalties, taxation and non-recurring items		**1,491.9**	1,506.3
Non-recurring items		**(165.2)**	(245.1)
Profit before royalties and taxation	9	**1,326.7**	1,261.2
Royalties	11	**(116.4)**	(110.4)
Profit before taxation		**1,210.3**	1,150.8
Mining and income taxation	12	**(465.1)**	(442.1)
Normal taxation		**(458.3)**	(475.1)
Deferred taxation		**(6.8)**	33.0
Profit from continuing operations		**745.2**	708.7
DISCONTINUED OPERATION			
(Loss)/profit from discontinued operation	13	**(18.9)**	13.0
Profit for the year		**726.3**	721.7
Profit/(loss) attributable to:			
Owners of the parent – continuing operations		**722.2**	698.0
Owners of the parent – discontinued operation		**(18.9)**	13.0
Non-controlling interest – continuing operations		**23.0**	10.7
Profit attributable to owners of the parent	14.1	**703.3**	711.0
Profit attributable to owners of the parent – continuing operations	14.2	**722.2**	698.0
(Loss)/profit attributable to owners of the parent – discontinued operation	14.3	**(18.9)**	13.0
Diluted profit attributable to owners of the parent	14.4	**692.2**	701.3
Diluted profit attributable to owners of the parent – continuing operations	14.5	**711.1**	688.3
Diluted (loss)/profit attributable to owners of the parent – discontinued operation	14.6	**(18.9)**	13.0
Profit per share (cents) attributable to owners of the parent	14.1	**79**	80
Profit per share (cents) attributable to owners of the parent – continuing operations	14.2	**81**	79
(Loss)/profit per share (cents) attributable to owners of the parent – discontinued operation	14.3	**(2)**	1
Diluted profit per share (cents) attributable to owners of the parent	14.4	**77**	78
Diluted profit per share (cents) attributable to owners of the parent – continuing operations	14.5	**79**	77
Diluted (loss)/profit per share (cents) attributable to owners of the parent – discontinued operation	14.6	**(2)**	1
Non-IFRS measures and other disclosures			
Non-recurring items:			
Profit on disposal of assets		**32.4**	10.4
Restructuring costs		**(7.8)**	(11.3)
Yamana break fee, net of costs		**–**	267.0
Yamana break fee		**–**	300.0
Yamana related costs		**–**	(33.0)
Silicosis provision adjusted		**4.1**	2.2
Ghana expected credit loss		**(33.2)**	(17.5)
Impairment of FSE	15	**–**	(113.6)
Impairment of investments and assets	15	**(156.4)**	(391.4)
Other		**(4.3)**	9.1
Total non-recurring items		**(165.2)**	(245.1)
Taxation on items above		**38.9**	57.5
Non-recurring items after tax		**(126.3)**	(187.6)

29

Figures in millions unless otherwise stated	Notes	United States Dollar Year ended Dec 2023 (Reviewed)	Dec 2022 (Audited)
Non-IFRS measures and other disclosures (continued)			
Headline earnings attributable to owners of the parent	14.7	**837.3**	1,061.0
Headline earnings attributable to owners of the parent – continuing operations	14.8	**809.3**	1,048.0
Headline earnings attributable to owners of the parent – discontinued operation	14.9	**28.0**	13.0
Diluted headline earnings attributable to owners of the parent	14.10	**826.2**	1,051.3
Diluted headline earnings attributable to owners of the parent – continuing operations	14.11	**798.2**	1,038.3
Diluted headline earnings attributable to owners of the parent – discontinued operation	14.12	**28.0**	13.0
Headline earnings per share (cents) attributable to owners of the parent	14.7	**94**	119
Headline earnings per share (cents) attributable to owners of the parent – continuing operations	14.8	**91**	118
Headline earnings per share (cents) attributable to owners of the parent – discontinued operation	14.9	**3**	1
Diluted headline earnings per share (cents) attributable to owners of the parent	14.10	**92**	118
Diluted headline earnings per share (cents) attributable to owners of the parent – continuing operations	14.11	**89**	117
Diluted headline earnings per share (cents) attributable to owners of the parent – discontinued operation	14.12	**3**	1
Normalised profit attributable to owners of the parent		**899.9**	860.1
Normalised profit attributable to owners of the parent – continuing operations		**871.9**	847.1
Normalised profit attributable to owners of the parent – discontinued operation		**28.0**	13.0
Normalised profit per share (cents) attributable to owners of the parent		**101**	97
Normalised profit per share (cents) attributable to owners of the parent – continuing operations		**98**	96
Normalised profit per share (cents) attributable to owners of the parent – discontinued operation		**3**	1
US Dollar/South African Rand conversion rate		**18.45**	16.37
Australian Dollar/US Dollar conversion rate		**0.66**	0.69

Figures may not add as they are rounded independently.

The condensed consolidated financial statements for the year ended 31 December 2023 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

30 | Gold Fields Reviewed Results for the year ended 31 December 2023

Statement of comprehensive income United States Dollar Year ended Figures in millions unless otherwise stated Dec 2023 (Reviewed) Dec 2022 (Audited) Profit for the year 726.3 721.7 Other comprehensive income, net of tax (77.1) (185.3) Equity investments from continuing operations at FVOCI – net change in fair value* (1.2) (17.1) Equity investments from discontinued operation at FVOCI – net change in fair value* 39.4 (34.2) Taxation on above item* (0.3) 0.1 Foreign currency translation adjustments# (115.0) (134.1) Total comprehensive income for the year 649.2 536.4 Attributable to: – Owners of the parent 628.0 527.3 – Non-controlling interest 21.2 9.1 649.2 536.4 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. 31

Statement of financial position

Figures in millions unless otherwise stated	Notes	United States Dollar Dec 2023 (Reviewed)	Dec 2022 (Audited)
Non-current assets		**6,338.6**	5,535.7
Property, plant and equipment		**5,074.4**	4,815.7
Other non-current assets[2]		**437.2**	304.1
Equity-accounted investees	16	**548.6**	84.9
Investments		**106.2**	112.1
Loan advanced – contractors		**—**	23.4
Deferred taxation		**172.2**	195.5
Current assets		**1,734.4**	1,802.4
Other current assets[2]		**1,085.7**	1,033.0
Cash and cash equivalents[1]		**648.7**	769.4
Assets held for sale	17	**153.3**	—
Total assets		**8,226.3**	7,338.1
Total equity		**4,619.8**	4,339.5
Non-current liabilities		**2,100.7**	2,213.2
Deferred taxation		**389.3**	399.8
Borrowings	19	**653.4**	1,079.3
Environmental rehabilitation provisions		**406.1**	370.5
Lease liabilities		**359.7**	330.1
Long-term employee benefits		**40.5**	22.4
Windfall Project – contingent and exploration consideration	16	**245.4**	—
Other long-term provisions		**6.3**	11.1
Current liabilities		**1,505.8**	785.4
Other current liabilities		**807.6**	690.7
Current portion of borrowings		**583.1**	—
Current portion of employee benefits		**38.4**	30.6
Current portion of lease liabilities		**76.7**	64.1
Total equity and liabilities		**8,226.3**	7,338.1
Non-IFRS measures and other disclosures			
Net debt		**1,024.2**	704.1
Net debt (excluding lease liabilities)		**587.8**	309.9
US Dollar/South African Rand conversion rate		**18.30**	17.02
Australian Dollar/US Dollar conversion rate		**0.68**	0.68

[1] Cash and cash equivalents include secured cash deposits of US$59.6m (2022: US$28.2m) and US$20.0m (2022: US$10.0m) for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are pro-active and not legally required by local legislation.

[2] Included in other non-current assets at 31 December 2023 is the Yamana break fee tax receivable of US$75.7m reclassified from other current assets in 2022.

32 | Gold Fields Reviewed Results for the year ended 31 December 2023

Statement of changes in equity

	United States Dollar				
	Year ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2022 (Audited)	**3,871.5**	**(2,293.1)**	**2,629.2**	**131.9**	**4,339.5**
Total comprehensive income	—	(75.3)	703.3	21.2	**649.2**
Profit for the year from continuing operations	—	—	722.2	23.0	**745.2**
Loss for the year from discontinued operation	—	—	(18.9)	—	**(18.9)**
Other comprehensive income from continuing operations	—	(114.7)	—	(1.8)	**(116.5)**
Other comprehensive income from discontinued operation	—	39.4	—	—	**39.4**
Dividends declared	—	—	(368.6)	(9.4)	**(378.0)**
Share-based payments	—	9.1	—	—	**9.1**
Balance at 31 December 2023 (Reviewed)	**3,871.5**	**(2,359.3)**	**2,963.9**	**143.7**	**4,619.8**

[1] Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.

	United States Dollar				
	Year ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2021 (Audited)	**3,871.5**	**(2,116.3)**	**2,222.6**	**152.3**	**4,130.1**
Total comprehensive income	—	(183.7)	711.0	9.1	**536.4**
Profit for the year from continuing operations	—	—	698.0	10.7	**708.7**
Profit for the year from discontinued operation	—	—	13.0	—	**13.0**
Other comprehensive income from continuing operations	—	(149.5)	—	(1.6)	**(149.5)**
Other comprehensive income from discontinued operation	—	(34.2)	—	—	**(34.2)**
Dividends declared	—	—	(304.4)	(29.5)	**(333.9)**
Share-based payments	—	6.9	—	—	**6.9**
Balance at 31 December 2022 (Audited)	**3,871.5**	**(2,293.1)**	**2,629.2**	**131.9**	**4,339.5**

[1] Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.

33

Statement of cash flows

Figures in millions unless otherwise stated	Notes	United States Dollar Year ended Dec 2023 (Reviewed)	 Dec 2022 (Audited)
Cash flows from operating activities		1,574.9	1,713.9
Profit before royalties and taxation[1]		1,326.7	1,261.2
Amortisation and depreciation		795.3	844.3
Silicosis payment		(1.3)	(0.7)
Payment of long-term employee benefits		(32.0)	(32.4)
Other non-cash items[2]		221.2	500.6
South Deep BEE dividend		(0.7)	(0.9)
Change in working capital	18	(199.1)	(134.2)
Royalties and taxation paid		(535.2)	(724.0)
Dividends paid		(382.1)	(334.7)
Owners of the parent		(368.6)	(304.4)
Non-controlling interest holders		(13.5)	(30.3)
Cash flows from investing activities		(1,369.7)	(1,072.2)
Capital expenditure – additions		(1,054.7)	(1,069.3)
Capital expenditure – working capital		35.5	26.3
Proceeds on disposal of property, plant and equipment		2.0	2.0
Purchase of investments		(30.6)	(21.6)
Purchase of equity-accounted investee – Windfall Project	16	(247.1)	—
Windfall Project capital contributions	16	(69.1)	—
Proceeds on disposal of investments		5.0	1.5
Contributions to environmental trust funds		(10.7)	(11.1)
Cash flows from financing activities		82.4	(56.9)
Loans received		804.8	206.5
Loans repaid		(650.9)	(197.9)
Payment of lease liabilities		(71.5)	(65.5)
Net cash (utilised)/generated		(94.5)	250.1
Translation adjustment		(26.2)	(5.4)
Cash and cash equivalent at beginning of the year		769.4	524.7
Cash and cash equivalent at end of the year		648.7	769.4
Non-IFRS measures and other disclosures			
Adjusted free cash flow[3]		367.3	431.3

1 Profit before royalties and taxation in 2022 includes Yamana break fee, net of costs amounting to US$267.0m.

2 Other non-cash items in 2023 comprise mainly impairment of FSE of US$nil (2022: US$113.6m), impairment of investments and assets of US$156.4m (2022: US$391.4m), long-term incentive plan expense of US$55.8m (2022: US$29.0m), share-based payments of US$9.1m (2022: US$6.9m), Ghana expected credit loss of US$33.2m (2022: US$17.5m), share of results of equity-accounted investees of US$32.6m (2022: US$2.9m) and net realisable value adjustment to stockpiles at Damang of US$33.8m (2022: US$nil), partially offset by borrowing costs capitalised of US$64.9m (2022: US$37.9m), and profit on disposal of assets of US$32.4m (2022: US$10.4m).

3 For 2022, adjusted free cash flow excludes all cash flows related to the Yamana break fee.

34 | Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements

Figures in millions unless otherwise stated	United States Dollar Year ended Dec 2023 (Reviewed)	United States Dollar Year ended Dec 2022 (Audited)
1. Revenue		
Revenue from contracts with customers	**4,500.7**	4,286.7
– Gold[1]	**4,293.1**	4,085.1
– Copper[2]	**207.6**	201.6
Disclosure of disaggregated revenue from contracts with customers		
The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.		
The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segmental operating and financial results (pages 49 and 50)		
2. Cost of sales		
Salaries and wages	**(399.7)**	(397.4)
Consumable stores	**(400.8)**	(397.4)
Utilities	**(150.0)**	(141.5)
Mine contractors	**(715.9)**	(658.0)
Other	**(376.0)**	(337.2)
Cost of sales before gold inventory change and amortisation and depreciation	**(2,042.4)**	(1,931.5)
Gold inventory change[3]	**90.7**	168.1
Cost of sales before amortisation and depreciation	**(1,951.7)**	(1,763.4)
Amortisation and depreciation	**(795.3)**	(844.3)
Total cost of sales	**(2,747.0)**	(2,607.7)
3. Investment income		
Dividends received	**0.3**	0.1
Interest received – environmental trust funds	**1.2**	1.1
Interest received – cash balances	**23.4**	12.1
Total investment income	**24.9**	13.3
4. Finance expense		
Interest expense – borrowings	**(82.4)**	(75.1)
Interest expense – lease liability	**(22.7)**	(22.5)
Interest expense – environmental rehabilitation	**(21.8)**	(11.8)
Unwinding of discount rate on silicosis settlement costs	**(0.9)**	(1.0)
Borrowing costs capitalised[4]	**64.9**	37.9
Total finance expense	**(62.9)**	(72.5)
5. Share of results of equity-accounted investees, after taxation		
Far Southeast Gold Resources Incorporated ("FSE")	**(1.3)**	(1.0)
Windfall Project[4]	**(28.4)**	—
Lunnon Metals Ltd	**(2.9)**	(1.9)
Share of results of equity-accounted investees, after taxation	**(32.6)**	(2.9)

[1] All regions.
[2] Only Peru region (Cerro Corona).
[3] Included in the gold inventory change for 2023 is a net realisable value adjustment to stockpiles of US$33.8m (2022: US$nil) at Damang.
[4] General borrowing costs of US$64.9m (2022: US$37.9m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project. An average interest capitalisation rate of 6.6% (2022: 6.4%) was applied.
[5] Gold Fields share of the Windfall Project's equity-accounted income relates mainly to exploration expenditure.

35

Notes to the condensed consolidated financial statements continued United States Dollar Year ended Figures in millions unless otherwise stated Dec 2023 (Reviewed) Dec 2022 (Audited) 6. Gain on financial instruments Unrealised gain and prior year mark-to-market reversals on derivative contracts — 1.8 Realised gain on derivative contracts — 22.2 Total gain on financial instruments — 24.0 Hedging/derivatives The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows: • to protect cash flows at times of significant expenditure; • for specific debt servicing requirements; and • to safeguard the viability of higher cost operations. Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows. Derivative instruments* There were no hedging positions for the Group as at 31 December 2023. • Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement. 36 Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Year ended	
	Figures in millions unless otherwise stated	Dec 2023 (Reviewed)	Dec 2022 (Audited)
7.	**Share-based payments**		
	Share-based payment expense[1]	**(9.1)**	(6.9)
	Total included in profit or loss for the period	**(9.1)**	(6.9)
8.	**Long-term incentive plan**		
	Long-term incentive plan expense[2]	**(55.8)**	(29.0)
	Total included in profit or loss for the period	**(55.8)**	(29.0)
9.	**Included in profit before royalties and taxation are the following**		
	Social contributions and sponsorships[3]	**(19.4)**	(18.5)
	Offshore structure costs[3]	**(18.6)**	(14.7)
	Yamana break fee, net of costs[4]	**—**	267.0
10.	**Exploration expense**		
	Australia	**(33.4)**	(33.6)
	Ghana	**(9.0)**	(12.1)
	Chile	**(29.3)**	(32.3)
	Peru	**(3.9)**	(2.8)
	Other	**(0.6)**	(0.2)
	Total exploration expense	**(76.2)**	(81.0)
11.	**Royalties**		
	Australia	**(51.7)**	(46.8)
	South Africa	**(3.1)**	(2.9)
	Ghana	**(54.6)**	(54.8)
	Peru	**(7.0)**	(5.9)
	Total royalties	**(116.4)**	(110.4)
	Royalty rates		
	South Africa (effective rate)[5]	**0.5%**	0.5%
	Australia[6]	**2.5%**	2.5%
	Ghana[7]	**4.1%**	4.1%
	Peru[8]	**4.1%**	4.2%

[1] The Group granted equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the years ended 31 December 2023 and 2022, the Gold Fields Limited 2012 Share Plan as amended in 2016 was in place. At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the long-term incentive scheme ("LTIP"). The plan provides for four types of participation, namely Performance Shares ("PS"), Retention Shares ("RS"), Restricted Shares ("RSS") and Matching Shares ("MS"). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company's shareholders.

[2] Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made. The higher charge in 2023 was mainly due to the improved vesting percentages on the absolute and relative Gold Fields share price performance.

[3] Included under "Other costs, net" in the consolidated income statement.

[4] The US$267.0m income for the year ended 31 December 2022 related to the Yamana break fee, net of costs. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement, Yamana was required to pay Gold Fields a termination fee of US$300.0m. The fee has been partially offset by transaction costs of US$33.0m.

[5] The Mineral and Petroleum Resource Royalty Act 2008 ("Royalty Act") was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes ("EBIT") by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2023 was 0.5% of mining revenue (2022: 0.5%) equalling the minimum charge per the formula.

[6] The Australian operations are subject to a 2.5% (2022: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

[7] Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement ("DA") with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price			
Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	**3.0%**
US$1,300.00	–	US$1,449.99	**3.5%**
US$1,450.00	–	US$2,299.99	**4.1%**
US$2,300.00	–	Unlimited	**5.0%**

[8] The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

37

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollar Year ended Dec 2023 (Reviewed)	Dec 2022 (Audited)
12. Mining and income taxation		
The components of mining and income tax are the following:		
South African taxation		
– company and capital gains taxation	**(6.0)**	(65.3)
– prior year adjustment – current taxation	**4.8**	—
– deferred taxation	**(84.6)**	(78.5)
Foreign taxation		
– current taxation	**(445.8)**	(390.8)
– prior year adjustment – current taxation[1]	**—**	(5.9)
– deferred taxation	**77.8**	111.5
Dividend withholding tax	**(11.3)**	(13.1)
Total mining and income taxation	**(465.1)**	(442.1)
South Africa – current tax rates		
Mining tax[2]	**Y=33-165/X**	Y=34-170/X
Non-mining tax[3]	**27.0%**	28.0%
Company tax rate	**27.0%**	28.0%
International operations – current tax rates		
Australia	**30.0%**	30.0%
Ghana	**32.5%**	32.5%
Peru	**29.5%**	29.5%

[1] The US$5.9m in 2022 comprised US$19.2m additional transfer pricing charges at Tarkwa and Damang, partially offset by a refund of US$13.3m relating to hedges at Peru.

[2] South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023 and this amendment was effective for the year ended 31 December 2023. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at 31 December 2022, amounting to a charge of R76.2m (US$4.6m) through profit or loss in 2022.

In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[3] Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate was reduced from 28% to 27% for tax years ending on after 31 March 2023 and was effective for the year ended 31 December 2023.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.

38 | Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollar 2023	United States Dollar 2022
13. Discontinued operation		
Asanko Gold	**(18.9)**	13.0
– Asanko Gold – earnings	**28.0**	13.0
– Asanko Gold – impairment[1]	**(46.9)**	—
(Loss)/profit from discontinued operation	**(18.9)**	13.0

[1] As a result the sale transaction discussed below, the investment in Asanko has been classified as an asset held for sale and the investment is required to be measured at the lower of carrying value or fair value less costs to sell. Management determined the fair value less costs to sell based on the consideration to be received per the sale agreement. The assumptions used in the determination of the fair values of the deferred and contingent considerations are as follows:
- The share consideration was calculated as 28.5 million Galiano shares at a share price of US$0.92 at 31 December 2023;
- US$25 million and US$30 million deferred consideration discounted using a rate of 7.9%; and
- US$30 million contingent consideration discounted using a rate of 15.1%.

The fair value has been allocated first to the Asanko redeemable preference shares based on the fair value of the preference shares using the expected redemption period. The residual amount after deducting the fair value of the preference shares from the total fair value of the consideration was allocated to the Asanko Gold equity-accounted investee, which resulted in an impairment of US$46.9m (2022: US$nil) for the year ended 31 December 2023.

On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold (both the preference shares and equity-accounted investee) to the joint venture partner Galiano Gold for a total consideration of US$170m. Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine. The transaction, which is expected to be completed during Q1 2024, is subject to a number of conditions, including regulatory approvals.

The Asanko mine is currently owned 45% each by Gold Fields and Galiano Gold, with Galiano managing the mine. The Government of Ghana holds the remaining 10%.

The transaction will be settled by Galiano to Gold Fields through a combination of upfront, deferred and contingent consideration as follows:
- US$85m which will be settled with US$65m in cash and US$20m in Galiano shares on completion of the transaction;
- US$25m to be paid on 31 December 2025;
- US$30m to be paid on 31 December 2026; and
- US$30m plus a 1% net smelter royalty to be paid once more than 100,000 ounces of gold is produced from the Nkran deposit. The royalty is capped at a volume of 447,000 ounces of gold production from the deposit.

Gold Fields currently has a 9.8% shareholding in Galiano and the share purchase agreement limits the shareholding that Gold Fields can raise this to 19.9%. Should the market value of Galiano shares be less than the requisite US$20m, Galiano will make up the difference with an additional cash payment.

The share of results of equity investee of Asanko Gold have been presented as a discontinued operation in the consolidated financial statements and the comparative income statement have been presented as if Asanko Gold had been discontinued from the start of the comparative years. Refer note 17 for further details.

39

Notes to the condensed consolidated financial statements continued

		United States Dollar Year ended	
Figures in millions unless otherwise stated		**Dec 2023 (Reviewed)**	Dec 2022 (Audited)
14.	**Earnings per share**		
14.1	**Basic earnings per share – cents**	**79**	80
	Basic earnings per share is calculated by dividing the profit attributable to owners of the parent from continuing operations of US$703.3m (2022: US$711.0m) by the weighted average number of ordinary shares in issue during the period of 893,318,864 (2022: 890,968,721).		
14.2	**Basic earnings per share from continuing operations – cents**	**81**	79
	Basic earnings per share from continuing operations is calculated by dividing the profit attributable to owners of the parent from continuing operations of US$722.2m (2022: US$698.0m) by the weighted average number of ordinary shares in issue during the period of 893,318,864 (2022: 890,968,721).		
14.3	**Basic (loss)/earnings per share from discontinued operation – cents**	**(2)**	1
	Basic (loss)/earnings per share from discontinued operation is calculated by dividing the loss attributable to owners of the parent from discontinued operation of US$18.9m (2022: earnings of US$13.0m) by the weighted average number of ordinary shares in issue during the period of 893,318,864 (2022: 890,968,721).		
14.4	**Diluted earnings per share – cents**	**77**	78
	Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$692.2m (2022: US$701.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,037,887 (2022: 893,916,246).		
	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
	Profit attributable to owners of the parent	**703.3**	711.0
	South Deep minority interest at 10%	**(11.1)**	(9.7)
	Diluted profit attributable to owners of the parent	**692.2**	701.3
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
	Weighted average number of ordinary shares	**893,318,864**	890,968,721
	Share options in issue	**1,719,023**	2,947,525
	Diluted weighted average number of ordinary shares	**895,037,887**	893,916,246
14.5	**Diluted earnings per share from continuing operations – cents**	**79**	77
	Diluted earnings per share from continuing operations is calculated by dividing the diluted profit attributable to owners of the parent from continuing operations of US$711.1m (2022: US$688.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,037,887 (2022: 893,916,246).		
	Net profit attributable to owners of the parent from continuing operations has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent from continuing operations:		
	Profit attributable to owners of the parent from continuing operations	**722.2**	698.0
	South Deep minority interest at 10%	**(11.1)**	(9.7)
	Diluted profit attributable to owners of the parent from continuing operations	**711.1**	688.3
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
	Weighted average number of ordinary shares	**893,318,864**	890,968,721
	Share options in issue	**1,719,023**	2,947,525
	Diluted weighted average number of ordinary shares	**895,037,887**	893,916,246
14.6	**Diluted (loss)/earnings per share from discontinued operation – cents**	**(2)**	1
	Diluted (loss)/earnings per share from discontinued operation is calculated by dividing the diluted loss attributable to owners of the parent from discontinued operation of US$18.9m (2022: earnings of US$13.0m) by the diluted weighted average number of ordinary shares in issue during the period of 895,037,887 (2022: 893,916,246).		

40 Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated		United States Dollar Year ended Dec 2023 (Reviewed)	Dec 2022 (Audited)
14.7	**Headline earnings per share – cents**	**94**	119
	Headline earnings per share is calculated by dividing headline earnings of US$837.3m (2022: US$1,061.0m) by the weighted average number of ordinary shares in issue during the period of 893,318,864 (2022: 890,968,721).		
	Net profit attributable to owners of the parent is reconciled to headline earnings from continuing operations as follows:		
	Long-form headline earnings reconciliation		
	Profit attributable to owners of the parent	**703.3**	711.0
	Profit on disposal of assets, net	**(22.7)**	(7.4)
	Gross	**(32.4)**	(10.4)
	Taxation effect	**9.7**	3.0
	Impairment of investments and assets and other	**156.7**	357.4
	Impairment of investments and assets	**156.4**	505.0
	Asanko Gold – impairment	**46.9**	–
	Taxation effect	**(46.1)**	(125.3)
	Non-controlling interest effect	**(0.5)**	(22.3)
	Headline earnings	**837.3**	1,061.0
14.8	**Headline earnings per share from continuing operations – cents**	**91**	118
	Headline earnings per share from continuing operations is calculated by dividing headline earnings from continuing operations of US$809.3m (2022: US$1,048.0m) by the weighted average number of ordinary shares in issue during the period of 893,318,864 (2022: 890,968,721).		
	Net profit attributable to owners of the parent from continuing operations is reconciled to headline earnings from continuing operations as follows:		
	Long-form headline earnings reconciliation		
	Profit attributable to owners of the parent from continuing operations	**722.2**	698.0
	Profit on disposal of assets, net	**(22.7)**	(7.4)
	Gross	**(32.4)**	(10.4)
	Taxation effect	**9.7**	3.0
	Impairment of investments and assets and other	**109.8**	357.4
	Impairment of investments and assets	**156.4**	505.0
	Taxation effect	**(46.1)**	(125.3)
	Non-controlling interest effect	**(0.5)**	(22.3)
	Headline earnings from continuing operations	**809.3**	1,048.0
14.9	**Headline earnings per share from discontinued operation – cents**	**3**	1
	Headline earnings per share from discontinued operation is calculated by dividing headline earnings from discontinued operation of US$28.0m (2022: US$13.0m) by the weighted average number of ordinary shares in issue during the period of 893,318,864 (2022: 890,968,721).		
	Net (loss)/profit attributable to owners of the parent from discontinued operation is reconciled to headline earnings from discontinued operation as follows:		
	Long-form headline earnings reconciliation		
	(Loss)/profit attributable to owners of the parent from discontinued operation	**(18.9)**	13.0
	Asanko Gold – impairment	**46.9**	–
	Headline earnings from discontinued operation	**28.0**	13.0
14.10	**Diluted headline earnings per share – cents**	**92**	118
	Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$826.2m (2022: US$1,051.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,037,887 (2022: 893,916,246).		
	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
	Headline earnings	**837.3**	1,061.0
	South Deep minority interest at 10%	**(11.1)**	(9.7)
	Diluted headline earnings	**826.2**	1,051.3
14.11	**Diluted headline earnings per share from continuing operations – cents**	**89**	117
	Diluted headline earnings per share from continuing operations is calculated by dividing diluted headline earnings from continuing operations of US$798.2m (2022: US$1,038.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,037,887 (2022: 893,916,246).		
	Headline earnings from continuing operations has been adjusted by the following to arrive at dilutive headline earnings from continuing operations:		
	Headline earnings from continuing operations	**809.3**	1,048.0
	South Deep minority interest at 10%	**(11.1)**	(9.7)
	Diluted headline earnings from continuing operations	**798.2**	1,038.3

41

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollar Year ended Dec 2023 (Reviewed)	United States Dollar Year ended Dec 2022 (Audited)
14. Earnings per share (continued)		
14.12 Diluted headline earnings per share from discontinued operation – cents	**3**	1
Diluted headline earnings per share from discontinued operation is calculated by dividing diluted headline earnings from discontinued operation of US$28.0m (2022: US$13.0m) by the diluted weighted average number of ordinary shares in issue during the period of 895,037,887 (2022: 893,916,246).		
15. Impairment of investments and assets		
Investments	**–**	(113.6)
Equity-accounted investees		
– Far Southeast Gold Resources Incorporated ("FSE")[1]	**–**	(113.6)
Property, plant and equipment	**(156.4)**	(391.4)
Peru cash-generating unit[2]	**(156.2)**	(63.1)
Tarkwa cash-generating unit[3]	**–**	(325.2)
Impairment of property, plant and equipment – other[4]	**(0.2)**	(3.1)
Impairment of investments and assets	**(156.4)**	(505.0)

[1] During 2022, management was actively engaged in the process of disposing of FSE. The disposal process proved unsuccessful and no offers were received. Management's assessment was that it was unlikely the investment could be sold for any value and wrote off the investment by US$113.6m to a carrying value of US$nil in 2022 (level 3 of the fair value hierarchy).

[2] For the year ended 31 December 2023, the Group recognised an impairment of US$156.2m (2022: US$63.1m) in respect of the Peru CGU. The recoverable amount was based on its FVLCOD calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment in 2023 is mainly due to the increased costs and capital expenditure as a result of a change in the life-of-mine plan to accommodate the unloading of the east wall and continued cost pressures, as well as the derecognition of the resource as a result of the life-of-mine sterilising the resource through the deposition of in-pit tailings from 2026 onwards. (2022: due to an increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk-free rate as well as inflationary cost pressures experienced). The recoverable amount at 31 December 2023 is US$418.8m using the following assumptions based on the 2023 life-of-mine plan:

- Gold price:
  - 2024 – US$1,910 per ounce;
  - 2025 – US$1,875 per ounce;
  - 2026 – US$1,800 per ounce;
  - 2027 – US$1,760 per ounce; and
  - Long term – US$1,720 per ounce
- Copper price:
  - 2024 – US$8,500 per tonne;
  - 2025 – US$8,700 per tonne;
  - 2026 – US$8,900 per tonne;
  - 2027 – US$8,600 per tonne; and
  - Long term – US$8,400 per ounce
- Life-of-mine: 7 years; and
- Discount rate of 7.7%.

The recoverable amount at 31 December 2022 US$477.1m using the following assumptions based on the 2022 life-of-mine plan:

- Gold price:
  - 2023 – US$1,740 per ounce;
  - 2024 – US$1,730 per ounce;
  - 2025 – US$1,700 per ounce;
  - 2026 – US$1,650 per ounce; and
  - Long term – US$1,620 per ounce
- Copper price:
  - 2023 – US$7,700 per tonne;
  - 2024 – US$8,150 per tonne;
  - 2025 – US$8,150 per tonne;
  - 2026 – US$8,150 per tonne; and
  - Long term – US$7,700 per ounce
- Resource price of US$30 per ounce;
- Resource ounces of 1.0 million ounces;
- Life-of-mine: 8 years; and
- Discount rate of 8.1%.

[3] For the year ended 31 December 2022, the Group recognised an impairment of US$325.2m in respect of the Tarkwa CGU. The recoverable amount was based on its FVLCOD calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment was mainly due to an increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk-free rate as well as inflationary cost pressures experienced in 2022. The recoverable amount at 31 December 2022 was US$812.4m using the following assumptions based on the 2022 life-of-mine plan:

- Gold price:
  - 2023 – US$1,740 per ounce;
  - 2024 – US$1,730 per ounce;
  - 2025 – US$1,700 per ounce;
  - 2026 – US$1,650 per ounce; and
  - Long term – US$1,620 per ounce
- Resource price of US$71 per ounce;
- Resource ounces of 24.5 million ounces;
- Life-of-mine: 13 years; and
- Discount rate of 15.9%.

[4] The US$0.2m (2022: US$3.1m) in 2023 comprises US$0.1m (2022: US$2.5m) impairment of redundant assets in Cerro Corona, US$nil (2022: US0.6m) impairment of redundant assets in Salares Norte and US$0.1m (2022: US$nil) impairment of redundant assets in Agnew.

42 | Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements continued

16. Acquisition of Windfall Project

Background

On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project in Québec, Canada, which is in the feasibility stage, from Osisko Mining Incorporated (the "Partnership").

- Under the partnership structure, each of Osisko Mining Incorporated ("Osisko") and Gold Fields, respectively, hold an effective 50% partnership interest in the Windfall Project and the Exploration Properties; and
- The management company (responsible for the operation) will be governed by a Board of Directors comprising three directors nominated by Gold Fields and three directors nominated by Osisko. Decisions over the relevant activities of the partnership requires unanimous consent of both the parties.

Recognition and measurement

Gold Fields and Osisko have joint control over the Windfall Project, the transaction is structured as a separate vehicle and the Group has a residual interest in the net assets of the Windfall Project. Accordingly, the Group has classified its interest in the Windfall Project as a joint venture.

Consideration

The following summarises the consideration and the cost of the Windfall joint venture:

Figures in millions unless otherwise stated	United States Dollar	Canadian Dollar
Initial recognition		
Cash considerations		
Purchase of equity-accounted investee	**247.1**	**333.8**
(a) C$300.0m cash payment	**221.5**	**300.0**
(b) Pre-closing paid amounts		
– C$16.9m	**12.8**	**16.9**
– C$16.9m	**12.8**	**16.9**
Contingent and exploration considerations		
(c) C$300.0m contingent consideration – initial fair value	**190.8**	**258.4**
(d) C$75.0m exploration consideration	**39.1**	**52.9**
Subsequent measurement		
Cash considerations		
(e) Capital contributions – C$93.0m cash calls	**69.1**	**93.0**
Contingent and exploration considerations		
(c) C$300.0m contingent consideration – net change in fair value[1]	**7.3**	**9.9**
(d) C$75.0m exploration consideration – unwinding of discount rate[1]	**2.9**	**3.9**
Share of loss	**(28.4)**	**(38.3)**
Translation adjustment	**10.7**	**—**
Carrying value at 31 December 2023	**538.6**	**713.6**

[1] The movements were recognised as part of the equity investment.

(a) C$300m cash payment

The US$221.5m (C$300m) cash payment represents the initial consideration paid on 2 May 2023 for the 50% interest in the joint venture.

(b) Pre-closing paid amounts

Osisko acquired certain assets for the benefit of the Windfall Project during the term sheet negotiation stage. Gold Fields agreed to refund Osisko 50% of the costs spent on these items in two equal payments of US$12.8m (C$16.9m) on 31 July 2023 and US$12.8m (C$16.9m) on 31 December 2023, respectively.

(c) C$300m contingent consideration

The C$300.0m contingent consideration is payable on issuance of an Environmental Impact Assessment ("EIA") permit to the Partnership authorising the construction and operation of the Windfall Project.

The fair value of the contingent consideration was determined using a Monte Carlo valuation model that considers various scenarios and possibilities around the potential outcome of the EIA permit approval process and the timing of when the contingent consideration will be paid.

43

Notes to the condensed consolidated financial statements continued Subsequent measurement 31 December 2023 16. Acquisition of Windfall Project (continued) (c) C$300m contingent consideration (continued) Key assumptions of the contingent consideration: – Fair value factor calculated using the Monte-Carlo valuation model using the following inputs: 0.894 – Approval period 1.6 years – Probability 98% – Discount rate 7.0% Figures in millions unless otherwise stated United States Dollar Canadian Dollar Using the above inputs and valuation technique, the fair value of the contingent consideration amounted to: Fair value at 2 May 2023 190.8 258.4 Net change in fair value 7.3 9.9 Translation 4.4 — Fair value at 31 December 2023 202.5 268.3 (d) C$75m exploration consideration As part of the acquisition of the Windfall Project, Gold Fields acquired a 50% interest in certain developmental exploration projects and targets for a C$75.0m funding commitment by Gold Fields over 5 years commencing 2025. The C$75.0m will be scheduled over the period of the exploration agreement and discounted using a market related discount rate. Subsequent measurement 31 December 2023 Key assumptions of the exploration consideration: – Term 6.3 years – Discount rate 7.0% Figures in millions unless otherwise stated United States Dollar Canadian Dollar Using the above inputs, the value of the exploration consideration amounted to: Present value at 2 May 2023 39.1 52.9 Unwinding of discount rate 2.9 3.9 Translation 0.9 — Carrying value at 31 December 2023 42.9 56.8 (e) Cash calls The project requires funding from the Partnerships in the feasibility and development stage of the project. During 2023, post the acquisition date, Gold Fields paid cash calls amounting to US$69.1m (C$93.0m) to the Windfall project which has been capitalised to the cost of the investment. 44 Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollar 2023	2022
17. Assets held for sale		
(a) Asanko Gold	**153.3**	–
– Asanko Gold joint venture	**53.6**	–
– Asanko redeemable preference shares	**99.7**	–
(b) Rusoro Mining Limited ("Rusoro")	**–**	–
	153.3	–

(a) Asanko Gold

On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold to the joint venture partner Galiano Gold for a total consideration of US$170m. Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine. The transaction, which is expected to be completed during Q1 2024, is subject to a number of conditions, including regulatory approvals.

The investment in Asanko Gold, including the Asanko redeemable preference shares, has been presented as an asset held for sale. Refer note 13 for further details.

(b) Rusoro

On 9 January 2024, Gold Fields announced that it has entered into a share purchase agreement (the "Agreement") with Fulcrum Global Markets LLC, a Delaware limited liability company ("Fulcrum"), to sell its 140,000,001 common shares ("Common Shares") in the capital of Rusoro for an aggregate initial cash purchase price of US$62.3m and certain additional contingent consideration upon the occurrence of specified events described below (the "Transaction").

Under the Agreement, Gold Fields will be entitled to receive from Fulcrum the following additional contingent consideration for the Common Shares to be purchased by Fulcrum (the "Purchased Shares"):

- A top-up amount in cash calculated in accordance with the Agreement in the event that, within 18 months following closing of the Transaction, Fulcrum or any of its affiliates acquires, directly or indirectly, in one or more transactions, additional Common Shares which collectively result in their aggregate holdings exceeding 50% of the issued and outstanding Common Shares; and
- An amount in cash equal to 15% of the value of any gross proceeds paid at any time to Fulcrum or any of its affiliates by Rusoro or third parties in respect of the Purchased Shares (including in connection with any disposition of the Purchased Shares, or as a dividend, distribution, return of capital, share repurchase or similar amount), to the extent that the gross amount of such cumulative proceeds exceeds US$210m.

The transaction was subject to the following conditions precedent:

- Gold Fields was required to issue Rusoro with a sale notice within three Business Days after the date of receipt of a purchase offer by Gold Fields. Rusoro could object on reasonable commercial grounds to the intended sale to Fulcrum within five Business Days after the date of receipt of the notice.

The notice was issued on 9 January 2024 by Gold Fields to Rusoro and the five business day objection period lapsed on 16 January 2024. The US$62.3 million was received by Gold Fields on 22 January 2024.

The effective date of the Transaction was 16 January 2024, being the date on which all the conditions precedent of the agreement were met.

The investment in Rusoro has been presented as an asset held for sale as Fulcrum was in advanced discussions with Gold Fields at 31 December 2023 to purchase the Rusoro shares from Gold Fields. At 31 December 2023, the held for sale investment in Rusoro was valued at the lower of carrying value or fair value less costs to sell, amounting to US$nil.

Figures in millions unless otherwise stated	United States Dollar 2023	2022
18. Change in working capital		
Inventories	**(153.1)**	(195.1)
Trade and other receivables	**(61.4)**	38.5
Trade and other payables	**15.4**	22.4
	(199.1)	(134.2)

45

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	31 Dec 2024	31 Dec 2028	31 Dec 2029	Total
19. Debt maturity ladder (Reviewed)				
Uncommitted loan facilities				
Rand debt	1,362.0	–	–	1,362.0
Rand debt translated to US Dollar	74.4	–	–	74.4
Total (US$m)	**74.4**	**–**		**74.4**
Committed loan facilities				
US Dollar debt	749.7	1,200.0*	497.5	2,447.2
Rand debt	–	2,500.0	–	2,500.0
A$ Dollar debt	–	500.0	–	500.0
Rand debt translated to US Dollar	–	136.6	–	136.6
A$ Dollar debt translated to US Dollar	–	340.6	–	340.6
Total (US$m)	**749.7**	**1,677.2**	**497.5**	**2,924.4**
Total (US$m) Uncommitted and committed loan facilities	**824.1**	**1,677.2**	**497.5**	**2,998.8**
Utilisation – Uncommitted loan facilities				
Rand debt	–	–	–	–
Rand debt translated to US Dollar	–	–	–	–
Total (US$m)	**–**	**–**	**–**	**–**
Utilisation – Committed loan facilities (including US Dollar bond)				
US Dollar debt	583.1	132.0	497.5	1,212.6
Rand debt	–	–	–	–
A$ Dollar debt	–	–	–	–
C$ Dollar debt	–	31.6	–	31.6
Rand debt translated to US Dollar	–	–	–	–
A$ Dollar debt translated to US Dollar	–	–	–	–
C$ Dollar debt translated to US Dollar	–	23.9	–	23.9
Total (US$m)	583.1	**155.9**	**497.5**	**1,236.5**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	**583.1**	**155.9**	**497.5**	**1,236.5**

Exchange rate: US$1.00 = R18.30 and A$1.00 = US$0.68 and C$1.00 = US$0.75 being the closing rates at 31 December 2023.
* The US$1,200m RCF facility is a multi-currency (US$ and C$) facility.

46 Gold Fields Reviewed Results for the year ended 31 December 2023

Notes to the condensed consolidated financial statements continued

20. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the periods ended 31 December 2023 and 31 December 2022.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

United States Dollar

	31 December 2023 (Reviewed)				31 December 2022 (Reviewed)			
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	–	–	–	–	2.9	–	2.9	–
Trade receivables from provisional copper sales	18.2	–	18.2	–	29.6	–	29.6	–
Investments – listed	65.8	65.8	–	–	34.5	34.5	–	–
Asanko redeemable preference shares	99.7	–	–	99.7	60.3	–	–	60.3
Financial assets not measured at fair value								
Environmental trust funds	109.6	–	109.6	–	95.9	–	95.9	–
Loan advanced – contractor	–	–	–	–	23.4	–	–	23.4
Financial liabilities measured at fair value								
Windfall Project – contingent consideration	202.5	–	–	202.5	–	–	–	–
Financial liabilities not measured at fair value								
Borrowings	1,249.9	1,010.5	–	239.4	1,089.6	1,006.1	–	83.5

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange ("LME") and, as such, classified within level 2 of the fair value hierarchy.

Investments – listed

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related discount rates (2023: 19.9% and 2022: 16.7%) and expected redemption period. The movement in the preference shares was as a result of fair value adjustments only.

Loan advanced – contractor

The fair value of the contractor loan approximated its carrying amount, determined using the discounted cash flow method and market related interest rates and was classified within level 3 of the fair value hierarchy.

Borrowings

The five-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

Windfall Project – contingent consideration

The fair values are based on the expected cash flows of the respective considerations. Refer notes 16(c) for the key inputs used in the valuation of the fair value.

47

Notes to the condensed consolidated financial statements continued 21. Capital commitments United States Dollar Year ended Figures in millions unless otherwise stated Dec 2023 (Reviewed) Dec 2022 (Audited) Commitments Capital expenditure Contracted for1 161.6 78.1 1 Contracted for capital expenditure includes US$115.2m (2022: US$31.6m) for Salares Norte. 22. Events after the reporting date Final dividend On 22 February 2024, Gold Fields declared a final dividend of 420 SA cents per share. Rusoro On 9 January 2024, Gold Fields announced that it has entered into a share purchase agreement with Fulcrum Global Markets LLC, a Delaware limited liability company, to sell its 140,000,001 common shares in the capital of Rusoro for an aggregate initial cash purchase price of US$62.3m and certain additional contingent consideration upon the occurrence of specified events. The transaction was concluded on 22 January 2024 when the US$62.3m was received by Gold Fields. 48 Gold Fields Reviewed Results for the year ended 31 December 2023

Segmental operating and financial results

				United States Dollar							South African Rand
		Total Mine Operations and projects Including Discontinued Operations	Total Mine Operations and projects Excluding Discontinued Operations	South America Region			Ghana Region			South Africa Region	
				Total	Peru	Chile	Ghana			South Africa	South Africa
Figures in millions unless otherwise stated				Total	Cerro Corona	Salares Norte Project	Total	Tarkwa	Damang	South Deep	South Deep[2]
Operating results (Unreviewed)											
Ore milled/treated (000 tonnes)	**Year 2023**	**43,051**	**40,315**	**6,497**	**6,485**	**12**	**18,923**	**14,102**	**4,821**	**3,008**	**3,008**
	Year 2022	42,199	39,576	6,721	6,721	–	18,800	14,016	4,784	2,985	2,985
Yield (grams per tonne)	**Year 2023**	**1.7**	**1.8**	**1.1**	**1.1**	**–**	**1.2**	**1.2**	**1.0**	**3.3**	**3.3**
	Year 2022	1.8	1.9	1.2	1.2	–	1.3	1.2	1.5	3.4	3.4
Gold produced (000 managed equivalent ounces)	**Year 2023**	**2,386.9**	**2,326.5**	**239.2**	**239.2**	**–**	**703.6**	**551.1**	**152.6**	**322.2**	**10,021**
	Year 2022	2,487.8	2,411.1	260.5	260.5	–	761.6	531.6	230.0	327.9	10,200
Gold produced (000 attributable equivalent ounces)	**Year 2023**	**2,303.8**	**2,243.5**	**238.0**	**238.0**	**–**	**633.3**	**496.0**	**137.3**	**310.7**	**9,663**
	Year 2022	2,398.6	2,322.0	259.2	259.2	–	685.4	478.4	207.0	316.2	9,836
Gold sold (000 managed equivalent ounces)	**Year 2023**	**2,377.4**	**2,317.0**	**238.2**	**238.2**	**–**	**700.8**	**548.1**	**152.6**	**321.5**	**10,000**
	Year 2022	2,477.4	2,401.9	260.1	260.1	–	758.0	529.1	228.9	327.9	10,200
Gold price received (Dollar per equivalent ounce)	**Year 2023**	**1,942**	**1,942**	**1,895**	**1,895**	**–**	**1,949**	**1,950**	**1,946**	**1,937**	**1,149,066**
	Year 2022	1,784	1,785	1,671	1,671	–	1,806	1,803	1,812	1,793	943,581
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Year 2023**	**49**	**51**	**37**	**35**	**1,053**	**33**	**32**	**37**	**105**	**1,933**
	Year 2022	47	49	33	33	–	32	29	40	109	1,780
All-in sustaining costs (Dollar per ounce)	**Year 2023**	**1,274**	**1,268**	**1,419**	**397**	**–**	**1,373**	**1,293**	**1,659**	**1,349**	**800,097**
	Year 2022	1,088	1,079	310	310	–	1,172	1,248	998	1,294	680,931
Total all-in cost (Dollar per ounce)	**Year 2023**	**1,469**	**1,464**	**4,094**	**536**	**–**	**1,377**	**1,293**	**1,679**	**1,349**	**800,097**
	Year 2022	1,164	1,155	444	444	–	1,198	1,248	1,083	1,356	713,624
Financial results (US$ millions) (Reviewed)											
Revenue	**Year 2023**	**4,616.2**	**4,500.7**	**451.4**	**451.4**	**–**	**1,365.9**	**1,068.9**	**297.0**	**622.8**	**11,490.5**
	Year 2022	4,420.4	4,286.7	434.7	434.7	–	1,368.6	953.8	414.8	587.9	9,624.6
Cost of sales before amortisation and depreciation	**Year 2023**	**(2,016.2)**	**(1,952.0)**	**(136.0)**	**(180.9)**	**44.9**	**(625.2)**	**(402.2)**	**(223.0)**	**(328.9)**	**(6,069.0)**
	Year 2022	(1,845.6)	(1,763.4)	(170.3)	(175.4)	5.1	(523.6)	(371.4)	(152.2)	(313.9)	(5,138.4)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2023**	**(2,103.3)**	**(2,042.8)**	**(239.3)**	**(227.1)**	**(12.2)**	**(633.1)**	**(455.1)**	**(178.0)**	**(315.2)**	**(5,815.1)**
	Year 2022	(2,004.3)	(1,931.5)	(229.5)	(224.9)	(4.6)	(600.2)	(406.9)	(193.3)	(324.6)	(5,313.6)
– Gold inventory change	**Year 2023**	**87.1**	**90.7**	**103.4**	**46.2**	**57.1**	**7.9**	**52.9**	**(45.0)**	**(13.8)**	**(253.9)**
	Year 2022	158.7	168.1	59.3	49.6	9.7	76.7	35.6	41.1	10.7	175.3
Amortisation of mining assets	**Year 2023**	**(786.0)**	**(781.3)**	**(157.0)**	**(110.7)**	**(46.2)**	**(281.3)**	**(200.8)**	**(80.5)**	**(55.2)**	**(1,017.5)**
	Year 2022	(839.9)	(829.3)	(132.0)	(125.6)	(6.4)	(317.7)	(220.6)	(97.1)	(51.8)	(848.1)
Other expenses	**Year 2023**	**(209.8)**	**(203.8)**	**(71.0)**	**(35.8)**	**(35.2)**	**(56.3)**	**(41.6)**	**(14.7)**	**(1.6)**	**(30.2)**
	Year 2022	(136.7)	(121.3)	(51.7)	(21.5)	(30.2)	(18.8)	(8.0)	(10.8)	(3.7)	(61.1)
Profit/(loss) before royalties and taxation	**Year 2023**	**1,604.2**	**1,563.6**	**87.4**	**124.0**	**(36.6)**	**403.1**	**424.4**	**(21.3)**	**237.1**	**4,373.7**
	Year 2022	1,598.2	1,572.7	80.6	112.1	(31.5)	508.5	353.8	154.7	218.5	3,577.1
Royalties, mining and income taxation	**Year 2023**	**(564.5)**	**(557.9)**	**0.9**	**(9.2)**	**10.1**	**(191.5)**	**(172.3)**	**(19.2)**	**(71.7)**	**(1,323.4)**
	Year 2022	(465.8)	(459.2)	(10.5)	(18.7)	8.2	(110.5)	(48.2)	(62.3)	(72.0)	(1,178.1)
– Normal taxation	**Year 2023**	**(445.0)**	**(445.0)**	**(63.3)**	**(63.3)**	**–**	**(150.8)**	**(129.4)**	**(21.4)**	**(0.5)**	**(10.0)**
	Year 2022	(390.9)	(390.9)	(44.5)	(43.4)	(1.1)	(164.2)	(110.6)	(53.6)	–	–
– Royalties	**Year 2023**	**(123.1)**	**(116.5)**	**(7.0)**	**(7.0)**	**–**	**(54.6)**	**(42.8)**	**(11.9)**	**(3.1)**	**(57.5)**
	Year 2022	(117.1)	(110.4)	(5.9)	(5.9)	–	(54.8)	(38.2)	(16.6)	(2.9)	(48.1)
– Deferred taxation	**Year 2023**	**3.6**	**3.6**	**71.2**	**61.1**	**10.1**	**14.0**	**(0.1)**	**14.1**	**(68.1)**	**(1,256.0)**
	Year 2022	42.1	42.1	39.9	30.6	9.3	108.4	100.5	7.9	(69.0)	(1,130.0)
Profit/(loss) before non-recurring items	**Year 2023**	**1,039.6**	**1,005.7**	**88.3**	**114.8**	**(26.5)**	**211.6**	**252.1**	**(40.4)**	**165.3**	**3,050.2**
	Year 2022	1,132.4	1,113.6	70.1	93.4	(23.3)	398.0	305.6	92.4	146.5	2,399.0
Non-recurring items	**Year 2023**	**(171.6)**	**(171.6)**	**(155.5)**	**(156.4)**	**0.9**	**(40.9)**	**(27.6)**	**(13.3)**	**0.4**	**8.0**
	Year 2022	(403.8)[1]	(403.8)[1]	(66.1)	(65.5)[1]	(0.6)	(345.0)	(338.3)[1]	(6.7)	0.2	2.9
Net profit/(loss)	**Year 2023**	**868.0**	**834.0**	**(67.2)**	**(41.6)**	**(25.6)**	**170.7**	**224.4**	**(53.7)**	**165.8**	**3,058.3**
	Year 2022	728.5	709.7	4.0	27.9	(23.9)	52.9	(32.8)	85.7	146.7	2,401.8
Capital expenditure	**Year 2023**	**(1,077.3)**	**(1,052.5)**	**(442.5)**	**(44.4)**	**(398.1)**	**(221.2)**	**(216.3)**	**(4.9)**	**(93.1)**	**(1,717.2)**
	Year 2022	(1,074.8)	(1,067.0)	(342.7)	(46.0)	(296.7)	(289.1)	(229.0)	(60.1)	(118.7)	(1,943.3)

The average US Dollar/Rand exchange rates were US$1 = R18.45 for 2023 and US$1 = R16.37 for 2022.
The average Australian/US Dollar exchange rates were A$1 = US$0.66 for 2023 and A$1 = US$0.69 for 2022.

[1] Non-recurring items consist mainly out of Ghana expected credit losses of US$33m (2022: US$18m), and impairments raised on the Tarkwa US$ Nil (2022: US$325m) and Cerro Corona US$156m (2022: US$63m) CGUs.

[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.

49

Figures may not add as they are rounded independently.

Segmental operating and financial results continued

Figures in millions unless otherwise stated		United States Dollar					Australian Dollar					United States Dollar
			Australia Region					Australia Region[3]				Discontinued
		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Asanko 45%
Operating results (Unreviewed)												
Ore milled/treated (000 tonnes)	**Year 2023**	**11,887**	**1,342**	**4,086**	**1,765**	**4,693**	**11,887**	**1,342**	**4,086**	**1,765**	**4,693**	**2,737**
	Year 2022	11,071	1,198	3,857	1,583	4,432	11,071	1,198	3,857	1,583	4,432	2,623
Yield (grams per tonne)	**Year 2023**	**2.8**	**5.7**	**2.8**	**5.0**	**1.1**	**2.8**	**5.7**	**2.8**	**5.0**	**1.1**	**0.7**
	Year 2022	3.0	6.2	3.0	5.7	1.1	3.0	6.2	3.0	5.7	1.1	0.9
Gold produced (000 managed equivalent ounces)	**Year 2023**	**1,061.5**	**244.9**	**371.8**	**283.9**	**161.0**	**1,061.5**	**244.9**	**371.8**	**283.9**	**161.0**	**60.3**
	Year 2022	1,061.1	239.2	376.7	287.9	157.3	1,061.1	239.2	376.7	287.9	157.3	76.7
Gold produced (000 attributable equivalent ounces)	**Year 2023**	**1,061.5**	**244.9**	**371.8**	**283.9**	**161.0**	**1,061.5**	**244.9**	**371.8**	**283.9**	**161.0**	**60.3**
	Year 2022	1,061.1	239.2	376.7	287.9	157.3	1,061.1	239.2	376.7	287.9	157.3	76.7
Gold sold (000 managed equivalent ounces)	**Year 2023**	**1,056.5**	**242.0**	**368.7**	**284.4**	**161.4**	**1,056.5**	**242.0**	**368.7**	**284.4**	**161.4**	**60.4**
	Year 2022	1,055.8	238.7	373.2	287.4	156.4	1,055.8	238.7	373.2	287.4	156.4	75.5
Gold price received (Dollar per equivalent ounce)	**Year 2023**	**1,950**	**1,957**	**1,945**	**1,955**	**1,944**	**2,937**	**2,947**	**2,929**	**2,945**	**2,929**	**1,912**
	Year 2022	1,795	1,793	1,797	1,793	1,800	2,592	2,588	2,595	2,588	2,598	1,770
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Year 2023**	**72**	**149**	**79**	**127**	**23**	**108**	**225**	**119**	**191**	**35**	**22**
	Year 2022	70	153	71	129	26	101	220	103	186	38	28
All-in sustaining costs (Dollar per ounce)	**Year 2023**	**1,156**	**1,182**	**1,187**	**1,081**	**1,178**	**1,740**	**1,779**	**1,787**	**1,627**	**1,774**	**1,516**
	Year 2022	1,041	1,130	1,029	1,016	980	1,503	1,632	1,485	1,466	1,415	1,346
Total all-in cost (Dollar per ounce)	**Year 2023**	**1,253**	**1,288**	**1,301**	**1,196**	**1,190**	**1,886**	**1,939**	**1,958**	**1,800**	**1,792**	**1,672**
	Year 2022	1,150	1,298	1,104	1,171	991	1,659	1,875	1,594	1,691	1,431	1,435
Financial results (US$ millions) (Reviewed)												
Revenue	**Year 2023**	**2,060.7**	**473.6**	**717.0**	**556.2**	**313.9**	**3,103.6**	**713.3**	**1,079.8**	**837.6**	**472.8**	**115.4**
	Year 2022	1,895.5	427.9	670.9	515.2	281.5	2,736.2	617.7	968.4	743.7	406.4	133.7
Cost of sales before amortisation and depreciation	**Year 2023**	**(861.9)**	**(195.3)**	**(326.2)**	**(224.3)**	**(116.1)**	**(1,297.6)**	**(294.1)**	**(491.1)**	**(337.6)**	**(174.8)**	**(64.2)**
	Year 2022	(755.8)	(184.2)	(268.0)	(203.0)	(100.5)	(1,091.1)	(266.0)	(386.8)	(293.1)	(145.2)	(82.2)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2023**	**(855.2)**	**(200.3)**	**(322.6)**	**(223.9)**	**(108.3)**	**(1,287.5)**	**(301.6)**	**(485.8)**	**(337.1)**	**(163.0)**	**(60.5)**
	Year 2022	(777.2)	(183.0)	(274.0)	(204.4)	(115.8)	(1,122.0)	(264.2)	(395.6)	(295.0)	(167.1)	(72.8)
– Gold inventory change	**Year 2023**	**(6.7)**	**5.0**	**(3.5)**	**(0.4)**	**(7.8)**	**(10.1)**	**7.5**	**(5.3)**	**(0.5)**	**(11.8)**	**(3.7)**
	Year 2022	21.4	(1.2)	6.1	1.3	15.2	30.9	(1.7)	8.8	1.9	22.0	(9.4)
Amortisation of mining assets	**Year 2023**	**(287.9)**					**(433.4)**					**(4.7)**
	Year 2022	(327.7)					(473.0)					(10.6)
Other expenses	**Year 2023**	**(74.9)**					**(112.7)**					**(6.0)**
	Year 2022	(46.9)					(67.8)					(15.4)
Profit/(loss) before royalties and taxation	**Year 2023**	**836.0**					**1,259.8**					**40.5**
	Year 2022	765.1					1,104.4					25.5
Royalties, mining and income taxation	**Year 2023**	**(295.6)**					**(445.0)**					**(6.6)**
	Year 2022	(266.1)					(384.2)					(6.7)
– Normal taxation	**Year 2023**	**(230.3)**					**(346.8)**					**–**
	Year 2022	(182.2)					(263.0)					–
– Royalties	**Year 2023**	**(51.7)**					**(77.9)**					**(6.6)**
	Year 2022	(46.8)					(67.6)					(6.7)
– Deferred taxation	**Year 2023**	**(13.5)**					**(20.4)**					**–**
	Year 2022	(37.1)					(53.6)					–
Profit/(loss) before non-recurring items	**Year 2023**	**540.4**					**814.8**					**34.0**
	Year 2022	498.9					720.2					18.8
Non-recurring items	**Year 2023**	**24.3**					**36.6**					**–**
	Year 2022	7.2					10.4					–
Net profit/(loss)	**Year 2023**	**564.8**					**851.5**					**34.0**
	Year 2022	506.1					730.5					18.8
Capital expenditure	**Year 2023**	**(295.8)**	**(70.4)**	**(97.3)**	**(76.3)**	**(51.7)**	**(445.3)**	**(105.9)**	**(146.6)**	**(114.8)**	**(77.9)**	**(24.8)**
	Year 2022	(316.6)	(85.1)	(100.7)	(97.8)	(33.0)	(457.0)	(122.8)	(145.5)	(141.1)	(47.6)	(7.7)

At the Australian operations, as a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then offset tax losses from one Company to another, it is not meaningful to split the income statement below cost of sales.

[3] For Australia, all financial numbers are in Australian Dollar.

Figures may not add as they are rounded independently.

50 | Gold Fields Reviewed Results for the year ended 31 December 2023

All-in cost (unreviewed)

World Gold Council Industry Standard

United States Dollar

Figures in millions unless otherwise stated		Total Group Including Discontinued Operations	Total Mine Operations Including Discontinued Operations	Total Mine Operations Excluding Discontinued Operations	South America Region			Ghana Region			South Africa Region
					Total	Peru	Chile	Ghana			
					Total[2]	Cerro Corona	Salares Norte[1]	Total	Tarkwa	Damang	South Deep
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2023**	**(2,103.2)**	**(2,103.2)**	**(2,042.7)**	**(239.3)**	**(227.1)**	**(12.2)**	**(633.1)**	**(455.1)**	**(178.0)**	**(315.2)**
	Year 2022	(1,999.7)	(1,999.7)	(1,926.9)	(224.9)	(224.9)	–	(600.2)	(406.9)	(193.3)	(324.6)
Gold inventory change	**Year 2023**	**42.1**	**42.1**	**45.8**	**58.4**	**46.2**	**12.2**	**7.9**	**52.9**	**(45.0)**	**(13.8)**
	Year 2022	153.5	153.5	162.9	54.1	49.6	4.5	76.7	35.6	41.1	10.7
Royalties	**Year 2023**	**(123.1)**	**(123.1)**	**(116.5)**	**(7.0)**	**(7.0)**	**–**	**(54.6)**	**(42.8)**	**(11.9)**	**(3.1)**
	Year 2022	(117.1)	(117.1)	(110.4)	(5.9)	(5.9)	–	(54.8)	(38.2)	(16.6)	(2.9)
Realised gains/(losses) on commodity cost hedges	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	26.8	26.8	26.8	–	–	–	16.5	11.5	5.0	–
Community/social responsibility costs	**Year 2023**	**(19.4)**	**(19.4)**	**(19.4)**	**(10.0)**	**(10.0)**	**–**	**(6.4)**	**(6.0)**	**(0.4)**	**(3.0)**
	Year 2022	(18.2)	(18.2)	(18.2)	(7.4)	(7.4)	–	(7.5)	(5.2)	(2.3)	(3.4)
Non-cash remuneration – share-based payments	**Year 2023**	**(9.1)**	**(3.4)**	**(3.4)**	**(1.4)**	**(1.3)**	**(0.1)**	**(0.8)**	**(0.8)**	**(0.1)**	**(0.3)**
	Year 2022	(6.8)	(3.1)	(3.1)	(1.1)	(1.1)	–	(0.4)	(0.3)	(0.1)	(0.9)
Cash remuneration (long-term incentive plan)	**Year 2023**	**(55.8)**	**(44.5)**	**(44.5)**	**(10.0)**	**(7.4)**	**(2.6)**	**(9.7)**	**(7.2)**	**(2.6)**	**(5.9)**
	Year 2022	(28.3)	(23.9)	(23.9)	(4.2)	(4.2)	–	(3.0)	(2.1)	(0.9)	(5.4)
Other	**Year 2023**	**(25.5)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	(21.7)	(4.6)	(4.6)	(4.6)	–	(4.6)	–	–	–	–
By-product credits	**Year 2023**	**213.0**	**213.0**	**212.7**	**207.6**	**207.6**	**–**	**1.9**	**1.7**	**0.3**	**0.8**
	Year 2022	205.9	205.9	205.6	201.6	201.6	–	1.3	1.1	0.2	0.7
Rehabilitation amortisation and interest	**Year 2023**	**(36.2)**	**(36.2)**	**(35.1)**	**(18.0)**	**(16.1)**	**(2.0)**	**(6.6)**	**(3.8)**	**(2.9)**	**(0.1)**
	Year 2022	(32.2)	(32.2)	(31.0)	(14.6)	(14.6)	–	(8.0)	(5.1)	(2.9)	–
Sustaining capital expenditure	**Year 2023**	**(710.1)**	**(707.8)**	**(689.1)**	**(149.3)**	**(31.3)**	**(117.9)**	**(221.2)**	**(216.3)**	**(4.9)**	**(93.1)**
	Year 2022	(661.6)	(659.4)	(654.4)	(42.0)	(31.3)	(10.7)	(278.6)	(229.0)	(49.6)	(98.3)
Lease payments	**Year 2023**	**(95.4)**	**(93.1)**	**(91.9)**	**(4.0)**	**(2.0)**	**(2.0)**	**(33.4)**	**(25.6)**	**(7.8)**	**–**
	Year 2022	(92.2)	(89.8)	(82.9)	(2.2)	(2.2)	–	(28.1)	(18.9)	(9.2)	–
Exploration, feasibility and evaluation costs	**Year 2023**	**(6.0)**	**(6.0)**	**(6.0)**	**–**	**–**	**–**	**(6.0)**	**(6.0)**	**–**	**–**
	Year 2022	(3.0)	(3.0)	(3.0)	–	–	–	(3.0)	(3.0)	–	–
All-in sustaining costs	**Year 2023**	**(2,928.6)**	**(2,881.6)**	**(2,790.1)**	**(173.1)**	**(48.5)**	**(124.6)**	**(962.1)**	**(708.9)**	**(253.2)**	**(433.6)**
	Year 2022	(2,594.6)	(2,564.8)	(2,463.2)	(51.1)	(40.4)	(10.7)	(888.7)	(660.3)	(228.4)	(424.3)
Realised gains/losses on capital cost hedges	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	(4.6)	(4.6)	(4.6)	(4.6)	–	(4.6)	–	–	–	–
Non-cash remuneration – share-based payments	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	(0.1)	(0.1)	(0.1)	(0.1)	–	(0.1)	–	–	–	–
Cash remuneration (long-term incentive plan)	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	(0.8)	(0.8)	(0.8)	(0.8)	–	(0.8)	–	–	–	–
Lease payments	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	(2.7)	(2.7)	(2.7)	(2.7)	–	(2.7)	–	–	–	–
Exploration, feasibility and evaluation costs	**Year 2023**	**(101.3)**	**(71.5)**	**(68.2)**	**(33.1)**	**(3.9)**	**(29.3)**	**(3.0)**	**–**	**(3.0)**	**–**
	Year 2022	(82.0)	(81.7)	(77.8)	(35.1)	(2.8)	(32.3)	(9.2)	–	(9.2)	–
Non-sustaining capital expenditure	**Year 2023**	**(388.5)**	**(369.5)**	**(363.4)**	**(293.2)**	**(13.1)**	**(280.2)**	**–**	**–**	**–**	**–**
	Year 2022	(415.5)	(415.5)	(412.6)	(300.8)	(14.8)	(286.0)	(10.4)	–	(10.4)	(20.4)
Total all-in cost	**Year 2023**	**(3,418.4)**	**(3,322.6)**	**(3,221.6)**	**(499.4)**	**(65.4)**	**(434.0)**	**(965.1)**	**(708.9)**	**(256.3)**	**(433.6)**
	Year 2022	(3,100.2)	(3,070.2)	(2,961.8)	(395.2)	(58.0)	(337.2)	(908.3)	(660.3)	(248.0)	(444.7)
Total all-in sustaining cost	**Year 2023**	**(2,928.6)**	**(2,881.6)**	**(2,790.1)**	**(173.1)**	**(48.5)**	**(124.6)**	**(962.1)**	**(708.9)**	**(253.2)**	**(433.6)**
	Year 2022	(2,594.6)	(2,564.8)	(2,463.2)	(51.1)	(40.4)	(10.7)	(888.7)	(660.3)	(228.4)	(424.3)
Gold only ounces sold – (000 ounces)	**Year 2023**	**2,261.2**	**2,261.2**	**2,200.8**	**122.0**	**122.0**	**–**	**700.8**	**548.1**	**152.6**	**321.5**
	Year 2022	2,347.8	2,347.8	2,272.3	130.6	130.6	–	758.0	529.1	228.9	327.9
AISC per ounce of gold sold US$/oz	**Year 2023**	**1,295**	**1,274**	**1,268**	**1,419**	**397**	**–**	**1,373**	**1,293**	**1,659**	**1,349**
	Year 2022	1,105	1,092	1,084	310	310	–	1,172	1,248	998	1,294
Total all-in cost	**Year 2023**	**(3,418.4)**	**(3,322.6)**	**(3,221.6)**	**(499.4)**	**(65.4)**	**(434.0)**	**(965.1)**	**(708.9)**	**(256.3)**	**(433.6)**
	Year 2022	(3,100.2)	(3,070.2)	(2,961.8)	(395.2)	(58.0)	(337.2)	(908.3)	(660.3)	(248.0)	(444.7)
Gold only ounces sold – (000 ounces)	**Year 2023**	**2,261.2**	**2,261.2**	**2,200.8**	**122.0**	**122.0**	**–**	**700.8**	**548.1**	**152.6**	**321.5**
	Year 2022	2,347.8	2,347.8	2,272.3	130.6	130.6	–	758.0	529.1	228.9	327.9
AIC per ounce of gold sold US$/oz	**Year 2023**	**1,512**	**1,469**	**1,464**	**4,094**	**536**	**–**	**1,377**	**1,293**	**1,679**	**1,349**
	Year 2022	1,320	1,308	1,303	3,027	444	–	1,198	1,248	1,083	1,356

The comparatives for Salares Norte have been reclassified from the Corporate and Projects segment for 2022

[2] Includes all-in-cost with no gold sold for Salares Norte as the project is still under construction.

51

All-in cost (unreviewed)

World Gold Council Industry Standard

United States Dollar

Figures in millions unless otherwise stated		Australia Region						Discontinued
		Australia					Corporate and projects[1]	
		Total	Agnew	St Ives	Granny Smith	Gruyere 50%		Asanko 45%
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2023**	**(855.2)**	**(200.3)**	**(322.6)**	**(223.9)**	**(108.3)**	**–**	**(60.5)**
	Year 2022	(777.2)	(183.0)	(274.0)	(204.4)	(115.8)	–	(72.8)
Gold inventory change	**Year 2023**	**(6.7)**	**5.0**	**(3.5)**	**(0.4)**	**(7.8)**	**–**	**(3.7)**
	Year 2022	21.4	(1.2)	6.1	1.3	15.2	–	(9.4)
Royalties	**Year 2023**	**(51.7)**	**(11.8)**	**(18.2)**	**(13.9)**	**(7.8)**	**–**	**(6.6)**
	Year 2022	(46.8)	(10.6)	(16.5)	(12.8)	(7.0)	–	(6.7)
Realised gains/losses on commodity cost hedges	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	10.3	2.3	4.6	3.0	0.4	–	–
Community/social responsibility costs	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
Non-cash remuneration – share-based payments	**Year 2023**	**(0.8)**	**(0.2)**	**(0.3)**	**(0.3)**	**(0.1)**	**(5.8)**	**–**
	Year 2022	(0.7)	(0.2)	(0.1)	(0.3)	(0.1)	(3.7)	–
Cash remuneration (long-term incentive plan)	**Year 2023**	**(18.9)**	**(4.3)**	**(6.8)**	**(5.6)**	**(2.1)**	**(11.3)**	**–**
	Year 2022	(11.4)	(2.5)	(4.2)	(3.1)	(1.5)	(4.3)	–
Other	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**(25.5)**	**–**
	Year 2022	–	–	–	–	–	(17.2)	–
By-product credits	**Year 2023**	**2.5**	**0.4**	**1.1**	**0.2**	**0.8**	**–**	**0.3**
	Year 2022	2.0	0.4	0.8	0.2	0.7	–	0.3
Rehabilitation amortisation and interest	**Year 2023**	**(10.4)**	**(1.7)**	**(4.4)**	**(2.6)**	**(1.7)**	**–**	**(1.1)**
	Year 2022	(8.4)	(1.5)	(3.0)	(2.2)	(1.6)	–	(1.1)
Sustaining capital expenditure	**Year 2023**	**(225.6)**	**(54.5)**	**(72.1)**	**(47.2)**	**(51.7)**	**(2.2)**	**(18.7)**
	Year 2022	(235.5)	(54.4)	(87.4)	(60.8)	(33.0)	(2.2)	(4.9)#
Lease payments	**Year 2023**	**(54.5)**	**(18.6)**	**(10.8)**	**(13.7)**	**(11.4)**	**(2.2)**	**(1.2)**
	Year 2022	(52.6)	(19.0)	(10.1)	(12.9)	(10.6)	(2.3)	(7.0)
Exploration, feasibility and evaluation costs	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
All-in sustaining costs	**Year 2023**	**(1,221.2)**	**(286.0)**	**(437.6)**	**(307.4)**	**(190.2)**	**(47.0)**	**(91.5)**
	Year 2022	(1,099.0)	(269.8)	(383.9)	(291.9)	(153.3)	(29.8)	(101.6)
Realised gains/losses on capital cost hedges	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
Non-cash remuneration – share-based payments	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
Other	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
Lease payments	**Year 2023**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	–	–	–	–	–	–	–
Exploration, feasibility and evaluation costs	**Year 2023**	**(32.0)**	**(9.9)**	**(16.6)**	**(3.7)**	**(1.9)**	**(29.8)**	**(3.3)**
	Year 2022	(33.6)	(9.4)	(14.8)	(7.6)	(1.7)	(0.2)	(3.9)
Non-sustaining capital expenditure	**Year 2023**	**(70.2)**	**(15.9)**	**(25.2)**	**(29.1)**	**–**	**(19.0)**	**(6.1)**
	Year 2022	(81.1)	(30.7)	(13.3)	(37.0)	–	–	(2.8)
Total all-in cost	**Year 2023**	**(1,323.4)**	**(311.7)**	**(479.5)**	**(340.1)**	**(192.1)**	**(95.9)**	**(101.0)**
	Year 2022	(1,213.6)	(310.0)	(412.0)	(336.5)	(155.1)	(30.0)	(108.4)
Total all-in sustaining cost	**Year 2023**	**(1,221.2)**	**(286.0)**	**(437.6)**	**(307.4)**	**(190.2)**	**(47.0)**	**(91.5)**
	Year 2022	(1,099.0)	(269.8)	(383.9)	(291.9)	(153.3)	(29.8)	(101.6)
Gold only ounces sold – (000 ounces)	**Year 2023**	**1,056.5**	**242.0**	**368.7**	**284.4**	**161.4**	**–**	**60.4**
	Year 2022	1,055.8	238.7	373.2	287.4	156.4	–	75.5
AISC per ounce of gold sold US$/oz	**Year 2023**	**1,156**	**1,182**	**1,187**	**1,081**	**1,178**	**–**	**1,516**
	Year 2022	1,041	1,130	1,029	1,016	980	–	1,346
Total all-in cost	**Year 2023**	**(1,323.4)**	**(311.7)**	**(479.5)**	**(340.1)**	**(192.1)**	**(95.9)**	**(101.0)**
	Year 2022	(1,213.6)	(310.0)	(412.0)	(336.5)	(155.1)	(30.0)	(108.4)
Gold only ounces sold – (000 ounces)	**Year 2023**	**1,056.5**	**242.0**	**368.7**	**284.4**	**161.4**	**–**	**60.4**
	Year 2022	1,055.8	238.7	373.2	287.4	156.4	–	75.5
AIC per ounce of gold sold US$/oz	**Year 2023**	**1,253**	**1,288**	**1,301**	**1,196**	**1,190**	**–**	**1,672**
	Year 2022	1,150	1,298	1,104	1,171	991	–	1,435

[1] The comparatives for Salares Norte have been reclassified from the Corporate and Projects segment for 2022

52 Gold Fields Reviewed Results for the year ended 31 December 2023

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold (unreviewed)

World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group Including Discontinued Operations	Total Mine Operations Including Discontinued Operations	Total Mine Operations Excluding Discontinued Operations	South America Region			Ghana Region			South Africa Region
					Total	Peru	Chile	Ghana			
					Total	Cerro Corona	Salares Norte[1]	Total	Tarkwa	Damang	South Deep
All-in sustaining costs (per table on page 51)	**Year 2023**	**(2,928.6)**	**(2,881.6)**	**(2,790.1)**	**(173.1)**	**(48.5)**	**(124.6)**	**(962.1)**	**(708.9)**	**(253.2)**	**(433.6)**
	Year 2022	(2,594.6)	(2,564.8)	(2,463.2)	(51.1)	(40.4)	(10.7)	(888.7)	(660.3)	(228.4)	(424.3)
Add back by-product credits	**Year 2023**	**(213.0)**	**(213.0)**	**(212.7)**	**(207.6)**	**(207.6)**	**–**	**(1.9)**	**(1.7)**	**(0.3)**	**(0.8)**
	Year 2022	(205.9)	(205.9)	(205.6)	(201.6)	(201.6)	–	(1.3)	(1.1)	(0.2)	(0.7)
All-in sustaining costs gross of by-product credits	**Year 2023**	**(3,141.6)**	**(3,094.6)**	**(3,002.8)**	**(380.6)**	**(256.0)**	**(124.6)**	**(964.0)**	**(710.5)**	**(253.5)**	**(434.4)**
	Year 2022	(2,800.5)	(2,770.7)	(2,668.8)	(252.7)	(242.0)	(10.7)	(890.1)	(661.5)	(228.6)	(425.0)
Gold equivalent ounces sold	**Year 2023**	**2,377.4**	**2,377.4**	**2,317.0**	**238.2**	**238.2**	**–**	**700.8**	**548.1**	**152.6**	**321.5**
	Year 2022	2,477.4	2,477.4	2,401.9	260.1	260.1	–	758.0	529.1	228.9	327.9
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2023**	**1,321**	**1,302**	**1,296**	**1,598**	**1,075**	**–**	**1,376**	**1,296**	**1,661**	**1,351**
	Year 2022	1,130	1,118	1,111	972	930	–	1,174	1,250	999	1,296
All-in cost (per table on page 51)	**Year 2023**	**(3,418.4)**	**(3,322.6)**	**(3,221.6)**	**(499.4)**	**(65.4)**	**(434.0)**	**(965.1)**	**(708.9)**	**(256.3)**	**(433.6)**
	Year 2022	(3,100.2)	(3,070.2)	(2,961.8)	(395.2)	(58.0)	(337.2)	(908.3)	(660.3)	(248.0)	(444.7)
Add back by-product credits	**Year 2023**	**(213.0)**	**(213.0)**	**(212.7)**	**(207.6)**	**(207.6)**	**–**	**(1.9)**	**(1.7)**	**(0.3)**	**(0.8)**
	Year 2022	(205.9)	(205.9)	(205.6)	(201.6)	(201.6)	–	(1.3)	(1.1)	(0.2)	(0.7)
All-in cost gross of by-product credits	**Year 2023**	**(3,631.4)**	**(3,535.6)**	**(3,434.3)**	**(707.0)**	**(273.0)**	**(434.0)**	**(967.1)**	**(710.5)**	**(256.5)**	**(434.4)**
	Year 2022	(3,306.1)	(3,276.0)	(3,167.4)	(596.8)	(259.6)	(337.2)	(909.7)	(661.5)	(248.2)	(445.3)
Gold equivalent ounces sold	**Year 2023**	**2,377.4**	**2,377.4**	**2,317.0**	**238.2**	**238.2**	**–**	**700.8**	**548.1**	**152.6**	**321.5**
	Year 2022	2,477.4	2,477.4	2,401.9	260.1	260.1	–	758.0	529.1	228.9	327.9
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2023**	**1,527**	**1,487**	**1,482**	**2,968**	**1,146**	**–**	**1,380**	**1,296**	**1,681**	**1,351**
	Year 2022	1,334	1,322	1,319	2,294	998	–	1,200	1,250	1,084	1,358

[1] The comparatives for Salares Norte have been reclassified from the Corporate and Projects segment

53

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold (unreviewed) continued

World Gold Council Industry Standard

United States Dollar

Figures in millions unless otherwise stated		Australia Region – Australia – Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Corporate and projects[1]	Discontinued – Asanko 45%
All-in sustaining costs (per table on page 52)	**Year 2023**	**(1,221.2)**	**(286.0)**	**(437.6)**	**(307.4)**	**(190.2)**	**(47.0)**	**(91.5)**
	Year 2022	(1,099.0)	(269.8)	(383.9)	(291.9)	(153.3)	(29.8)	(101.6)
Add back by-product credits	**Year 2023**	**(2.5)**	**(0.4)**	**(1.1)**	**(0.2)**	**(0.8)**	**–**	**(0.3)**
	Year 2022	(2.0)	(0.4)	(0.8)	(0.2)	(0.7)	–	(0.3)
All-in sustaining costs gross of by-product credits	**Year 2023**	**(1,223.7)**	**(286.4)**	**(438.7)**	**(307.6)**	**(191.0)**	**(47.0)**	**(91.8)**
	Year 2022	(1,100.9)	(270.2)	(384.7)	(292.1)	(154.0)	(29.8)	(101.9)
Gold equivalent ounces sold	**Year 2023**	**1,056.5**	**242.0**	**368.7**	**284.4**	**161.4**	**–**	**60.4**
	Year 2022	1,055.8	238.7	373.2	287.4	156.4	–	75.5
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2023**	**1,158**	**1,183**	**1,190**	**1,081**	**1,183**	**–**	**1,521**
	Year 2022	1,043	1,132	1,031	1,016	984	–	1,349
All-in cost (per table on page 52)	**Year 2023**	**(1,323.4)**	**(311.7)**	**(479.5)**	**(340.1)**	**(192.1)**	**(95.9)**	**(101.0)**
	Year 2022	(1,213.6)	(310.0)	(412.0)	(336.5)	(155.1)	(30.0)	(108.4)
Add back by-product credits	**Year 2023**	**(2.5)**	**(0.4)**	**(1.1)**	**(0.2)**	**(0.8)**	**–**	**(0.3)**
	Year 2022	(2.0)	(0.4)	(0.8)	(0.2)	(0.7)	–	(0.3)
All-in cost gross of by-product credits	**Year 2023**	**(1,325.9)**	**(312.1)**	**(480.5)**	**(340.3)**	**(192.9)**	**(95.9)**	**(101.2)**
	Year 2022	(1,215.6)	(310.3)	(412.9)	(336.7)	(155.7)	(30.0)	(108.7)
Gold equivalent ounces sold	**Year 2023**	**1,056.5**	**242.0**	**368.7**	**284.4**	**161.4**	**–**	**60.4**
	Year 2022	1,055.8	238.7	373.2	287.4	156.4	–	75.5
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2023**	**1,255**	**1,290**	**1,303**	**1,197**	**1,195**	**–**	**1,677**
	Year 2022	1,151	1,300	1,106	1,172	995	–	1,439

[1] The comparatives for Salares Norte have been reclassified from the Corporate and Projects segment

54 | Gold Fields Reviewed Results for the year ended 31 December 2023

Underground and surface (unreviewed)

Imperial ounces with metric tonnes and grade		Total Mine Operations and Projects Including Dis-continued Operations	Total Mine Operations and Projects Excluding Dis-continued Operations	South America Region			Ghana Region			South Africa Region	Australia Region					Discon-tinued
				Total	Peru	Chile	Ghana				Australia					
				Total	Cerro Corona	Salares Norte	Total	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Asanko 45%
Tonnes mined (000 tonnes)																
– underground ore	**Year 2023**	**6,465**	**6,465**	**–**	**–**	**–**	**–**	**–**	**–**	**1,649**	**4,816**	**1,162**	**1,894**	**1,760**	**–**	**–**
	Year 2022	6,092	6,092	–	–	–	–	–	–	1,632	4,460	1,105	1,753	1,601	–	–
– underground waste	**Year 2023**	**2,138**	**2,138**	**–**	**–**	**–**	**–**	**–**	**–**	**339**	**1,799**	**758**	**670**	**371**	**–**	**–**
	Year 2022	2,548	2,548	–	–	–	–	–	–	195	2,353	826	798	729	–	–
– surface ore	**Year 2023**	**41,642**	**41,632**	**14,694**	**12,777**	**1,917**	**21,090**	**17,524**	**3,566**	**–**	**5,847**	**164**	**1,620**	**–**	**4,063**	**10**
	Year 2022	41,244	40,392	14,223	13,801	422	19,918	14,046	5,872	–	6,250	3	1,289	–	4,959	853
– total	**Year 2023**	**50,245**	**50,235**	**14,694**	**12,777**	**1,917**	**21,090**	**17,524**	**3,566**	**1,989**	**12,462**	**2,084**	**4,184**	**2,131**	**4,063**	**10**
	Year 2022	49,884	49,032	14,223	13,801	422	19,918	14,046	5,872	1,827	13,063	1,934	3,841	2,330	4,959	853
Grade mined (grams per tonne)																
– underground ore	**Year 2023**	**5.7**	**5.7**	**–**	**–**	**–**	**–**	**–**	**–**	**6.4**	**5.5**	**6.7**	**4.8**	**5.4**	**–**	**–**
	Year 2022	6.0	6.0	–	–	–	–	–	–	6.2	5.9	6.9	5.1	6.0	–	–
– surface ore	**Year 2023**	**1.3**	**1.3**	**1.4**	**0.6**	**6.8**	**1.2**	**1.2**	**1.1**	**–**	**1.4**	**2.1**	**1.8**	**–**	**1.2**	**0.7**
	Year 2022	1.1	1.1	0.8	0.7	5.8	1.3	1.2	1.5	–	1.2	0.6	1.4	–	1.2	1.6
– total	**Year 2023**	**1.9**	**1.9**	**1.4**	**0.6**	**6.8**	**1.2**	**1.2**	**1.1**	**5.3**	**3.2**	**6.1**	**3.4**	**5.4**	**1.2**	**0.7**
	Year 2022	1.7	1.8	0.8	0.7	5.8	1.3	1.2	1.5	5.6	3.2	6.9	3.5	6.0	1.2	1.6
Gold mined (000 ounces)																
– underground ore	**Year 2023**	**1,187.4**	**1,187.4**	**–**	**–**	**–**	**–**	**–**	**–**	**339.8**	**847.6**	**249.3**	**293.8**	**304.5**	**–**	**–**
	Year 2022	1,171.1	1,171.1	–	–	–	–	–	–	327.2	843.9	245.8	288.9	309.2	–	–
– surface ore	**Year 2023**	**1,746.4**	**1,746.1**	**677.8**	**260.5**	**417.3**	**804.7**	**678.7**	**126.1**	**–**	**263.6**	**11.2**	**94.1**	**–**	**158.2**	**0.2**
	Year 2022	1,489.6	1,447.1	376.4	297.2	79.2	828.5	546.6	281.9	–	242.2	0.1	57.6	–	184.5	42.5
– total	**Year 2023**	**2,933.8**	**2,933.5**	**677.8**	**260.5**	**417.3**	**804.7**	**678.7**	**126.1**	**339.8**	**1,111.2**	**260.5**	**387.9**	**304.5**	**158.2**	**0.2**
	Year 2022	2,660.7	2,618.2	376.4	297.2	79.2	828.5	546.6	281.9	327.2	1,086.1	245.9	346.5	309.2	184.5	42.5
Ore milled/treated (000 tonnes)																
– underground ore	**Year 2023**	**6,415**	**6,415**	**–**	**–**	**–**	**–**	**–**	**–**	**1,614**	**4,800**	**1,146**	**1,889**	**1,765**	**–**	**–**
	Year 2022	6,239	6,239	–	–	–	–	–	–	1,571	4,668	1,198	1,886	1,583	–	–
– underground waste	**Year 2023**	**237**	**237**	**–**	**–**	**–**	**–**	**–**	**–**	**237**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2022	186	186	–	–	–	–	–	–	186	–	–	–	–	–	–
– surface ore	**Year 2023**	**36,400**	**33,663**	**6,497**	**6,485**	**12**	**18,923**	**14,102**	**4,821**	**1,157**	**7,087**	**196**	**2,197**	**–**	**4,693**	**2,737**
	Year 2022	35,773	33,150	6,721	6,721	–	18,800	14,016	4,784	1,227	6,403	–	1,971	–	4,432	2,623
– total	**Year 2023**	**43,051**	**40,315**	**6,497**	**6,485**	**12**	**18,923**	**14,102**	**4,821**	**3,008**	**11,887**	**1,342**	**4,086**	**1,765**	**4,693**	**2,737**
	Year 2022	42,199	39,576	6,721	6,721	–	18,800	14,016	4,784	2,985	11,071	1,198	3,857	1,583	4,432	2,623
Yield (grams per tonne)																
– underground ore	**Year 2023**	**5.3**	**5.3**	**–**	**–**	**–**	**–**	**–**	**–**	**6.1**	**5.1**	**6.3**	**4.4**	**5.0**	**–**	**–**
	Year 2022	5.7	5.7	–	–	–	–	–	–	6.4	5.5	6.2	5.0	5.7	–	–
– surface ore	**Year 2023**	**1.1**	**1.1**	**1.1**	**1.1**	**–**	**1.2**	**1.2**	**1.0**	**0.1**	**1.2**	**2.1**	**1.5**	**–**	**1.1**	**0.7**
	Year 2022	1.2	1.2	1.2	1.2	–	1.3	1.2	1.5	0.1	1.1	–	1.2	–	1.1	0.9
– combined	**Year 2023**	**1.7**	**1.8**	**1.1**	**1.1**	**–**	**1.2**	**1.2**	**1.0**	**3.3**	**2.8**	**5.7**	**2.8**	**5.0**	**1.1**	**0.7**
	Year 2022	1.8	1.9	1.2	1.2	–	1.3	1.2	1.5	3.4	3.0	6.2	3.0	5.7	1.1	0.9
Gold produced (000 ounces)																
– underground ore	**Year 2023**	**1,101.4**	**1,101.4**	**–**	**–**	**–**	**–**	**–**	**–**	**318.4**	**783.0**	**231.7**	**267.4**	**283.9**	**–**	**–**
	Year 2022	1,150.9	1,150.9	–	–	–	–	–	–	322.4	828.5	239.2	301.4	287.9	–	–
– surface ore	**Year 2023**	**1,285.5**	**1,225.1**	**239.2**	**239.2**	**–**	**703.6**	**551.1**	**152.6**	**3.8**	**278.5**	**13.2**	**104.4**	**–**	**161.0**	**60.3**
	Year 2022	1,336.9	1,260.2	260.5	260.5	–	761.6	531.6	230.0	5.6	232.6	–	75.3	–	157.3	76.7
– total	**Year 2023**	**2,386.9**	**2,326.5**	**239.2**	**239.2**	**–**	**703.6**	**551.1**	**152.6**	**322.2**	**1,061.5**	**244.9**	**371.8**	**283.9**	**161.0**	**60.3**
	Year 2022	2,487.8	2,411.1	260.5	260.5	–	761.6	531.6	230.0	327.9	1,061.1	239.2	376.7	287.9	157.3	76.7
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)																
– underground	**Year 2023**	**135**	**135**	**–**	**–**	**–**	**–**	**–**	**–**	**147**	**130**	**159**	**114**	**127**	**–**	**–**
	Year 2022	136	136	–	–	–	–	–	–	164	126	153	105	129	–	–
– surface	**Year 2023**	**33**	**34**	**37**	**35**	**1,053**	**33**	**32**	**37**	**37**	**33**	**92**	**49**	**–**	**23**	**22**
	Year 2022	32	32	33	33	–	32	29	40	29	30	–	38	–	26	28
– total	**Year 2023**	**49**	**51**	**37**	**35**	**1,053**	**33**	**32**	**37**	**105**	**72**	**149**	**79**	**127**	**23**	**22**
	Year 2022	47	49	33	33	–	32	29	40	109	70	153	71	129	26	28

55

Review of operations

Quarter ended 31 December 2023 compared with quarter ended 30 September 2023

Figures may not add as they are rounded independently.

Australia region

Gruyere

		Dec 2023	Sept 2023	% Variance
Mine physicals and AIC in table on a 100% basis				
Ore mined	000 tonnes	**1,737**	2,209	(21)%
Waste (Capital)	000 tonnes	**8,564**	5,620	52%
Waste (Operational)	000 tonnes	**406**	991	(59)%
Total waste mined	000 tonnes	**8,970**	6,611	36%
Total tonnes mined	000 tonnes	**10,707**	8,820	21%
Grade mined	g/t	**1.20**	1.22	(2)%
Gold mined	000'oz	**66.8**	86.5	(23)%
Strip ratio	waste/ore	**5.2**	3.0	73%
Tonnes milled	000 tonnes	**2,213**	2,382	(7)%
Yield	g/t	**1.05**	1.16	(9)%
Gold produced	000'oz	**74.7**	88.7	(16)%
Gold sold	000'oz	**74.1**	88.6	(16)%
AISC	A$/oz	**2,094**	1,790	(17)%
	US$/oz	**1,366**	1,176	(16)%
AIC	A$/oz	**2,094**	1,798	(16)%
	US$/oz	**1,366**	1,180	(16)%
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**28.5**	22.7	26%
	US$m	**18.7**	15.0	25%
Non-sustaining capital expenditure – 50% basis	A$m	**–**	–	–%
	US$m	**–**	–	–%
Total capital expenditure – 50% basis	A$m	**28.5**	22.7	26%
	US$m	**18.7**	15.0	25%

Gold production decreased by 16% to 74,700oz in the December quarter from 88,700oz in the September quarter mainly due to a 7% decrease in tonnes milled principally related to lower ore tonnes mined and the release of approximately 5,800oz in the September quarter left within the circuit at the end of the June quarter due to late delivery of ore to the plant.

Continued focus on pre-stripping of stages 4 and 5 of the Gruyere pit resulted in an increase in capital waste mined of 52% to 8.56Mt in the December quarter from 5.62Mt in the September quarter and a decrease in operational waste of 59% to 0.41Mt in the December quarter from 0.99Mt in the September quarter. Resultant total waste mined increased by 36% to 8.97Mt in the December quarter from 6.61Mt in the September quarter.

With focus of personnel and equipment on pre-stripping activities, ore mined decreased by 21% to 1.74Mt in the December quarter from 2.21Mt in the September quarter. Combined with a 2% decrease in mined grade to 1.20g/t in the December quarter from 1.22g/t in the September quarter, gold mined decreased by 23% to 66,800oz in the December quarter from to 86,500oz in the September quarter.

Total tonnes mined increased by 21% from 8.82Mt in the September quarter to 10.71Mt in the December quarter with the addition of a 600t class excavator and four 240t trucks. Volumes are expected to continue to increase into 2024 as mining performance and labour availability improve.

Yield decreased by 9% to 1.05g/t in the December quarter from 1.16g/t in the September quarter, reflecting the drawdown of gold in circuit in the September quarter, referred to above, combined with lower grade ore mined and processed.

AIC increased by 16% to A$2,094oz (US$1,366/oz) in the December quarter from A$1,798oz (US$1,180/oz) in the September quarter due to increased capital expenditure (pre-stripping at stages 4 and 5 of the pit), and lower gold sales, partially offset by a decrease in cost of sales before amortisation and depreciation due to decreased ore production.

Sustaining and total capital expenditure (on a 50% basis) increased by 26% to A$29m (US$19m) in the December quarter from A$23m (US$15m) in the September quarter due to increased pre-stripping at stages 4 and 5 of the pit, and increased expenditure on the Stage 4 lift of the tailings facility.

Granny Smith

		Dec 2023	Sept 2023	% Variance
Underground ore mined	000 tonnes	**449**	453	(1)%
Underground waste mined	000 tonnes	**105**	69	52%
Total tonnes mined	000 tonnes	**554**	522	6%
Grade mined – underground	g/t	**6.36**	4.82	32%
Gold mined	000'oz	**91.8**	70.1	31%
Tonnes milled	000 tonnes	**465**	441	5%
Yield	g/t	**5.71**	4.55	25%
Gold produced	000'oz	**85.4**	64.5	32%
Gold sold	000'oz	**85.4**	64.6	32%
AISC	A$/oz	**1,363**	1,787	24%
	US$/oz	**888**	1,169	24%
AIC	A$/oz	**1,514**	1,944	22%
	US$/oz	**986**	1,271	22%
Sustaining capital expenditure	A$m	**14.2**	17.9	(21)%
	US$m	**9.2**	11.7	(21)%
Non-sustaining capital expenditure	A$m	**11.9**	8.4	42%
	US$m	**7.8**	5.5	42%
Total capital expenditure	A$m	**26.1**	26.3	(1)%
	US$m	**17.0**	17.2	(1)%

Gold production increased by 32% to 85,400oz in the December quarter from 64,500oz in the September quarter due to increased grades mined and processed.

Underground waste mined increased by 52% to 105,000t in the December quarter from 69,000t in the September quarter due to increased capital development in the Z100 area.

Grade mined increased by 32% to 6.36g/t in the December quarter from 4.82g/t in the September quarter with full access to the lower areas of the mine restored, following ventilation restrictions which were addressed in the September quarter. As a result of the increased grade mined, gold mined increased by 31% to 91,800oz in the December quarter from 70,100oz in the September quarter.

Yield increased by 25% to 5.71g/t in the December quarter from 4.55g/t in the September quarter, reflecting the increase in grade of ore mined.

AIC decreased by 22% to A$1,514/oz (US$986/oz) in the December quarter from A$1,944/oz (US$1,271/oz) in the September quarter due to the increase in gold sales.

Total capital expenditure for the December quarter remained similar at A$26m (US$17m).

56 | Gold Fields Reviewed Results for the year ended 31 December 2023

Sustaining capital expenditure decreased by 21% to A$14m (US$9m) in the December quarter from A$18m (US$12m) in the September quarter with lower expenditure on underground infrastructure projects.

Non-sustaining capital expenditure increased by 42% to A$12m (US$8m) in the December quarter from A$8m (US$6m) in the September quarter with increased capital development in the Z135 area after full access was restored in the area following the rectification of ventilation restrictions.

St Ives

		Dec 2023	Sept 2023	% Variance
Underground				
Ore mined	000 tonnes	**570**	445	28%
Waste mined	000 tonnes	**186**	165	13%
Total tonnes mined	000 tonnes	**756**	610	24%
Grade mined	g/t	**5.03**	4.37	15%
Gold mined	000'oz	**92.2**	62.6	47%
Surface				
Ore mined	000 tonnes	**229**	148	55%
Surface waste (Capital)	000 tonnes	**–**	1,328	(100)%
Surface waste (Operational)	000 tonnes	**643**	583	10%
Total waste mined	000 tonnes	**643**	1,911	(66)%
Total tonnes mined	000 tonnes	**872**	2,059	(58)%
Grade mined	g/t	**2.63**	1.78	48%
Gold mined	000'oz	**19.3**	8.5	127%
Strip ratio	waste/ ore	**2.8**	12.9	(78)%
Total (underground and surface)				
Total ore mined	000 tonnes	**799**	593	35%
Total grade mined	g/t	**4.35**	3.73	17%
Total tonnes mined	000 tonnes	**1,628**	2,669	(39)%
Total gold mined	000'oz	**111.5**	71.1	57%
Tonnes milled	000 tonnes	**1,052**	974	8%
Yield – underground	g/t	**4.54**	3.86	18%
Yield – surface	g/t	**1.75**	1.21	45%
Yield – combined	g/t	**3.23**	2.50	29%
Gold produced	000'oz	**109.4**	78.2	40%
Gold sold	000'oz	**103.4**	78.1	32%
AISC	A$/oz	**1,616**	2,167	25%
	US$/oz	**1,053**	1,419	26%
AIC	A$/oz	**1,789**	2,422	26%
	US$/oz	**1,166**	1,587	27%
Sustaining capital expenditure	A$m	**19.3**	31.1	(38)%
	US$m	**12.4**	20.4	(39)%
Non-sustaining capital expenditure	A$m	**13.0**	11.5	13%
	US$m	**8.5**	7.6	12%
Total capital expenditure	A$m	**32.3**	42.6	(24)%
	US$m	**20.9**	28.0	(25)%

Gold production increased by 40% to 109,400oz in the December quarter from 78,200oz in the September quarter due to an 8% increase in ore processed combined with higher grades mined and processed.

Ore mined from underground operations increased by 28% to 570kt in the December quarter from 445t in the September quarter due to improved stoping productivity. Waste mined from underground operations increased by 13% to 186kt in the December quarter from 165t in the September quarter to facilitate the increased ore mining performed during the quarter.

Grade mined from underground operations increased by 15% to 5.03g/t in the December quarter from 4.37g/t in the September quarter, with increased grades mined at Invincible, in line with the mining sequence.

As a result of the 28% increase in ore tonnes mined and the 15% increase in grade mined, gold mined from underground operations increased by 47% to 92,200oz in the December quarter from 62,600oz in the September quarter.

Ore mined from open pits increased by 55% to 229kt in the December quarter from 148kt in the September quarter with increased ore extraction from Thunderer pit following completion of pre-strip activities in the September quarter. Grade mined increased by 48% in the December quarter to 2.63g/t from 1.78g/t in the September quarter, resulting in a 127% increase in gold mined, to 19,300oz in the December quarter from 8,500oz in the September quarter.

Total open pit tonnes mined decreased by 58% to 872kt in the December quarter from 2,059kt in the September quarter. No open pit capital waste tonnes were mined during the December quarter as pre-strip activities at the Thunderer pit was completed during the September quarter. On completion of the Thunderer pit the open pit fleet was utilised in rehabilitating historic mining areas as part of our commitment to progressive rehabilitation. Open pit mining will resume in the March quarter with the stripping of the Invincible Footwall South pit.

Underground yield increased by 18% to 4.54g/t in the December quarter from 3.86g/t in the September quarter and surface yield increased by 45% to 1.75g/t in the December quarter from 1.21g/t in the September quarter resulting in the overall yield increasing by 29% to 3.23g/t in the December quarter from 2.50g/t in the September quarter. The increased underground and surface yields are a reflection of the increased grades of ore mined from source.

AIC decreased by 26% to A$1,789/oz (US$1,166/oz) in the December quarter from A$2,422/oz (US$1,587/oz) in the September quarter due to the 32% increase in gold sold combined with lower capital expenditure.

Total capital expenditure decreased by 24% to A$32m (US$21m) in the December quarter from A$43m (US$28m) in the September quarter.

Sustaining capital expenditure decreased by 38% to A$19m (US$12m) in the December quarter from A$31m (US$20m) in the September quarter following completion of pre-stripping the Thunderer open pit and lower exploration drilling spend in the December quarter.

Non-sustaining capital increased by 13% to A$13m (US$9m) in the December quarter from A$12m (US$8m) in the September quarter due to increased development and infrastructure spend at the Invincible Deeps underground operation.

57

Agnew

		Dec 2023	Sept 2023	% Variance
Underground ore mined	000 tonnes	**316**	326	(3)%
Underground waste mined	000 tonnes	**179**	173	3%
Total tonnes mined	000 tonnes	**495**	499	(1)%
Grade mined – underground	g/t	**7.98**	5.68	40%
Gold mined	000'oz	**81.0**	59.5	36%
Surface				
Ore mined	000 tonnes	**–**	21	100%
Surface waste (Capital)	000 tonnes	**291**	226	29%
Surface waste (Operational)	000 tonnes	**–**	239	(100)%
Total waste mined	000 tonnes	**291**	465	(37)%
Total tonnes mined	000 tonnes	**291**	486	(40)%
Grade mined	g/t	**–**	2.22	(100)%
Gold mined	000'oz	**–**	1.5	(100)%
Strip ratio	waste/ ore	**–**	22.3	100%
Total (underground and surface)				
Total ore mined	000 tonnes	**316**	347	(9)%
Total grade mined	g/t	**7.98**	5.47	46%
Total tonnes mined	000 tonnes	**786**	985	(20)%
Total gold mined	000'oz	**81.0**	61.0	33%
Tonnes milled	000 tonnes	**319**	350	(9)%
Yield – underground	g/t	**7.40**	5.52	34%
Yield – surface	g/t	**–**	1.85	(100)%
Yield – combined	g/t	**7.40**	5.07	46%
Gold produced	000'oz	**76.0**	57.2	33%
Gold sold	000'oz	**73.9**	55.3	34%
AISC	A$/oz	**1,584**	1,933	18%
	US$/oz	**1,034**	1,265	18%
AIC	A$/oz	**1,680**	2,082	19%
	US$/oz	**1,096**	1,362	20%
Sustaining capital expenditure	A$m	**25.7**	19.3	33%
	US$m	**16.8**	12.7	32%
Non-sustaining capital expenditure	A$m	**3.2**	2.8	14%
	US$m	**2.0**	1.7	18%
Total capital expenditure	A$m	**28.9**	22.1	31%
	US$m	**18.8**	14.4	31%

Gold production increased by 33% to 76,000oz in the December quarter from 57,200oz in the September quarter due to increased grades of ore mined and processed, partially offset by lower tonnes processed.

Overall grade mined from underground mines increased by 40% to 7.98g/t in the December quarter from 5.68g/t in the September quarter following high grade stopes mined in the Kath orebody at Waroonga and Sheba orebody at New Holland as per the mining sequence. As a result of the 40% increase in grade and a 3% decrease in ore mined from 326,000t in the September quarter to 316,000 in the December quarter, gold mined from underground operations increased by 36% to 81,000oz in the December quarter from 59,500oz in the September quarter.

Ore mining concluded at Barren Lands open pit during the September quarter. Small localised failures to the east wall were subsequently identified with a minor cutback commencing in the December quarter representing the 291kt capital waste tonnes mined to ensure long-term pit stability with this pit being utilised to provide access to the Barren Lands and Redeemer Underground Complexes. The rectification works are scheduled for completion in the March 2024 quarter.

Underground yield increased by 34% to 7.40g/t in the December quarter from 5.52g/t in the September quarter, reflecting the increase in grade of underground ore mined. Following completion of the Barren Lands open pit no surface material was milled for the December quarter (September quarter: 42,000t at 1.85g/t), resulting in an overall yield increase of 46% to 7.40g/t in the December quarter from 5.07g/t in the September quarter.

AIC decreased by 19% to A$1,680/oz (US$1,096oz) in the December quarter from A$2,082/oz (US$1,362oz) in the September quarter due to a 34% increase in gold sold partially offset by increased capital expenditure.

Total capital expenditure increased by 31% to A$29m (US$19m) in the December quarter from A$22m (US$14m) in the September quarter.

Sustaining capital expenditure increased by 33% to A$26m (US$17m) in the December quarter from A$19m (US$13m) in the September quarter with increased mine development and associated infrastructure expenses at Waroonga, together with expenditure on a high voltage power upgrade to allow mining in the Barren Lands and Redeemer Underground Complex.

Non-sustaining capital expenditure increased by 14% to A$3m (US$2m) in the December quarter from A$3m (US$2m) in the September quarter with increased expenditure on the Waroonga Main South Drill Drive.

58 | Gold Fields Reviewed Results for the year ended 31 December 2023

South Africa region

South Deep

		Dec 2023	Sept 2023	% Variance
Ore mined	000 tonnes	**434**	418	4%
Waste mined	000 tonnes	**105**	86	22%
Total tonnes	000 tonnes	**539**	504	7%
Grade mined – underground reef	g/t	**6.50**	6.59	(1)%
Grade mined – underground total	g/t	**5.24**	5.46	(4)%
Gold mined	kg	**2,823**	2,751	3%
	000'oz	**90.8**	88.4	3%
Development	m	**2,740**	2,818	(3)%
Secondary support	m	**2,154**	2,863	(25)%
Backfill	m^3	**123,155**	57,505	114%
Ore milled – underground reef	000 tonnes	**383**	422	(9)%
Ore milled – underground waste	000 tonnes	**69**	62	11%
Total underground tonnes milled	000 tonnes	**452**	484	(7)%
Ore milled – surface	000 tonnes	**348**	298	17%
Total tonnes milled	000 tonnes	**800**	782	2%
Yield – underground reef	g/t	**6.83**	5.87	16%
Surface yield	g/t	**0.14**	0.10	40%
Total yield	g/t	**3.33**	3.21	4%
Gold produced	kg	**2,669**	2,510	6%
	000'oz	**85.8**	80.7	6%
Gold sold	kg	**2,759**	2,497	10%
	000'oz	**88.7**	80.3	10%
AISC	R/kg	**794,436**	784,092	(1)%
	US$/oz	**1,320**	1,309	(1)%
AIC	R/kg	**794,436**	784,092	(1)%
	US$/oz	**1,320**	1,309	(1)%
Sustaining capital expenditure	Rm	**612.5**	446.2	37%
	US$m	**32.9**	24.0	37%
Non-sustaining capital expenditure	Rm	**—**	—	—%
	US$m	**—**	—	—%
Total capital expenditure	Rm	**612.5**	446.2	37%
	US$m	**32.9**	24.0	37%

Gold produced increased by 6% to 2,669kg (85,800oz) in the December quarter from 2,510kg (80,700oz) in the September quarter, this being in line with the production plan but also assisted by positive yield due to a better mine call factor.

Total tonnes mined in the December quarter increased by 7% to 539kt from 504kt in the September quarter due to improved volumes from longhole stoping driven by improved fleet reliability.

Reef grade mined decreased by 1% to 6.50g/t in the December quarter from 6.59g/t in the September quarter which is in line with the business plan and largely driven by the mining footprint. Total underground tonnes processed decreased by 7% to 452kt in the December quarter from 484kt in the September quarter as some underground waste was not wasted.

Total development decreased by 3% to 2,740m in the December quarter from 2,818m in the September quarter due to repurposing some high-profile development rigs to mine stoping drifts.

Backfill increased by 114% to 123,155m^3 in the December quarter from 57,505m^3 in the September quarter due to increased stopes available for backfilling during the quarter. Backfilling efficiencies remain one of the key focus areas that will enable stope availability and turnaround to sustain productivity.

Reef yield increased by 16% to 6.83g/t in the December quarter from 5.87g/t in the September quarter due to an improved mine call factor impacted by the timing of ore movement.

Surface tonnes processed increased by 17% to 348kt in the December quarter from 298kt in the September quarter. The September quarter was negatively impacted by planned surface desilting of the return water dam and the surface reclamation drop down. Surface yield increased by 40% to 0.14g/t in the December quarter from 0.10g/t in the September quarter due to higher head grade realised from treating material from the old and decommissioned return water dam wall.

AIC increased by 1% to R794,436/kg (US$1,320/oz) in the December quarter from R784,092/kg (US$1,309/oz) in the September quarter, mainly due to increased cost of sales before amortisation and depreciation and capital expenditure, offset by higher gold sold.

Sustaining and total capital expenditure increased by 37% to R613m (US$33m) in the December quarter from R446m (US$24m) in the September quarter. The increase is due to fleet replacements and refurbishments, CAS L9 cap lamps delivered and the old return water dam upgrade.

59

Ghana region

Damang

		Dec 2023	Sept 2023	% Variance
Ore mined	000 tonnes	**245**	1,056	(77)%
Waste (Capital)	000 tonnes	**—**	—	—%
Waste (Operational)	000 tonnes	**91**	760	(88)%
Total waste mined	000 tonnes	**91**	760	(88)%
Total tonnes mined	000 tonnes	**336**	1,816	(81)%
Strip ratio	waste/ore	**0.4**	0.7	(43)%
Grade mined	g/t	**1.15**	1.17	(2)%
Gold mined	000'oz	**9.1**	39.7	(77)%
Tonnes milled	000 tonnes	**1,206**	1,228	(2)%
Yield	g/t	**0.85**	1.02	(17)%
Gold produced	000'oz	**32.9**	40.4	(19)%
Gold sold	000'oz	**32.4**	39.8	(19)%
AISC	US$/oz	**3,189**	1,355	(135)%
AIC	US$/oz	**3,189**	1,355	(135)%
Sustaining capital expenditure	US$m	**0.2**	1.2	(83)%
Non-sustaining capital expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**0.2**	1.2	(83)%

Gold production decreased by 19% to 32,900oz in the December quarter from 40,400oz in the September quarter due to lower head grade fed as a result of stockpile treatment. Yield decreased by 17% to 0.85g/t in the December quarter from 1.02g/t in the September quarter due to lower volumes and grade of ore mined from ex-pit materials and treatment of more historical low-grade stockpiles.

Total tonnes mined decreased by 81% to 0.3Mt in the December quarter from 1.8Mt in the September quarter. Ore tonnes mined decreased by 77% to 0.24Mt in the December quarter from 1.06Mt in the September quarter. The decrease in both ore tonnes and total tonnes mined was due to the completion of the Huni and LKG pits in the December quarter.

Operational waste tonnes mined decreased by 88% to 0.1Mt in the December quarter from 0.8Mt in the September quarter. Strip ratio decreased by 43% to 0.4 in the December quarter from 0.7 in the September quarter. The decrease in both operational waste and strip ratio was due to the completion of the Huni and LKG pits in the December quarter.

Mined grade decreased by 2% to 1.15g/t in the December quarter from 1.17g/t in the September quarter due to lower grade mined from Huni Pit.

Gold mined decreased by 77% to 9,100oz in the December quarter from 39,700oz in the September quarter due to the completion of Huni and LKG pits.

In the December quarter, 243kt was fed from ex-pit at a grade of 1.15g/t and 963kt from stockpile at a grade of 0.83g/t compared to 964kt at 1.18g/t from ex-pit and 264kt from stockpile at a grade of 1.09g/t in the September quarter.

AIC increased by 135% to US$3,189/oz in the December quarter from US$1,355/oz in the September quarter, mainly due to lower gold sold, and higher cost of sales before amortisation and depreciation and a net realisable value adjustment (US$34m) of stockpiles, partially offset by lower capital expenditure. AIC was negatively impacted by the treatment of high cost, lower grade stockpiles. This trend will continue in 2024.

Sustaining and total capital expenditure decreased by 83% to US$nil in the December quarter from US$1m in the September quarter due to timing of capital expenditure.

Tarkwa

		Dec 2023	Sept 2023	% Variance
Ore mined	000 tonnes	**4,440**	3,127	42%
Waste (Capital)	000 tonnes	**5,943**	12,059	(51)%
Waste (Operational)	000 tonnes	**11,373**	8,876	28%
Total waste mined	000 tonnes	**17,316**	20,935	(17)%
Total tonnes mined	000 tonnes	**21,756**	24,062	(10)%
Strip ratio	waste/ore	**3.9**	6.7	(42)%
Grade mined	g/t	**1.27**	1.13	12%
Gold mined	000'oz	**181.3**	113.2	60%
Tonnes milled	000 tonnes	**3,491**	3,630	(4)%
Yield	g/t	**1.20**	1.11	8%
Gold produced	000'oz	**134.4**	129.0	4%
Gold sold	000'oz	**130.9**	126.9	3%
AISC	US$/oz	**1,311**	1,533	14%
AIC	US$/oz	**1,311**	1,533	14%
Sustaining capital expenditure	US$m	**43.1**	51.5	(16)%
Non-sustaining capital expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**43.1**	51.5	(16)%

Gold production increased by 4% to 134,400oz in the December quarter from 129,000oz in the September quarter due to higher yield as a result of higher grades mined and processed. Yield increased by 8% to 1.20g/t in the December quarter from 1.11g/t in the September quarter due to higher head grade as a result of processing the higher grade ore mined while stockpiling the lower grade ore.

Total tonnes mined, including capital waste stripping, decreased by 10% to 21.8Mt in the December quarter from 24.1Mt in the September quarter due to lower equipment availability and mining sequence. Ore mined increased by 42% to 4.4Mt in the December quarter from 3.1Mt in the September quarter due to more ore tonnes mined in Akontansi pit where the ore is more exposed, as more capital waste stripping was done in September quarter. Operational waste increased by 28% to 11.4Mt in the December quarter from 8.9Mt in the September quarter, while capital waste decreased by 51% to 5.9Mt in the December quarter from 12.1Mt in the September quarter in line with the planned mining sequence.

Gold mined increased by 60% to 181.3koz in the December quarter from 113.2koz in the September quarter due to higher ore tonnes and grade mined mainly due to higher volume and grade mined from the Akontansi pit.

In the December quarter, 3.04Mt was fed from ex-pit at a grade of 1.39g/t and 0.45Mt from stockpile at a grade of 0.75g/t compared to 2.15Mt at 1.26g/t from ex-pit and 1.48Mt from stockpile at a grade of 1.06g/t in the September quarter.

AIC decreased by 14% to US$1,311/oz in the December quarter from US$1,533/oz in the September quarter due to higher gold sold, lower cost of sales before amortisation and depreciation and lower capital expenditure.

Sustaining and total capital expenditure decreased by 16% to US$43m in the December quarter from US$52m in the September quarter due to lower capital waste stripping of 5.9Mt in the December quarter compared to 12.1Mt in the September quarter, partially offset by increased capital expenditure on infrastructure relocation projects.

60 | Gold Fields Reviewed Results for the year ended 31 December 2023

Asanko (Equity-accounted joint venture)

		Dec 2023	Sept 2023	% Variance
Ore mined	000 tonnes	**22**	—	100%
Waste (Capital)	000 tonnes	**3,415**	—	100%
Waste (Operational)	000 tonnes	**—**		—%
Total waste mined	000 tonnes	**3,415**	—	100%
Total tonnes mined	000 tonnes	**3,437**	—	100%
Strip ratio	waste/ ore	**152.6**	—	100%
Grade mined	g/t	**0.72**	—	100%
Gold mined	000'oz	**0.5**	—	100%
Tonnes milled	000 tonnes	**1,486**	1,572	(5)%
Yield	g/t	**0.67**	0.71	(6)%
Gold produced	000'oz	**31.9**	35.8	(11)%
Gold sold	000'oz	**30.6**	35.5	(14)%
AISC	US$/oz	**2,060**	1,427	(44)%
AIC	US$/oz	**2,248**	1,632	(38)%
Sustaining capital expenditure	US$m	**19.2**	10.9	76%
Non-sustaining capital expenditure	US$m	**3.6**	5.1	(29)%
Total capital expenditure	US$m	**22.8**	16.0	43%

All figures in table on a 100% basis.

Gold production decreased by 11% to 31,900oz (100% basis) in the December quarter from 35,800oz (100% basis) in the September quarter, mainly due to lower plant throughput and lower yield. Plant throughput and yield decreased by 5% and 6% to 1.5Mt and 0.67g/t in the December quarter from 1.6Mt and 0.71g/t respectively in the September quarter. The lower yield was a result of lower grade ore processed from the stockpiles.

Total tonnes mined, including capital waste stripping, increased by 100% to 3.44Mt in the December quarter from nil in the September quarter due to resumption of mining activities (Abore). Ore mined increased by 100% to 0.02Mt in the December quarter from nil in the September quarter. Capital waste increased by 100% to 3.42Mt in the December quarter from nil in the September quarter. There were no operational waste tonnes mined.

AIC increased by 38% to US$2,248oz in the December quarter from US$1,632/oz in the September quarter mainly due to higher capital expenditure, lower gold sold and higher cost of sales before amortisation and depreciation.

Total capital expenditure increased by 43% to US$23m in the December quarter from US$16m in the September quarter.

Sustaining capital expenditure increased by 76% to US$19m in the December quarter from US$11m in the September quarter mainly due to Abore pre-stripping cost incurred in the December quarter.

Non-sustaining capital expenditure decreased by 29% to US$4m in the December quarter from US$5m in the September quarter due to lower exploration and Abore project cost.

South America region

Chile

Salares Norte

		Dec 2023	Sept 2023	% Variance
Ore mined	000 tonnes	**719**	778	(8)%
Waste (capital)	000 tonnes	**8,172**	5,990	36%
Waste (operational)	000 tonnes	**1,164**	80	1355%
Total waste mined	000 tonnes	**9,336**	6,070	54%
Total tonnes mined	000 tonnes	**10,055**	6,848	47%
Grade mined – gold	g/t	**5.15**	8.04	(36)%
Grade mined – silver	g/t	**89.10**	26.41	237%
Gold mined	000'oz	**119.2**	201.1	(41)%
Silver mined	000'oz	**2,060.3**	660.3	212%
Tonnes milled	000 tonnes	**12**	—	100%
Sustaining capital expenditure	US$m	**40.3**	21.4	88%
Non-sustaining expenditure	US$m	**92.4**	64.4	43%
Total capital expenditure	US$m	**132.7**	85.8	55%

The Salares Norte project continued progressing during the December quarter. Total project progress was 98.0% at the end of December 2023 compared to 96.7% at the end of September 2023.

Total construction project progress at the end of December 2023 was 99.3% compared to 98.1% at the end of September 2023.

The total tonnes mined increased by 47% to 10.1Mt in the December quarter from 6.8Mt in the September quarter. Ore mined decreased by 8% to 719kt in the December quarter from 778kt in the September quarter.

The exploration drilling metres for the December quarter were 5.547m. No metres were drilled in the September quarter.

Total capital expenditure increased by 55% to US$133m in the December quarter from US$86m in the September quarter.

Sustaining capital expenditure increased by 88% to US$40m in the December quarter from US$21m in the September quarter mainly due to the higher capital waste tonnes mined, ramp up capital cost and minor projects including access road improvements and communications systems infrastructure.

Non-sustaining capital expenditure increased by 43% to US$92m in the December quarter from US$64m in the September quarter related to the project construction costs.

61

Peru

Cerro Corona

		Dec 2023	Sept 2023	% Variance
Ore mined	000 tonnes	**3,543**	2,864	24%
Waste mined	000 tonnes	**3,093**	4,659	(34)%
Total tonnes mined	000 tonnes	**6,636**	7,523	(12)%
Grade mined – gold	g/t	**0.54**	0.61	(11)%
Grade mined – copper	per cent	**0.38**	0.40	(5)%
Gold mined	000'oz	**61.7**	56.6	9%
Copper mined	000 tonnes	**13,628**	11,493	19%
Tonnes milled	000 tonnes	**1,531**	1,629	(6)%
Gold recovery	per cent	**73.4**	68.2	8%
Copper recovery	per cent	**89.5**	86.8	3%
Yield – Gold	g/t	**0.55**	0.50	10%
– Copper	per cent	**0.43**	0.39	10%
– Combined	eq g/t	**1.06**	0.99	7%
Gold produced	000'oz	**25.9**	25.2	3%
Copper produced	tonnes	**6,359**	6,112	4%
Total equivalent gold produced	000' eq oz	**52.2**	51.7	1%
Total equivalent gold sold	000' eq oz	**57.6**	42.3	36%
AISC	US$/oz	**765**	693	(10)%
AISC	US$/ eq oz	**1,296**	1,288	(1)%
AIC	US$/oz	**907**	824	(10)%
AIC	US$/ eq oz	**1,368**	1,352	(1)%
Sustaining capital expenditure	US$m	**8.3**	11.1	(25)%
Non-sustaining capital expenditure	US$m	**3.0**	1.9	58%
Total capital expenditure	US$m	**11.3**	13.0	(13)%

Gold equivalent production increased by 1% to 52,200oz in the December quarter from 51,700oz in the September quarter, mainly due to higher gold and copper grades processed and higher metallurgical recoveries, as a result of the type of ore processed associated to a different mined area of the pit, in line with the mining plan.

Total tonnes mined decreased by 12% to 6.6Mt in the December quarter from 7.5Mt in the September quarter, mainly due to a decrease in productivity during the rainy season. Ore mined increased by 24% to 3.5Mt in the December quarter from 2.9Mt in the September quarter, while waste mined decreased by 34% to 3.1Mt in the December quarter from 4.7Mt in the September quarter, in line with the mining plan.

Gold grade mined decreased by 11% and copper grade mined decreased by 5%, explained by higher low-grade ore mined for stockpiling in the December quarter, in line with the mining plan.

Gold yield increased by 10% to 0.55g/t in the December quarter from 0.50g/t in the September quarter and copper yield increased by 10% to 0.43% in the December quarter from 0.39% in the September quarter. These increases are explained by higher gold and copper metallurgical recoveries.

AIC per gold ounce sold increased by 10% to US$907/oz in the December quarter from a US$824/oz in the September quarter, mainly due to higher operating cost and lower gold inventory credit in the December quarter compared to the September quarter, explained by higher concentrate stock on hand in the September quarter. This was partially offset by higher gold ounces sold and a higher copper by product credit to cost in the December quarter when compared to the September quarter.

AIC per equivalent ounce increased by 1% to US$1,368/eq oz in the December quarter from US$1,352/eq oz in the September quarter mainly due to higher equivalent ounces sold.

Total capital expenditure decreased by 13% to US$11m in the December quarter from US$13m in the September quarter, mainly related to the completion of the TSF construction activities and a reduction in construction activities during the rainy season relating to the infrastructure projects.

Sustaining capital expenditure decreased by 25% to US$8m in the December quarter from US$11m in the September quarter due to a reduction in infrastructure construction activities mainly during the rainy season.

Non-sustaining capital expenditure increased by 58% to US$3m in the September quarter from US$2m in the September quarter due to timing of the infrastructure relocation activities.

62 Gold Fields Reviewed Results for the year ended 31 December 2023

Salient features and cost benchmarks

				United States Dollar							South African Rand
				South America Region			Ghana Region			South African Region	
				Total	Peru	Chile	Ghana				
Figures are in millions unless otherwise stated		Total Mine operations and projects including Discontinued Operations	Total Mine operations and projects excluding Discontinued Operations	Total	Cerro Corona	Salares Norte Project	Total	Tarkwa	Damang	South Deep	South Deep
Operating results											
Ore milled/treated (000 tonnes)	**Dec 2023**	**10,653**	**9,984**	**1,543**	**1,531**	**12**	**4,697**	**3,491**	**1,206**	**800**	**800**
	Sept 2023	10,933	10,226	1,629	1,629	–	4,858	3,630	1,228	782	782
Yield (grams per tonne)	**Dec 2023**	**1.8**	**1.9**	**1.1**	**1.1**	**–**	**1.1**	**1.2**	**0.8**	**3.3**	**3.3**
	Sept 2023	1.6	1.7	1.0	1.0	–	1.1	1.1	1.0	3.2	3.2
Gold produced (000 managed equivalent ounces)	**Dec 2023**	**627.7**	**613.3**	**52.2**	**52.2**	**–**	**167.2**	**134.4**	**32.9**	**85.8**	**2,669**
	Sept 2023	562.0	545.9	51.7	51.7	–	169.4	129.0	40.4	80.7	2,510
Gold produced (000 attributable equivalent ounces)	**Dec 2023**	**607.7**	**593.3**	**51.9**	**51.9**	**–**	**150.5**	**120.9**	**29.6**	**82.8**	**2,574**
	Sept 2023	541.9	525.8	51.4	51.4	–	152.4	116.1	36.3	77.8	2,421
Gold sold (000 managed equivalent ounces)	**Dec 2023**	**623.2**	**609.5**	**57.6**	**57.6**	**–**	**163.4**	**130.9**	**32.4**	**88.7**	**2,759**
	Sept 2023	547.7	531.8	42.3	42.3	–	166.7	126.9	39.8	80.3	2,497
Cost of sales before amortisation and depreciation (million)	**Dec 2023**	**(537.2)**	**(519.8)**	**(25.9)**	**(51.8)**	**25.9**	**(198.5)**	**(102.3)**	**(96.2)**	**(80.3)**	**(1,506.1)**
	Sept 2023	(508.1)	(492.8)	(21.2)	(34.1)	12.8	(169.8)	(122.9)	(46.9)	(79.8)	(1,488.2)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Dec 2023**	**52**	**54**	**43**	**39**	**602**	**38**	**40**	**32**	**98**	**1,835**
	Sept 2023	46	48	36	34	–	28	26	33	102	1,897
Sustaining capital (million)	**Dec 2023**	**(190.6)**	**(182.0)**	**(48.6)**	**(8.3)**	**(40.3)**	**(43.3)**	**(43.1)**	**(0.2)**	**(32.9)**	**(612.5)**
	Sept 2023	(173.7)	(168.9)	(32.5)	(11.1)	(21.4)	(52.7)	(51.5)	(1.2)	(24.0)	(446.2)
Non-sustaining capital (million)	**Dec 2023**	**(115.3)**	**(113.7)**	**(95.4)**	**(3.0)**	**(92.4)**	**–**	**–**	**–**	**–**	**–**
	Sept 2023	(83.5)	(81.1)	(66.4)	(1.9)	(64.4)	–	–	–	–	–
Total capital expenditure (million)	**Dec 2023**	**(305.9)**	**(295.7)**	**(144.0)**	**(11.3)**	**(132.7)**	**(43.3)**	**(43.1)**	**(0.2)**	**(32.9)**	**(612.5)**
	Sept 2023	(257.2)	(250.0)	(98.9)	(13.0)	(85.8)	(52.7)	(51.5)	(1.2)	(24.0)	(446.2)
All-in sustaining costs (Dollar per ounce)	**Dec 2023**	**1,341**	**1,324**	**2,249**[1]	**765**	**–**	**1,684**	**1,311**	**3,189**	**1,320**	**794,436**
	Sept 2023	1,371	1,369	1,762[1]	693	–	1,490	1,533	1,355	1,309	784,092
Total all-in cost Dollar per ounce)	**Dec 2023**	**1,564**	**1,548**	**5,909**[1]	**907**	**–**	**1,684**	**1,311**	**3,189**	**1,320**	**794,436**
	Sept 2023	1,562	1,560	5,265[1]	824	–	1,490	1,533	1,355	1,309	784,092

Average exchange rates were US$1 = R18.73, US$1 = R18.65 for the December 2023 and September 2023 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.65 for the December 2023 and September 2023 and quarters.
Figures may not add as they are rounded independently.

* Equity-accounted joint venture.

[1] Includes AIC with no gold sold for Salares Norte as the project is still under construction.

63

Salient features and cost benchmarks continued

Figures are in millions unless otherwise stated		United States Dollar					Australian Dollar					United States Dollar
		Australia Region					Australia Region					Discontinued
		Australia					Australia					
		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Asanko 45%*
Operating results												
Ore milled/treated (000 tonnes)	**Dec 2023**	**2,943**	**319**	**1,052**	**465**	**1,107**	**2,943**	**319**	**1,052**	**465**	**1,107**	**669**
	Sept 2023	2,956	350	974	441	1,191	2,956	350	974	441	1,191	708
Yield (grams per tonne)	**Dec 2023**	**3.3**	**7.4**	**3.2**	**5.7**	**1.0**	**3.3**	**7.4**	**3.2**	**5.7**	**1.0**	**0.7**
	Sept 2023	2.6	5.1	2.5	4.5	1.2	2.6	5.1	2.5	4.5	1.2	0.7
Gold produced (000 managed equivalent ounces)	**Dec 2023**	**308.1**	**76.0**	**109.4**	**85.4**	**37.3**	**308.1**	**76.0**	**109.4**	**85.4**	**37.3**	**14.4**
	Sept 2023	244.1	57.2	78.2	64.5	44.3	244.1	57.2	78.2	64.5	44.3	16.1
Gold produced (000 attributable equivalent ounces)	**Dec 2023**	**308.1**	**76.0**	**109.4**	**85.4**	**37.3**	**308.1**	**76.0**	**109.4**	**85.4**	**37.3**	**14.4**
	Sept 2023	244.1	57.2	78.2	64.5	44.3	244.1	57.2	78.2	64.5	44.3	16.1
Gold sold (000 managed equivalent ounces)	**Dec 2023**	**299.7**	**73.9**	**103.4**	**85.4**	**37.0**	**299.7**	**73.9**	**103.4**	**85.4**	**37.0**	**13.7**
	Sept 2023	242.4	55.3	78.1	64.6	44.3	242.4	55.3	78.1	64.6	44.3	16.0
Cost of sales before amortisation and depreciation (million)	**Dec 2023**	**(215.1)**	**(49.0)**	**(84.3)**	**(55.8)**	**(26.0)**	**(330.1)**	**(75.2)**	**(129.3)**	**(85.7)**	**(40.1)**	**(17.4)**
	Sept 2023	(222.0)	(50.1)	(83.6)	(56.3)	(31.9)	(338.9)	(76.6)	(127.5)	(86.1)	(48.7)	(15.4)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Dec 2023**	**73**	**155**	**82**	**117**	**22**	**112**	**238**	**126**	**180**	**34**	**24**
	Sept 2023	73	153	80	129	24	112	233	123	198	36	22
Sustaining capital (million)	**Dec 2023**	**(57.2)**	**(16.8)**	**(12.4)**	**(9.2)**	**(18.7)**	**(87.7)**	**(25.7)**	**(19.3)**	**(14.2)**	**(28.5)**	**(8.6)**
	Sept 2023	(59.6)	(12.7)	(20.4)	(11.7)	(15.0)	(91.0)	(19.3)	(31.1)	(17.9)	(22.7)	(4.9)
Non-sustaining capital (million)	**Dec 2023**	**(18.3)**	**(2.0)**	**(8.5)**	**(7.8)**	**—**	**(28.1)**	**(3.2)**	**(13.0)**	**(11.9)**	**—**	**(1.6)**
	Sept 2023	(14.8)	(1.7)	(7.6)	(5.5)	—	(22.7)	(2.8)	(11.5)	(8.4)	—	(2.3)
Total capital expenditure (million)	**Dec 2023**	**(75.5)**	**(18.8)**	**(20.9)**	**(17.0)**	**(18.7)**	**(115.8)**	**(28.9)**	**(32.3)**	**(26.1)**	**(28.5)**	**(10.2)**
	Sept 2023	(74.4)	(14.4)	(28.0)	(17.2)	(15.0)	(113.7)	(22.1)	(42.6)	(26.3)	(22.7)	(7.2)
All-in sustaining costs (Dollar per ounce)	**Dec 2023**	**1,040**	**1,034**	**1,053**	**888**	**1,366**	**1,595**	**1,584**	**1,616**	**1,363**	**2,094**	**2,060**
	Sept 2023	1,272	1,265	1,419	1,169	1,176	1,943	1,933	2,167	1,787	1,790	1,427
Total all-in cost (Dollar per ounce)	**Dec 2023**	**1,122**	**1,096**	**1,166**	**986**	**1,366**	**1,721**	**1,680**	**1,789**	**1,514**	**2,094**	**2,248**
	Sept 2023	1,377	1,362	1,587	1,271	1,180	2,103	2,082	2,422	1,944	1,798	1,632

Average exchange rates were US$1 = R18.73, US$1 = R18.65 for the December 2023 and September 2023 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.65 for the December 2023 and September 2023 and quarters.
Figures may not add as they are rounded independently.

64 Gold Fields Reviewed Results for the year ended 31 December 2023

Underground and surface

		Total Mine operations and projects including dis-continued operations	South America Region			Ghana Region			South Africa Region	Australia Region					Discon-tinued
			Total	Peru	Chile	Ghana				Australia					
Imperial ounces with metric tonnes and grade			Total	Cerro Corona	Salares Norte Project	Total	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Asanko 45%
Tonnes mined (000 tonnes)* – underground ore	**Dec 2023**	**1,769**	**–**	**–**	**–**	**–**	**–**	**–**	**434**	**1,335**	**316**	**570**	**449**	**–**	**–**
	Sept 2023	1,641	–	–	–	–	–	–	418	1,224	326	445	453	–	–
– underground waste	**Dec 2023**	**575**	**–**	**–**	**–**	**–**	**–**	**–**	**105**	**470**	**179**	**186**	**105**	**–**	**–**
	Sept 2023	493	–	–	–	–	–	–	86	407	173	165	69	–	–
– surface ore	**Dec 2023**	**10,054**	**4,263**	**3,543**	**719**	**4,685**	**4,440**	**245**	**–**	**1,097**	**–**	**229**	**–**	**868**	**10**
	Sept 2023	9,097	3,641	2,864	778	4,183	3,127	1,056	–	1,273	21	148	–	1,105	–
– total	**Dec 2023**	**12,398**	**4,263**	**3,543**	**719**	**4,685**	**4,440**	**245**	**539**	**2,902**	**495**	**985**	**554**	**868**	**10**
	Sept 2023	11,231	3,641	2,864	778	4,183	3,127	1,056	504	2,904	520	758	522	1,105	–
Grade mined (grams per tonne) – underground ore	**Dec 2023**	**6.3**	**–**	**–**	**–**	**–**	**–**	**–**	**6.5**	**6.2**	**8.0**	**5.0**	**6.4**	**–**	**–**
	Sept 2023	5.3	–	–	–	–	–	–	6.6	4.9	5.7	4.4	4.8	–	–
– surface ore	**Dec 2023**	**1.3**	**1.3**	**0.5**	**5.2**	**1.3**	**1.3**	**1.2**	**–**	**1.5**	**–**	**2.6**	**–**	**1.2**	**0.7**
	Sept 2023	1.6	2.2	0.6	8.0	1.1	1.1	1.2	–	1.3	2.2	1.8	–	1.2	–
– total	**Dec 2023**	**2.1**	**1.3**	**0.5**	**5.2**	**1.3**	**1.3**	**1.2**	**5.2**	**4.1**	**8.0**	**4.3**	**6.4**	**1.2**	**0.7**
	Sept 2023	2.2	2.2	0.6	8.0	1.1	1.1	1.2	5.5	3.1	5.5	3.7	4.8	1.2	–
Gold mined (000 ounces)* – underground ore	**Dec 2023**	**355.7**	**–**	**–**	**–**	**–**	**–**	**–**	**90.8**	**265.0**	**81.0**	**92.2**	**91.8**	**–**	**–**
	Sept 2023	280.6	–	–	–	–	–	–	88.4	192.2	59.5	62.6	70.1	–	–
– surface ore	**Dec 2023**	**424.2**	**180.9**	**61.7**	**119.2**	**190.3**	**181.3**	**9.1**	**–**	**52.7**	**–**	**19.3**	**–**	**33.4**	**0.2**
	Sept 2023	463.8	257.7	56.6	201.1	152.9	113.2	39.7	–	53.2	1.5	8.5	–	43.3	–
– total	**Dec 2023**	**779.9**	**180.9**	**61.7**	**119.2**	**190.3**	**181.3**	**9.1**	**90.8**	**317.7**	**81.0**	**111.5**	**91.8**	**33.4**	**0.2**
	Sept 2023	744.4	257.7	56.6	201.1	152.9	113.2	39.7	88.4	245.4	61.0	71.1	70.1	43.3	–
Ore milled/treated (000 tonnes) – underground ore	**Dec 2023**	**1,727**	**–**	**–**	**–**	**–**	**–**	**–**	**383**	**1,344**	**319**	**560**	**465**	**–**	**–**
	Sept 2023	1,644	–	–	–	–	–	–	422	1,222	308	473	441	–	–
– underground waste	**Dec 2023**	**69**	**–**	**–**	**–**	**–**	**–**	**–**	**69**	**–**	**–**	**–**	**–**	**–**	**–**
	Sept 2023	62	–	–	–	–	–	–	62	–	–	–	–	–	–
– surface ore	**Dec 2023**	**8,856**	**1,543**	**1,531**	**12**	**4,697**	**3,491**	**1,206**	**348**	**1,599**	**–**	**493**	**–**	**1,107**	**669**
	Sept 2023	9,227	1,629	1,629	–	4,858	3,630	1,228	298	1,734	42	501	–	1,191	708
– total	**Dec 2023**	**10,653**	**1,543**	**1,531**	**12**	**4,697**	**3,491**	**1,206**	**800**	**2,943**	**319**	**1,052**	**465**	**1,107**	**669**
	Sept 2023	10,933	1,629	1,629	–	4,858	3,630	1,228	782	2,956	350	974	441	1,191	708
Yield (Grams per tonne) – underground ore	**Dec 2023**	**5.9**	**–**	**–**	**–**	**–**	**–**	**–**	**6.8**	**5.6**	**7.4**	**4.5**	**5.7**	**–**	**–**
	Sept 2023	4.9	–	–	–	–	–	–	5.9	4.5	5.5	3.9	4.5	–	–
– surface ore	**Dec 2023**	**1.1**	**1.1**	**1.1**	**–**	**1.1**	**1.2**	**0.8**	**0.1**	**1.3**	**–**	**1.8**	**–**	**1.0**	**0.7**
	Sept 2023	1.0	1.0	1.0	–	1.1	1.1	1.0	0.1	1.2	1.9	1.2	–	1.2	0.7
– combined	**Dec 2023**	**1.8**	**1.1**	**1.1**	**–**	**1.1**	**1.2**	**0.8**	**3.3**	**3.3**	**7.4**	**3.2**	**5.7**	**1.0**	**0.7**
	Sept 2023	1.6	1.0	1.0	–	1.1	1.1	1.0	3.2	2.6	5.1	2.5	4.5	1.2	0.7
Gold produced (000 ounces)* – underground ore	**Dec 2023**	**327.3**	**–**	**–**	**–**	**–**	**–**	**–**	**84.2**	**243.0**	**76.0**	**81.7**	**85.4**	**–**	**–**
	Sept 2023	257.5	–	–	–	–	–	–	79.7	177.8	54.6	58.7	64.5	–	–
– surface ore	**Dec 2023**	**300.5**	**52.2**	**52.2**	**–**	**167.2**	**134.4**	**32.9**	**1.6**	**65.1**	**–**	**27.7**	**–**	**37.3**	**14.4**
	Sept 2023	304.5	51.7	51.7	–	169.4	129.0	40.4	1.0	66.3	2.5	19.5	–	44.3	16.1
– total	**Dec 2023**	**627.7**	**52.2**	**52.2**	**–**	**167.2**	**134.4**	**32.9**	**85.8**	**308.1**	**76.0**	**109.4**	**85.4**	**37.3**	**14.4**
	Sept 2023	562.0	51.7	51.7	–	169.4	129.0	40.4	80.7	244.1	57.1	78.2	64.5	44.3	16.1
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)	**Dec 2023**	**132**	**–**	**–**	**–**	**–**	**–**	**–**	**145**	**127**	**156**	**119**	**117**	**–**	**–**
	Sept 2023	124	–	–	–	–	–	–	142	117	155	81	129	–	–
– surface	**Dec 2023**	**36**	**43**	**39**	**602**	**38**	**40**	**32**	**36**	**28**	**–**	**41**	**–**	**22**	**24**
	Sept 2023	32	36	34	–	28	26	33	36	43	138	80	–	24	22
– total	**Dec 2023**	**52**	**43**	**39**	**602**	**38**	**40**	**32**	**98**	**73**	**155**	**82**	**117**	**22**	**24**
	Sept 2023	46	36	34	–	28	26	33	102	73	153	80	129	24	22

* Excludes surface material at South Deep.

65

Independent Auditor’s Review Report On Condensed Consolidated Financial Statements To the Shareholders of Gold Fields Limited We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 27 to 50, which comprise the condensed consolidated statement of financial position as at 31 December 2023 and the related condensed consolidated income statement and condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes. Directors’ Responsibility for the Condensed Consolidated Financial Statements The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for condensed financial statements, as set out in the ‘Basis of preparation’ note on page 27 to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2023 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for condensed financial statements, as set out in the ‘Basis of preparation’ note on page 27 to the financial statements, and the requirements of the Companies Act of South Africa. Report on other legal and regulatory requirements In accordance with our responsibilities in terms of sections 44(2) and 44(3) of the Auditing Profession Act, we report that we have reason to believe that a suspected reportable irregularity may have occurred in terms of the Auditing Profession Act (the APA). We have reported our reason to believe in a first report to the Independent Regulatory Board for Auditors (IRBA) in compliance with section 45 of the APA. We are in terms of section 45 (3) of the APA required to file a second report by 14 March 2024. The suspected reportable irregularity was reported following the findings of an investigation performed by the Company’s internal audit function in response to the receipt of anonymous whistleblower complaints regarding certain alleged improper conduct imputed to a Prescribed Officer (“PO”) of the Company, who is employed at an offshore operating subsidiary (“the Subsidiary”). The internal audit investigation found merit to certain of the allegations, following which an independent law firm was appointed to chair a disciplinary inquiry (“the Inquiry”). That Inquiry made factual findings in respect of the PO, relating to the (a) unauthorised use of assets and/or resources of the Subsidiary, (b) a breach of Subsidiary procurement processes and policies (including the failure to disclose a conflict of interest), and (c) misleading investigators in respect of certain matters. Although the value of the benefit derived by the PO and consequent losses incurred by the Company are quantitatively immaterial in the context of the financial statements taken as a whole, we consider the factual findings of the Inquiry, taken as a whole, to represent a suspected material breach of fiduciary duty by the PO. At the date of this report, the period of 30 days allowed by the APA for management to satisfy us that such conduct did not amount to a reportable irregularity or that the suspected reportable irregularity is no longer ongoing and that sufficient and appropriate steps have been taken to prevent and / or recover any loss as a result thereof, has not yet elapsed. As such, the reporting process to the IRBA is incomplete. Our second report is required to include a statement that: a) No reportable irregularity has taken place or is taking place; b) The suspected reportable irregularity is no longer taking place and that adequate steps have been taken for the prevention or recovery of any loss as a result thereof, if relevant; or c) The reportable irregularity is continuing. The matter remains under consideration by management and ourselves and we will file our second report in terms of Section 45 (3) of the APA with the IRBA by 14 March 2024. Other matter Unless stated otherwise, we have not reviewed future financial performance and expectations, guidance provided, non-IFRS measures, including adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by JSE Limited Listing requirements, expressed by the directors in the accompanying condensed consolidated financial statements and accordingly do not express a conclusion thereon as part of this review. PricewaterhouseCoopers Inc Director: PC Hough Registered Auditor Johannesburg, South Africa 22 February 2024 66 Gold Fields Reviewed Results for the year ended 31 December 2023

To the Directors of Gold Fields Limited Report on the Assurance Engagement on the Compilation of Pro Forma Financial Information included in the Gold Fields 2023 Results Media Release. We have completed our assurance engagement to report on the compilation of the pro forma financial information of Gold Fields Limited (the “Company”) by the directors. The pro forma financial information, as set out in the Gold Fields Limited 2023 Results media release, consist of presentation of certain Non-IFRS measures, specifically normalised profit attributable to owners of the parent and normalised profit per share, adjusted EBITDA, adjusted free cash flow, all-in sustaining costs, total all-in-costs, sustaining and non-sustaining capital expenditure, net debt (including and excluding lease liabilities) and cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares (the “pro forma financial information”). The applicable criteria on the basis of which the directors have compiled the pro forma financial information are specified in the JSE Limited (JSE) Listings Requirements and described in the Gold Fields Limited 2023 Results media release. The pro forma financial information has been compiled by the directors and is presented in order to provide users with relevant information and measures used by the Group to assess performance. As part of this process, information about the Company’s financial position and financial performance has been extracted by the directors from the Company’s financial statements for the year ended 31 December 2023, on which a review report has been published. Directors’ responsibility The directors of the Company are responsible for compiling the pro forma financial information on the basis of the applicable criteria specified in the JSE Listings Requirements and described in the Gold Fields Limited 2023 Results media release. Our Independence and Quality Management We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies International Standard on Quality Management 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, which requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Auditor’s responsibility Our responsibility is to express an opinion about whether the pro forma financial information has been compiled, in all material respects, by the directors on the basis of the applicable criteria specified in the JSE Listings Requirements and described in the Gold Fields Limited 2023 Results media release based on our procedures performed. We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of pro forma financial information Included in a Prospectus issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform our procedures to obtain reasonable assurance about whether the pro forma financial information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information. The purpose of pro forma financial information is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the company as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction would have been as presented. A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether: a. The related pro forma adjustments give appropriate effect to those criteria; and b. The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information. The procedures selected depend on our judgement, having regard to our understanding of the nature of the Company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances. Our engagement also involves evaluating the overall presentation of the pro forma financial information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Opinion In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria specified by the JSE Listings Requirements and described in the Gold Fields Limited 2023 Results media release. PricewaterhouseCoopers Inc. Director: PC Hough Registered Auditor Waterfall City 22 February 2024 67

Administration and corporate information Corporate secretary Anre Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email:general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 5903 email: jongisa.magagula@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0)371 664 0300 email: shareholderenquiries@linkgroup.co.uk If you are outside the United Kingdom please call + (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) MJ Fraser• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@† TP Goodlace† JE McGill†^ PG Sibiya† SP Reid^† CAT Smit† ^ Australian * British @Chilean # Ghanaian † Independent Director • Non-independent Director 68 Gold Fields Reviewed Results for the year ended 31 December 2023

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 30 March 2023. Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. 69

G O LD FIELD S LIM ITED C LIM ATE C H A N G E REPO RT 2022